Exhibit 2.1

SHARE PURCHASE AGREEMENT

by and among

DRILLING TOOLS INTERNATIONAL CORPORATION,

CASING TECHNOLOGIES GROUP LIMITED,

SALTIRE ENERGY LIMITED,

FOXLEY ENERGY LIMITED,

THE SELLERS PARTY HERETO,

and

THE SELLER REPRESENTATIVE

Dated as of October 8, 2026

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5.5	No Brokers	29
5.6	No Conflicts	29

ARTICLE VI WARRANTIES OF BUYER AND PARENT		30

6.1	Securities Matters	30
6.2	Organization and Standing	30
6.3	Authorization, Validity and Effect	30
6.4	No Conflict; Required Filings and Consents	31
6.5	Legal Proceedings	31
6.6	No Brokers	31
6.7	Due Diligence	31
6.8	Independent Investigation; Acknowledgments; Non-Reliance	31
6.9	Sanctions Laws	32
6.10	Anti-Corruption Laws	32
6.11	Reports	32

ARTICLE VII COVENANTS AND AGREEMENTS		35

7.1	Interim Operations	35
7.3	Historic Scottish Leases	38
7.4	Reasonable Access; Confidentiality	39
7.5	Publicity	39
7.6	Records	40
7.7	W&I Insurance	40
7.8	Continuing Indemnification for Companies Actors	41
7.9	Reasonable Efforts	41
7.10	Cooperation and Payoff Letters	42
7.12	No Shop	42
7.13	Parent Stockholder Meeting; Proxy Statement	43
7.14	Financial Information	45
7.15	Leased Real Properties	46
7.16	EBT Tax Liability	46

ARTICLE VIII CONDITIONS TO CLOSING		46

8.1	Conditions to Obligations of the Parties	46
8.2	Conditions to Obligations of the Buyer	47
8.3	Conditions to Obligations of the Sellers	47
8.4	Frustration of Closing Conditions	48
8.5	Financing Updates	48

ARTICLE IX TERMINATION OF AGREEMENT		48

9.1	Termination	48
9.2	Effect of Termination	51
9.3	Expense Reimbursement	51

ARTICLE X SURVIVAL; REMEDIES		52

10.1	Survival	52
10.2	Indemnification	52

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10.3	Procedures	53
10.4	Seller Release	55
10.5	Certain Limitations; Exclusive Remedy	55

ARTICLE XI TAX MATTERS		56

11.1	Tax Returns	56
11.2	Cooperation; Tax Actions	56
11.3	Tax Contests	57
11.5	Transfer & Stamp Taxes	59
11.7	Tax Exclusions	59
11.8	Section 338(g) Election	61

ARTICLE XII MISCELLANEOUS AND GENERAL		63

12.1	Expenses	63
12.2	Successors and Assigns	63
12.3	[Reserved]	63
12.4	Further Assurances	63
12.5	Notices	63
12.6	Complete Agreement	64
12.7	Captions	65
12.8	Amendment	65
12.9	Waiver	65
12.10	Governing Law; Jurisdiction	65
12.11	Severability	65
12.12	Counterparts	66
12.13	Enforcement of Agreement	66
12.14	Other Definitional and Interpretive Matters	67
12.15	Disclosure	68
12.16	Waiver of Transfer Restriction	69
12.17	Non-Recourse and Third Parties	69
12.18	Privileged Deal Communications	69
12.19	Fraud	70
12.20	Seller Representative	70
12.21	Power of Attorney	71

Exhibits

Exhibit A	Definitions
Exhibit B	Settlement Amounts
Exhibit C	Locked Box Accounts
Exhibit D	Information about the Companies
Exhibit E	Agreed Financing Terms
Exhibit F	Permitted Leakage

iii

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this “Agreement”) is made as a deed and dated on October 8, 2026 and is entered into by and among Drilling Tools International Corporation, a Delaware corporation (“Parent”), Casing Technologies Group Limited, a private company with limited liability, with its registered office at Unit 4 & 5 Enterprise Drive, Westhill Industrial Estate, Westhill, Scotland, AB32 6TQ, Company Number SC328867 (“Buyer”), Saltire Energy Limited, a private company with limited liability, with its registered office at c/o Peterkins, 100 Union Street, Aberdeen, Aberdeenshire, AB10 1QR Scotland, Company Number SC165384 (“Saltire”), Foxley Energy Limited, a private company with limited liability, with its registered office at 100 Union Street, Aberdeen, AB10 1QR, Scotland, Company Number SC539080 (“Foxley”, and together with Saltire, each a “Company” and collectively, the “Companies”), the respective shareholders of the Companies listed on the signature pages hereto (each a “Seller” and collectively, the “Sellers”), and Jack William Loggie, solely in his capacity as the Seller Representative (as defined herein). Parent, Buyer, the Companies, the Sellers, and the Seller Representative are sometimes collectively referred to herein as the “Parties” and individually as a “Party.”

RECITALS

WHEREAS, as of the date hereof, the Saltire Sellers collectively own 100% of the issued and outstanding share capital of Saltire, consisting of 1,240 ordinary shares of £1.00 each in the capital of Saltire (the “Saltire Capital Stock”);

WHEREAS, as of the date hereof, the Foxley Sellers collectively own 100% of the issued and outstanding share capital of Foxley, consisting of 100 ordinary shares of £1.00 each in the capital of Foxley (the “Foxley Capital Stock” and together with the Saltire Capital Stock, the “Company Capital Stock”);

WHEREAS, the Sellers desire to sell to Buyer, and Buyer desires to purchase from the Sellers, all of the shares of the Company Capital Stock in exchange for the consideration described herein;

WHEREAS, the respective Governing Bodies of Parent, Buyer and the Companies, and the Sellers, have approved this Agreement and the transactions contemplated hereby upon the terms and subject to the conditions set forth herein; and

WHEREAS, the Sellers have executed a lockup and investor rights agreement in the Agreed Form (the “Lockup and Investor Rights Agreement”) dated as of even date herewith, but effective for all purposes as of the Closing, providing for, among other things, (i) customary restrictions on the transfer of DTI Common Stock received by the Sellers pursuant to the Rollover Documents, (ii) participation rights in any secondary offering initiated by Parent, and (iii) board designation and observation rights for the Sellers.

NOW, THEREFORE, in consideration of the foregoing and the respective warranties, covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby confirmed, and subject to the terms and conditions set forth herein, the Parties intending to be legally bound hereby agree as follows:

ARTICLE I

DEFINITIONS

The terms defined in Exhibit A, whenever used herein, shall have the meanings set forth on Exhibit A for all purposes of this Agreement. The definitions on Exhibit A are incorporated into this Agreement as if fully set forth at length herein and all references to a Section in such Exhibit A are references to such Section of this Agreement, unless otherwise indicated.

ARTICLE II

SALE AND PURCHASE

2.1 Purchase and Sale of the Company Capital Stock; Purchase Price.

(a) Closing Date Consideration. Subject to the terms and conditions of this Agreement, at the Closing: (i) each Seller shall sell, transfer, assign, convey and deliver each share of the Company Capital Stock held by such Seller to Buyer, free and clear of any Liens, (ii) Buyer shall purchase and accept each such share of the Company Capital Stock from each Seller, and (iii) Buyer shall pay to the Sellers, in respect of the Company Capital Stock, an aggregate amount equal to the Adjusted Closing Date Cash Consideration.

(b) The “Closing Date Consideration” shall be composed of (a) the Closing Date Loan Note Consideration and (b) cash (the “Closing Date Cash Consideration”). The Closing Date Cash Consideration will consist of Sixty Million Two Hundred Eighty-Nine Thousand Eight Hundred Fifty-Six Pounds and Sixty Pence (£60,289,856.60).

(c) Adjustments to the Closing Date Cash Consideration. The Closing Date Cash Consideration shall be adjusted as follows (the Closing Date Cash Consideration, as so adjusted, the “Adjusted Closing Date Cash Consideration”):

(i) the Closing Date Cash Consideration shall be adjusted by the Profit Ticker Amount;

(ii) the Closing Date Cash Consideration shall be reduced by any Known Leakage Amount;

(iii) the Closing Date Cash Consideration shall be decreased by the absolute value of the Agreed Historic Lease Tax Amount; and

(iv) the Closing Date Cash Consideration shall be either (i) decreased by the absolute value of the Agreed EBT Tax Liability Adjustment Amount (to the extent such adjustment is a negative value) or (ii) increased by the absolute value of the Agreed EBT Tax Liability Adjustment Amount (to the extent such adjustment is a positive value).

2.2 Closing Payments. At the Closing, Buyer shall (or, in the case of clause (d) below, Parent and Buyer shall):

(a) (i) on behalf of, and as agent for, the Companies, cause the Company Debt (including, without limitation, any Company Debt incurred after the Locked Box Date which is not Leakage) to be repaid in full to the party or parties set forth therein, pursuant to the corresponding Payoff Letters (other than the Agreed EBT Tax Liability Amount); (ii) on behalf of the Companies, pay the Agreed EBT Tax Liability Amount to His Majesty’s Revenue and Customs in accordance with the payment instructions to be provided by the Seller Representative to Buyer at least three (3) Business Days prior to the Closing Date; and (iii) on behalf of the Companies, pay any Selling Expenses to the Persons entitled thereto in accordance with the invoices and instructions to be delivered by the Companies to Buyer at least three (3) Business Days prior to the Closing Date (provided, that any such Selling Expenses in respect of which there is a requirement to account for UK income tax and / or National Insurance contributions shall be paid to the Companies for further payment to the applicable recipients through the Companies’ payroll);

(b) pay the Adjusted Closing Date Cash Consideration to the Payment Agent Account by wire transfer of immediately available funds (receipt by the Payment Agent of which shall discharge the Buyer from its obligation to pay the Closing Date Cash Consideration to the Sellers), and the Payment Agent shall, upon receipt of the Seller Representative’s instructions, distribute such amount (less the Outstanding Receivables Amount) to each Seller in the proportion set out beside such Seller’s name in Exhibit B (collectively, the “Settlement Amounts”);

(c) issue to each Seller (other than the Trustee Seller), such Seller’s share of the Consideration Loan Notes as set out in Exhibit B; and

(d) give effect to the terms of the Rollover Documents such that the DTI Common Stock is issued to the Sellers (other than the Trustee Seller).

2.3 Leakage.

(a) Leakage Covenant. Each Seller (other than the Trustee Seller) undertakes and covenants to pay Buyer in cash on demand in full without any set-off, counterclaim or deduction an amount equal to: (i) any Leakage received or receivable by such Seller (the “Relevant Seller”) or any of its Related Persons during the Locked Box Period; (ii) interest on the amount referred to in sub-paragraph (i) above at the rate of five per cent. (5.0%) per annum above the base rate from time to time of the Bank of England, such interest to accrue on a daily basis (both before and after any judgment) from the date on which the relevant Leakage occurred to the date of payment in full under this Section 2.3(a); and (iii) all costs and expenses reasonably incurred by Buyer in recovering such amounts, in each case, within ten (10) Business Days of a written demand from Buyer.

(b) Allocation of Leakage. Any Leakage under paragraphs (b), (d), (e) and (f) of the definition of “Leakage” not directly paid to or received by an individual Seller or any of its Related Persons shall be deemed to have been received by the Sellers (other than the Trustee Seller) and their respective Related Persons in accordance with their Pro Rata Share and, for purposes of Section 2.3(a), Leakage under paragraph (i) of that definition will be treated as having been received by the Seller in respect of the matter to which that Leakage relates.

(c) Leakage Claim Notice. If there is any Leakage to or for the benefit of a Seller or any of its Related Persons during the Locked Box Period which does not constitute a Known Leakage Amount which has already been deducted from the Adjusted Closing Date Cash Consideration pursuant to Section 2.1(c)(ii), no claim shall be brought against a Relevant Seller in respect of such Leakage unless and until the Relevant Seller shall have received from Buyer written notice containing reasonable details (insofar as they are known to Buyer) of the relevant claim including, where known to Buyer, the amount of the claim (or a reasonable estimate thereof), and such claim is brought within twelve (12) months following the Closing Date.

(d) Leakage Undertaking. Each of the Sellers (other than the Trustee Seller) undertakes that: (i) there has been no Leakage during the Locked Box Period other than Permitted Leakage; and (ii) such Seller shall notify Buyer in writing as soon as practicable (and in any event no later than ten (10) Business Days) after such Seller becomes aware of any fact, matter or circumstance which would constitute Leakage having occurred during the Locked Box Period and which may entitle Buyer to bring a Leakage Claim.

(e) Known Leakage Amount. If any Leakage is notified under Section 2.3(a), Section 2.3(d)(ii), or otherwise comes to the attention of Buyer at or prior to Closing and the Relevant Seller agrees: (A) that it is in breach of this Section 2.3 and (B) the amount of such Leakage (the “Known Leakage Amount”), the Adjusted Closing Date Cash Consideration shall be reduced pursuant to Section 2.1(c)(ii) by an amount equal to the aggregate of all such Known Leakage Amounts, which shall discharge each Relevant Seller’s obligation to make payment of such amounts of Leakage under this Section 2.3.

(f) Leakage Relief Saving. In the event that there is, or is reasonably expected to be in the accounting period in which the relevant Leakage occurs, the following accounting period or any prior accounting period, a Leakage Relief Saving arising to Buyer, the Companies or any Subsidiary then the amount of any Leakage to which that Leakage Relief Saving relates shall be reduced (but not below zero) by the amount of such Leakage Relief Saving (less any reasonable costs and expenses (including any liability to Tax other than recoverable VAT) incurred by the Companies or any Subsidiary in realising that Leakage Relief Saving).

(g) Leakage Deemed Reduction. A payment made in accordance with this Section 2.3 shall, to the extent legally possible, be treated as a pro rata reduction in the Closing Date Consideration of that Seller.

(h) Leakage Limitations. For the avoidance of doubt: (i) the provisions of this Section 2.3 shall not be qualified by any matter disclosed in the Disclosure Letter; (ii) the liability of the Sellers for any Leakage Claim shall not be limited or qualified in any respect by the provisions of Article X (other than as expressly set forth in this Section 2.3); and (iii) nothing in this Section 2.3 shall have the effect of limiting or excluding any liability as a result of Fraud. The Sellers’ (other than the Trustee Seller) liability for any Leakage shall be joint and several.

2.4 Settlement of Consideration. Notwithstanding anything in this Agreement to the contrary, subject to the actual payment by Buyer of the amounts required to be paid to the Sellers (or the Payment Agent) pursuant to this Agreement, none of Buyer, the Companies, or their respective Affiliates shall have any liability to any person for any payment made in accordance with each Seller’s respective share of the applicable consideration as set out in Exhibit B or otherwise based upon the written instructions of the Seller Representative (including with respect to any claim that the allocation set out in Exhibit B is incomplete or inaccurate).

2.5 Outstanding Receivables Amount. The Sellers (other than the Trustee Seller), the Buyer, and the Companies shall enter into a payment direction letter (and in the case of the Sellers, shall procure that their relevant Related Persons enter into such payment direction letter) to procure the full settlement of amounts owed by the Sellers or any of their Related Persons to the Companies at the Closing (the “Outstanding Receivables Amount”).

ARTICLE III

CLOSING AND DELIVERIES

3.1 Closing. The closing and consummation of the transactions contemplated hereby (the “Closing”) shall take place remotely via electronic transmission of documentation (such as by use of .pdf) on the later of (i) January 5, 2027 and (ii) the first Business Day following the date on which the last of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) has been satisfied or waived, or on such other date or at such other time and place, or by any such other method as the Parties mutually agree in writing; provided, that for accounting purposes, the Closing shall be deemed to have occurred as of 12:01 a.m. Houston, Texas time on the Closing Date (such time, the “Effective Time”). The date on which the Closing occurs is herein referred to as the “Closing Date”. All proceedings to be taken and all documents to be executed and delivered by all the Parties at the Closing shall be deemed to have been taken and executed simultaneously and no proceedings shall be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered.

3.2 Deliveries by the Sellers or the Companies.

At the Closing, the Sellers or the Companies shall deliver, or cause to be delivered, to Buyer the following items, unless otherwise waived by Buyer:

(a) share certificates evidencing all of the Company Capital Stock (or relevant share certificate indemnities in respect of any lost, destroyed, misplaced or never issued share certificates), accompanied by stock transfer forms in respect of the Company Capital Stock duly executed by each of the Sellers;

(b) to the extent not kept at the relevant registered office or principal place of business, the common seal (if any), the statutory registers and minute books of the Companies and each of their Subsidiaries written up immediately prior to Closing and the certificates of incorporation and certificates of incorporation on change of name or equivalent registration or incorporation certificates under the applicable Law for each Company and their Subsidiaries;

(c) Companies House WebFiling authentication codes for the Companies and their Subsidiaries, to the extent applicable;

(d) the Payoff Letters;

(e) copies of the resolutions of the board of directors and, to the extent required by the Organizational Documents, a copy of the resolutions passed at a general meeting of the shareholders of (A) each Company authorizing and approving the execution, delivery and performance of, and the consummation of the transactions contemplated by, this Agreement; and

(B) each Company and/or their Subsidiaries (i) authorizing and approving the removal of any directors and secretaries who have resigned pursuant to Section 3.2(l); and (ii) authorizing and approving the appointment of each director and/or secretary nominated by the Buyer in writing to such Company and/or Subsidiary at least three (3) Business Days prior to the Closing Date (accompanied by evidence of their consent to so act);

(f) a properly completed and duly executed IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8IMY (along with all applicable attachments), as applicable, from each Seller, other than the Trustee Seller and the Loggie Trustee Sellers;

(g) elections pursuant to section 431 of the Income Tax (Earnings and Pensions) Act 2003, signed by each Seller who is: (i) tax resident in the United Kingdom; and (ii) an employee or director of any Company or Subsidiary thereof, in respect of the Closing Date Loan Note Consideration in respect of each Rollover Loan Note and any DTI Common Stock to be issued to such Seller;

(h) the Rollover Documents duly executed by each Seller party thereto;

(i) a duly signed letter from each of: (i) in respect of Saltire, the Trustee Seller, the Loggie Trustee Sellers and Michael David Loggie; and (ii) in respect of Foxley, Michael David John Loggie and Jack William Loggie, confirming that, with effect from Closing, they will each cease to be a registrable person (within the meaning of section 790C of the Companies Act) in respect of the applicable Company;

(j) in the event that any Seller Document has been signed by a person acting on a Seller’s behalf, a copy of the power of attorney, resolution or other document conferring such authority to so sign;

(k) resolutions of the Governing Body of the Trustee Seller, approving this Agreement and the transactions contemplated hereby;

(l) written resignations from each of the directors and secretaries of the Companies and their Subsidiaries effective as of the Closing, other than those directors and secretaries designated in writing by Buyer to the Companies at least three (3) Business Days prior to the Closing Date and including customary releases of claims;

(m) evidence of release of all Liens (other than Permitted Liens) against each Company (or any of its property and assets) and each of their respective Subsidiaries (or any of its property and assets) (in each case on terms reasonably satisfactory to Buyer);

(n) the employment agreements (the “Employment Agreements”), duly executed by Mike Loggie, Jack Loggie, John Scott, Sean Hamilton, Alistair Bain, Leigh Fraser, Michael Harper, Craig Cameron and Yazid Binabubakr, in each case, in form and substance reasonably satisfactory to the Parties;

(o) written lease agreements for all properties operated by the Companies (the “Property Leases”), in each case, in the Agreed Form;

(p) in respect of the undocumented or informal lease arrangements relating to the properties situated in Scotland which are to be the subject of the Property Leases, but excluding the Property Leases themselves (the “Historic Scottish Leases”) a duly executed renunciation, termination agreement or other document, evidencing that each Historic Scottish Lease has been terminated with effect immediately before the commencement of the corresponding Property Lease without prejudice to any accrued rights or liabilities and any obligations arising under this Agreement;

(q) in respect of each Historic Scottish Lease, evidence reasonably satisfactory to the Buyer that all Tax Returns related to Land and Buildings Transaction Tax and Stamp Duty Land Tax required to have been submitted before Closing in respect of that Historic Scottish Lease have been duly submitted to the relevant Taxing Authority and that all Land and Buildings Transaction Tax and Stamp Duty Land Tax, in each case to the extent applicable, together with any interest and penalties due and payable before Closing in respect of that Historic Scottish Lease have been paid (excluding, in all cases and for the avoidance of doubt, such Tax Returns as are referred to in Section 7.3(b) and any Land and Buildings Transaction Tax and Stamp Duty Land Tax (including interest and penalties) payable alongside those Tax Returns); and

(r) if Saltire Romania has not been struck off the Romanian Trade Register prior to Closing, all corporate and procedural documents in the possession or control of the Companies reasonably required to continue and complete its voluntary dissolution, liquidation and strike-off following Closing.

3.3 Deliveries by Buyer and Parent.

At the Closing, Buyer and Parent, as applicable, shall deliver or cause to be delivered the following items, unless otherwise waived by the Companies and the Seller Representative:

(a) the Adjusted Closing Date Cash Consideration to the Payment Agent Account by wire transfer of immediately available funds (receipt by the Payment Agent of which shall discharge the Buyer from its obligation to pay the Closing Date Cash Consideration to the Sellers);

(b) the Closing Date Loan Note Consideration to the Sellers (other than the Trustee Seller);

(c) the Rollover Documents, duly executed by Buyer, Parent, Drilling Tools International Inc. and Drilling Tools International Holdings Inc.; and

(d) Parent shall deliver to the Persons entitled thereto, such Person’s portion of the DTI Common Stock pursuant to the terms of the Rollover Documents.

ARTICLE IV

WARRANTIES REGARDING THE COMPANIES AND THEIR SUBSIDIARIES

Except as Disclosed, each of the Companies, jointly and severally, hereby warrants to the Buyer that the following statements in this Article IV are true and correct as at the date of this Agreement (or, if made as of a specified date, as of such date) and, in the case of the Fundamental Warranties only, as of the Closing Date (or, if made as of a specified date, as of such date):

4.1 Organization and Standing.

(a) The Companies and each of their Subsidiaries are duly organized and validly existing under the laws of their jurisdiction of formation and, where such concept is applicable, in good standing under such laws, and are duly qualified to do business in each jurisdiction in which the business as currently operated requires it to be so qualified.

(b) Neither of the Companies nor any of their Subsidiaries is in default under or in violation of any provision of its Organizational Documents in any material respect or subject to any Insolvency Event, other than, in the case of Saltire Romania, solely to the extent that its Disclosed voluntary dissolution process and cessation of operations constitute an Insolvency Event.

(c) The copies of the Companies’ and their Subsidiaries’ Organizational Documents have been furnished to Buyer and reflect all amendments made thereto at any time prior to the date of this Agreement and are correct and complete.

(d) The information in Exhibit D sets forth a true and accurate list of all officers and directors of the Companies and of their Subsidiaries.

4.2 Capitalization.

(a) The information in Exhibit D sets forth true and correct details of the entire issued and outstanding Equity Interests of each Company, and a complete list of the beneficial and record holders of the Equity Interests of each Company, including the following information with respect to each such holder: (x) the name of such holder and (y) the number of Equity Interests held by such holder.

(b) The information in Exhibit D sets forth true and correct details of the entire issued and outstanding Equity Interests of the Subsidiaries, and a complete list of the beneficial and record holders of the Equity Interests of the Subsidiaries, including the following information with respect to each such holder: (x) the name of such holder and (y) the number of Equity Interests held by such holder.

(c) As at the date of this Agreement and as at the Closing Date: (i) all of the shares of the Company Capital Stock are duly authorized, validly issued, fully paid and nonassessable, (ii) the Company Capital Stock held by the Sellers represents the only issued and outstanding Equity Interests of the Companies and (iii) all shares of the Company Capital Stock have not been issued, sold, transferred or otherwise acquired in violation of any option, right of first refusal or first offer, subscription right, preemptive right or any similar right or transfer restriction or any applicable Law and are held by the Sellers free and clear of all Liens (other than restrictions on transfer arising under applicable securities laws).

(d) Except as set forth in the Organizational Documents of the Companies and except for the transactions contemplated by this Agreement, there are no: (i) outstanding securities convertible or exchangeable into Equity Interests of the Companies; (ii) options, warrants, calls, subscriptions, phantom equity rights, restricted stock, restricted stock units, equity or equity-based rights, conversion rights, exchange rights, preemptive rights, rights of first refusal or first offer, or other rights, agreements or commitments obligating the Companies to issue, transfer or sell any Equity Interests; (iii) outstanding obligations (contingent or otherwise) on the Companies to repurchase, redeem, cancel, retire or otherwise acquire any of the Company Capital Stock, or (iv) voting trusts, proxies, stockholder agreements or other agreements or understandings to which the Companies are a party or by which the Companies are bound with respect to the voting, transfer or other disposition of the Companies’ Equity Interests. There are no claims by the Sellers or any former holder of any Equity Interests of the Companies against or involving the Companies in respect of the Equity Interests held or formerly held by such Person.

4.3 Subsidiaries. The information in Exhibit D sets forth the name of each Subsidiary, and, with respect to each Subsidiary, the jurisdiction in which it is incorporated or organized, and each officer and director of such Subsidiary. Each Subsidiary has all requisite power and authority to own, lease and operate its properties and carry on its business as presently conducted in all material respects. The outstanding shares of capital stock or equity interests of each Subsidiary are validly issued, and fully paid and were not issued in violation of any purchase or call option, right of first refusal, subscription right, preemptive right or any similar right. All of the issued and outstanding equity interests of the Subsidiaries are held beneficially and, other than for Saltire Malaysia and Saltire UAE, of record by the Companies, free and clear of any and all Liens. No shares of capital stock are held by any Subsidiary as treasury stock. There is no existing option, warrant, call, right or Contract to which any Subsidiary is a party requiring, and there are no convertible securities of any Subsidiary outstanding which upon conversion would require, the issuance of any shares of capital stock or other equity interests of any Subsidiary or other securities convertible into shares of capital stock or other equity interests of any Subsidiary. The Companies do not own, directly or indirectly, any capital stock or equity securities of any Person other than the Subsidiaries. All transfers of Equity Interests in each Subsidiary have been duly registered with the relevant registry and reflected in the relevant Subsidiary’s shareholders’ register or equivalent statutory books, to the extent required by applicable Law. There is no shareholders’ agreement or other arrangement relating to the ownership, voting or transfer of the Equity Interests of any Subsidiary other than its Organizational Documents.

4.4 Authority, Validity and Effect

(a) The Companies have the requisite corporate power and authority to own and operate its properties, to carry on its business as presently conducted and proposed to be conducted and to enter into and perform its obligations under this Agreement and the other agreements contemplated hereby to which it is or will be a party (the “Company Documents”) and to consummate the transactions contemplated hereby and thereby. This Agreement and the Company Documents have been (or, as applicable, will be as of the Closing) duly executed and delivered by the Companies pursuant to all necessary corporate authorizations and are (or, as applicable, will be) the legal, valid and binding obligations of the Companies, enforceable against the Companies in accordance with their respective terms, except as limited by (i) applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally from time to time in effect, and (ii) the availability of equitable remedies (regardless of whether enforceability is considered in a proceeding at Law or in equity) (clauses (i) and (ii), collectively, the “General Enforceability Exceptions”).

(b) Neither the execution and delivery of this Agreement or the Company Documents by the Companies, nor the consummation by the Companies of the transactions contemplated hereby or thereby, will (i) conflict with or result in a breach of any provisions of any Organizational Document of the Companies, (ii) constitute or result in a material breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to material loss of benefit under (in each case, with or without notice or lapse of time or both) any Material Contract or Data Security Requirement, or result in the creation or imposition of a Lien upon the Company Capital Stock or any property or assets of the Companies, except as would not have a material impact on the Companies, or (iii) violate any Order or Law applicable to the Companies or any of their properties or assets.

(c) No Consent is required to be obtained by the Companies in connection with the execution or performance of or the consummation by the Companies of the transactions contemplated by this Agreement and the Company Documents.

(d) None of the Companies nor any Subsidiary carries on any activities specified in the Schedule to the National Security and Investment Act 2021 (Notifiable Acquisition) (Specification of Qualifying Entities) Regulations 2021 of the United Kingdom.

4.5 Financial Statements.

(a) True, correct and complete copies of the following financial statements have been Disclosed: (i) the audited consolidated balance sheet and the audited company balance sheet of each of the Companies as of June 30, 2026 and 2025; the audited consolidated statement of comprehensive income, group statement of changes in equity, company statements of changes in equity, group statement of cash flows, together with the notes to the financial statements (the “Annual Financial Statements”), and (ii) the unaudited consolidated profit and loss accounts and consolidated balance sheets for the twelve (12)-month period ending June 30, 2026 for each of the Companies (together with the Annual Financial Statements, the “Company Financial Statements”).

(b) The Company Financial Statements were prepared in accordance with the Accounting Standards, applied on a consistent basis throughout the periods covered thereby and using the same accounting policies, practices, principles, methods and estimation techniques as those adopted and applied in preparing the annual financial statements for the two preceding financial years prior to the start of financial years covered by the Annual Financial Statements. The Annual Financial Statements give a true and fair view of the assets, liabilities, financial position and state of affairs of the Companies as at their respective balance sheet dates, and of the profit or loss and total comprehensive income of the Companies as of the respective dates and for the periods indicated therein.

(c) The Company Financial Statements comply with the requirements of the Companies Act and all other applicable Law and regulations in the United Kingdom in force as at the date of the relevant Company Financial Statements. The Company Financial Statements make full and proper provision for (i) bad and doubtful debts; (ii) slow moving or obsolete stock; and (iii) depreciation of fixed assets, and do not materially overstate the value of any current or fixed assets.

(d) The Company Financial Statements have not been affected by any extraordinary, exceptional, unusual, one off or non-recurring income, expenditure, items, transactions not on an arm’s length basis or any other factor that would make the financial position and results shown by the Company Financial Statements unusually high or low or misleading in any material respect.

(e) The Companies and their Subsidiaries have established and adhered to a system of internal accounting controls which is designed to provide reasonable assurance regarding the reliability of financial reporting having regard to the size, nature and complexity of the Companies’ and their Subsidiaries’ businesses. Notwithstanding that the Companies and their Subsidiaries were not subject to a formal internal control over financial reporting framework (including those required under the U.S. Sarbanes-Oxley Act of 2002 or the regulations promulgated thereunder), there has not been, in the last three (3) fiscal years, to the Company’s Knowledge, (i) any Significant Deficiency in any system of internal accounting controls used by the Companies and their Subsidiaries that has resulted in, or would reasonably be expected to result in, a material misstatement in the financial statements of the Companies and their Subsidiaries, (ii) any fraud that involves any of the management or other employees of the Companies and their Subsidiaries who have a role in the preparation of financial statements or the internal accounting controls used by the Companies and their Subsidiaries or (iii) any claim or allegation regarding any of the foregoing presented to the Companies in writing. For purposes of this Section 4.5(e), “Significant Deficiency” means a deficiency, or combination of deficiencies, in internal accounting controls that is of sufficient importance to merit the attention of those responsible for oversight of the Companies’ financial reporting.

(f) Since the Balance Sheet Date: (i) the Companies have conducted the business in the normal course (without interruption or alteration in the nature or scope of the business of the Companies) and as a going concern; (ii) there has been no Material Adverse Effect in the nature of the business carried on by the Companies, or in the manner in which it is conducted; (iii) there has been no Material Adverse Effect in the financial, working capital or trading position or prospects of the Companies; (iv) the Companies have not issued or agreed to issue any share or loan capital; (v) no dividend or other distribution of profits or assets has been, or agreed to be, declared, made or paid by the Companies; (vi) the Companies have not borrowed or raised any money or given or taken any form of financial security; (vii) no capital expenditure has been incurred on any individual item by the Companies in excess of £100,000 per item and the Companies have not acquired, invested or disposed of (or agreed to acquire, invest or dispose of) any individual item in excess of £100,000 per item or for a consideration higher than its market value at the time of acquisition, or otherwise than in the ordinary course of business; (viii) no contingent liabilities have arisen; (ix) no shareholder resolutions of the Companies have been passed or proposed or circulated to members; (x) save for transactions in the ordinary course of business, there has been no abnormal increase or reduction of stock-in-trade; and (xi) the Companies have paid its creditors within the applicable periods agreed with the relevant creditor and there are no amounts owing by the Companies which have and continue to be outstanding for more than 90 days.

4.6 Taxes.

(a) Each of the Companies and their Subsidiaries have, within the last six years, timely filed (taking into account valid extensions) all income and other material Tax Returns that have been required to be filed by each of them, and each of the Companies and their Subsidiaries have paid all income and other material Taxes (whether or not shown on any Tax Returns) which have become due and payable. All such Tax Returns were true, correct and complete in all material respects when filed and were prepared in substantial compliance with all applicable Laws and regulations.

(b) The provisions included in the Annual Financial Statements in respect of Tax are sufficient to cover all liabilities for Taxes of each of the Companies and their Subsidiaries (including actual, deferred, contingent, quantified, disputed or otherwise) in respect of all taxable periods or portions thereof ended on or before the Balance Sheet Date to the extent required in accordance with generally accepted accounting principles as applicable to the relevant Company and / or Subsidiary.

(c) Each of the Companies and their Subsidiaries have, within the last six years, withheld and paid over to the proper Taxing Authorities all Taxes required by Law to be so withheld and paid over in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other Person, under applicable Laws, and the Companies and their Subsidiaries have, within the last six years, timely and accurately complied with all reporting and record keeping requirements related thereto. The Companies and their Subsidiaries have kept and maintained materially complete and accurate records, invoices and other documents and information required by applicable Law to be kept for Tax purposes. The Companies and their Subsidiaries have within the last six years maintained all supporting documentation required by applicable Law to substantiate the deductibility for Tax purposes of material expenses and the recovery of related input VAT.

(d) The Companies and their Subsidiaries have not agreed to or sought any extension or waiver of the statute of limitations applicable to any Tax Return or Taxes or agreed to or sought any extension of time with respect to a Tax assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired, in each case, other than customary extensions to file Tax Returns.

(e) The amount of Tax chargeable on the Companies or any of their Subsidiaries or subject to withholding or deduction by the Companies or any of their Subsidiaries has not to any material extent depended on any understanding, concession, agreement, dispensation or other formal or informal arrangement with any Taxing Authority.

(f) In the last six years, all transactions in respect of which any clearance or consent was required from any Taxing Authority have been entered into by the Companies or Subsidiary after such consent or clearance has been properly obtained. Any application for such clearance or consent has been made on the basis of full and accurate disclosure of all the relevant material facts and considerations, and all such transactions have been carried into effect only in accordance with the terms of the relevant clearance or consent.

(g) Neither the Companies nor their Subsidiaries have ever been a member of any Affiliated Group or been included or required to be included in any Tax Return related to any such Affiliated Group (other than such a group including only the Companies and their Subsidiaries). Neither the Companies nor any of their Subsidiaries are liable for the Taxes of any other Person as a result of any such person failing to discharge a primary liability to Tax. Neither the Companies nor their Subsidiaries are a party to or bound by any Tax sharing or Tax allocation agreement or any agreement to share Reliefs (other than any such contract entered into in the Ordinary Course of Business the primary purpose of which is unrelated to Tax).

(h) There are no Liens for Taxes on any of the Company Capital Stock, or on the assets of the Companies or their Subsidiaries, except for Permitted Liens.

(i) There are no Actions pending or being conducted or, to the Company’s Knowledge, being threatened with respect to the Companies or their Subsidiaries in respect of any Tax or Tax Return. Neither the Companies nor their Subsidiaries have in the last six years received any written (i) request for information related to any Tax matters that is specific to the Companies (other than as part of routine audits or enquiries), or (ii) any notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any Taxing Authority against the Companies or their Subsidiaries that has not been fully paid or resolved prior to Closing.

(j) No claim in the last four years has ever been made by a Governmental Authority in a jurisdiction where the Companies or their Subsidiaries does not file Tax Returns that the Companies or their Subsidiaries is or may be subject to Tax by that jurisdiction. Neither the Companies nor any of their Subsidiaries is resident for Tax purposes in any jurisdiction other than its jurisdiction of incorporation, nor is subject to Tax in any such other jurisdiction by virtue of having a permanent establishment or other place of business.

(k) Each of the Companies and their Subsidiaries:

(i) have within the last six years, to the extent required by Law, properly collected and remitted sales, value added and similar Taxes with respect to sales made to customers;

(ii) are registered for the purposes of value added tax in all jurisdictions in which they are required to be registered, and have complied with all applicable value added tax or similar indirect tax obligations in each such jurisdiction;

(iii) have, within the last six years, to the extent applicable to them, complied with the Value Added Tax Act 1994 and all applicable regulations thereunder, including with respect to the recovery of input VAT.

(l) No person has acquired any securities or any interest in securities which were acquired by reason of employment (within the meaning of Part 7 of the Income Tax (Earnings and Pensions) Act 2003) with the Companies or any of their Subsidiaries without, in the case of an acquisition of securities or an interest in securities:

(i) a joint election under section 431 of the Income Tax (Earnings and Pensions) Act 2003 having been entered into by that person and their employing company within fourteen (14) days of the acquisition; or

(ii) an amount equal to or greater than unrestricted market value (as defined for the purposes of the Income Tax (Earnings and Pensions) Act 2003) being paid for the acquisition of the securities or interest concerned.

(m) The consummation of the transactions contemplated by this Agreement will not give rise to any charge to income tax or national insurance contributions (including any secondary Class 1 national insurance contributions payable by the Companies or any of their Subsidiaries as employer) under Part 7 of the Income Tax (Earnings and Pensions) Act 2003 in respect of any securities or interest in securities held by any Seller or any other person.

(n) There is no arrangement, formal or informal, between the Sellers to redistribute (or which has the effect of redistributing) the consideration payable under this Agreement between themselves otherwise than in accordance with this Agreement.

(o) None of the Companies have ever been a close investment-holding company within the meaning of section 34 Corporation Tax Act 2010.

(p) No distribution within section 1064 of Corporation Tax Act 2010 has been made by the Companies or any of their Subsidiaries, within the last six years.

(q) Any loans or advances made, or agreed to be made, by the Companies or any of their Subsidiaries within sections 455, 459 and 460 of Corporation Tax Act 2010 which are outstanding have been Disclosed.

(r) The Companies and their Subsidiaries have not, within the last six years, entered into or been a party to any transaction, scheme, arrangement or understanding:

(i) the main purpose or one of the main purposes of which was the avoidance of Tax;

(ii) designed wholly or mainly, or containing steps or stages having no commercial purpose and designed wholly or mainly, for the purposes of avoiding a liability to Tax or amounts to be accounted for to a Taxing Authority; or

(iii) to which Schedule 11A, Value Added Tax Act 1994 (Disclosure of avoidance schemes), Part 7, Finance Act 2004 (Disclosure of Tax Avoidance Schemes: VAT and other Indirect Taxes), Schedule 17, Finance (No.2) Act 2017, (Disclosure of Tax Avoidance Schemes: VAT and other Indirect Taxes), Council Directive (EU) 2018/822 (DAC6) or any regulations made thereunder, or The International Tax Enforcement (Disclosable Arrangements) Regulations 2023 (SI 2023/38) are reasonably likely to apply or any equivalent or analogous mandatory disclosure regime under applicable Law.

(s) All provisions made by the Companies and its Subsidiaries in the last four years which may fall to be adjusted under the provisions of Part 4 of the Taxation (International and Other Provisions) Act 2010 (provision not at arm’s length) or under any other applicable transfer pricing Laws have been made on arm’s length terms. To the Company’s Knowledge, there are no facts, events or circumstances which would reasonably be expected to result in any such transaction being recharacterized or adjusted for Tax purposes by any Taxing Authority. To the Company’s Knowledge, the Companies and the Subsidiaries constitute “a small and medium sized enterprise” for the purposes of the transfer pricing exemption in the United Kingdom. In relation to each transaction for the supply of goods or services or the lending or borrowing of money into which the Companies or their Subsidiaries have in the last four years entered with a party with which it was connected, the Companies and their Subsidiaries have maintained all transfer pricing documentation required by applicable Law and, where it is required to do so by Law, contemporaneous documentary evidence of the process used to establish that arm’s length terms applied.

(t) To the Company’s Knowledge, any document that is required in proving the title of the Companies or any of their Subsidiaries to any asset which is owned by the Companies or any of their Subsidiaries at the date of this Agreement, is duly stamped for stamp duty purposes.

(u) The Companies and their Subsidiaries have in place (and have had in place at all times since 30 September 2017) such prevention procedures (as defined in sections 45(3) and 46(4) Criminal Finances Act 2017) as are proportionate to its business risk and are in line with any guidance published from time to time pursuant to section 47 Criminal Finances Act 2017.

(v) No Seller is a “United States person” within the meaning of Code Section 7701(a)(30).

(w) The Companies have not filed Internal Revenue Service Form 8832 electing to be taxed as a partnership for U.S. federal income tax purposes.

4.7 Title to Personal Property. The Companies and their Subsidiaries have good and valid title to, or a valid leasehold interest or other right to use, all material tangible personal property owned, leased or used by them in connection with the Ordinary Course of Business as presently conducted, free and clear of all Liens (other than Permitted Liens), excluding any assets sold, transferred, replaced or otherwise disposed of by the Companies or their Subsidiaries in the Ordinary Course of Business since the Balance Sheet Date. To the Company’s Knowledge, the material tangible personal property used in the business is, taken as a whole, in reasonable operating condition and repair, subject to ordinary wear and tear, routine maintenance requirements and immaterial defects and is sufficient in all material respects for use in the Ordinary Course of Business as presently conducted.

4.8 Real Property. The Companies and their Subsidiaries do not own any freehold, heritable or other ownership interest in land or buildings (“Real Property”). A true and complete list of all Leases for each parcel of Leased Real Property has been Disclosed. Such Leased Real Property comprises all Real Property interests occupied in the conduct of the business of the Companies and their Subsidiaries as now conducted. With respect to each of the Leases, (i) each Lease is legal, valid, binding, enforceable, and in full force and effect, subject to the General Enforceability Exceptions; (ii) so far as the Companies are aware, neither the Companies, their Subsidiaries nor any other party to such Lease is in material breach or default under such Lease, and so far as the Companies are aware, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such material breach or default; (iii) the Companies have paid all Land and Buildings Transaction Tax and Stamp Duty Land Tax due in respect of the Leases; (iv) the Companies or their Subsidiaries have not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof; and (v) the Companies or their Subsidiaries have not collaterally assigned or granted any security interest in such Lease or any interest therein. The Companies and their Subsidiaries have delivered to Buyer a true and complete copy of each Lease (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) as in effect as of the date hereof.

4.9 Compliance with Laws.

(a) The Companies and their Subsidiaries are, and since the Lookback Date have been, in compliance in all material respects with all Laws and Orders applicable to its business or to the Leased Real Property.

(b) The Companies and their Subsidiaries have not received a written or, to the Company’s Knowledge, oral notification from any Governmental Authority asserting that the Companies or their Subsidiaries are not in compliance in any material respect with any Law or Order.

(c) The Companies or their Subsidiaries have not made any voluntary or involuntary disclosure to a Governmental Authority concerning any actual or potential violation or wrongdoing regarding any Law.

(d) Neither the Companies, their Subsidiaries nor any of its officers, directors or employees, is currently, or has been in the last five (5) years: (i) a Sanctioned Person; or (ii) organized, resident or located in a Sanctioned Country.

(e) Neither the Companies, their Subsidiaries, nor any Person who performs or has performed services for them or on their behalf, has done or failed to do any act or thing the doing or omission of which contravenes the provisions of any Sanctions Laws.

(f) Neither the Companies, their Subsidiaries nor any of its officers, directors or employees, nor to the Company’s Knowledge, any agent or other third party representative acting on behalf of the Companies or their Subsidiaries, has in the last five (5) years made any unlawful payment or given, offered, promised, or authorized or agreed to give, any money or thing of value, directly or indirectly, to any Government Official or other Person in violation of any applicable Anti-Corruption Laws.

(g) During the five (5) years prior to the date hereof, the Companies or their Subsidiaries have not, in connection with or relating to the business of the Companies or their Subsidiaries, received from any Governmental Authority or any other Person any notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Authority; or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to Sanctions Laws or Anti-Corruption Laws.

4.10 Permits.

The Companies and their Subsidiaries possess and are in compliance in all material respects with all terms and conditions of all licenses, approvals, permits, planning permissions, registrations, and authorizations of any Governmental Authority necessary to operate its business as currently conducted or for the Leased Real Property (collectively “Permits” but excluding therefrom any and all Environmental Permits). Copies of material Permits have been Disclosed. The Companies and their Subsidiaries are not in default or violation under any of the Permits in any material respect, and, to the Company’s Knowledge, no event, circumstances or state of facts has occurred which, with notice or the lapse of time or both, would constitute a default of or violation under any of the Permits in any material respect. There are no Actions pending or threatened in writing or, to the Company’s Knowledge, otherwise threatened relating to the suspension, revocation or modification of any of the Permits.

4.11 Employee Benefit Plans.

(a) A complete list of (i) all employee welfare benefit plans or employee pension benefit plans, and (ii) all other severance pay, salary continuation, termination pay, bonus, incentive, stock option, stock purchase, equity or equity-based incentive, retirement, pension, profit sharing, welfare, fringe benefit, retention, change of control, employment, individual consulting, or deferred compensation, vacation, paid time off, and any other benefit or compensation plans, Contracts, programs, funds, or arrangements of any kind to which the Companies or their Subsidiaries sponsors, or maintains, makes or is required to make payments, transfers, or contributions or under or with respect to which the Companies or their Subsidiaries has any current or contingent liability or obligation (all of the above being hereinafter individually or collectively referred to as “Employee Plan” or “Employee Plans,” respectively) has been Disclosed.

(b) Copies of the following materials have been Disclosed: (i) all current plan documents for each Employee Plan; (ii) all insurance policies, trust agreements, or other funding arrangements and (iii) any non-routine correspondence with the Pensions Regulator.

(c) To the Company’s Knowledge, each Employee Plan has been operated and administered in all material respects in compliance with its terms and any related documents or agreements and with all applicable Laws. With respect to each Employee Plan, all contributions, premiums and other payments that are due by the Companies and their Subsidiaries have been paid or made on or before the relevant date for payment.

(d) No current employee of the Companies or any of their Subsidiaries acquired any rights in connection with an occupational pension scheme which have become obligations or liabilities of any member of the Companies pursuant to the UK Transfer of Undertakings (Protection of Employment) Regulations 2006 (“TUPE”).

(e) The Companies and their Subsidiaries have complied with its obligations in relation to automatic enrolment under the Pensions Act 2008.

(f) To the Company’s Knowledge, no discrimination on grounds of age, sex, disability, marital status, hours of work, fixed-term or temporary agency workers, sexual orientation, religion or belief (or any other protected characteristic pursuant to the Equality Act 2010 of the United Kingdom or any equivalent applicable legislation) is, or has at any stage been, made, including in the provision of pension, lump sum, death, ill-health, disability or accident benefits by any of the Companies or their Subsidiaries in relation to any of its employees.

(g) There is no pending or, to the Company’s Knowledge, threatened, assessment, complaint, claim or Action of any kind with respect to any Employee Plan (other than routine claims for benefits).

(h) No Company or Subsidiary has participated in a defined benefit occupational pension scheme.

4.12 Material Contracts.

(a) A list of the following Contracts to which either of the Companies or any of their Subsidiaries is a party (collectively, the “Material Contracts”) has been Disclosed:

(i) each Contract with a Significant Customer;

(ii) each Contract with a Significant Supplier;

(iii) each Contract with a Related Person;

(iv) each Contract (A) limiting the right of either Company or any of their Subsidiaries to (x) engage in or compete with any Person in any business or in any geographical area or (y) solicit or hire any customer, (B) containing exclusivity or minimum purchase obligations binding on the Companies or any of their Subsidiaries, or (C) containing any “most favored nation” or similar pricing provision binding on the Companies or any of their Subsidiaries;

(v) each collective bargaining Contract or other Contract with any labor union, works council, or labor organization or association (each a “Labor Agreement”);

(vi) any pension, profit sharing, stock option, equity or equity-based, non-qualified deferred compensation, employee stock purchase or other plan, program, policy, agreement or arrangement providing for deferred or other compensation (including any bonuses or other remuneration and whether in cash or otherwise) to current or former directors, officers, employees, independent contractors, service providers or consultants;

(vii) each license or Contract (A) relating to the licensing, ownership or use of, or granting of any rights or covenants with respect to, Intellectual Property by either Company to a third party or by a third party to either Company, or (B) affecting either Company’s ability to use, enforce, or disclose any Intellectual Property (including concurrent use Contracts, coexistence arrangements, settlement Contracts and consent to use Contracts), in each case, except for the following (none of which shall be deemed to be Material Contracts): (w) shrink-wrap or click-wrap software licenses or end-user licenses, in each case to unmodified software that is generally commercially available for an aggregate fee, royalty or other consideration of no more than £25,000, (x) Contracts with employees entered into in the Ordinary Course of Business on such Company’s form employment agreement (a copy of which was provided to Buyer prior to the date hereof), (y) licenses of Open Source Software, and (z) non-exclusive licenses of Intellectual Property granted by the Companies to its customers in the Ordinary Course of Business on such Company’s standard form customer agreement (a copy of which was provided to Buyer prior to the date hereof);

(viii) each Contract relating to the incurrence, assumption or guarantee of any Company Debt or other indebtedness, or imposing a Lien on any of the assets of the Companies;

(ix) each Contract under which either Company has advanced or loaned money to any other Person;

(x) each Contract providing for severance, retention, change in control or other similar payments or benefits;

(xi) each Contract pertaining to employment or engagement of any officer, director, employee, or independent contractor of either Company that provides for annual compensation in excess of £250,000;

(xii) each Contract relating to the acquisition (by merger, purchase of equity or assets or otherwise) by either Company of any operating business or any of the Company Capital Stock or other Equity Interests of any other Person;

(xiii) each Contract that is a settlement, conciliation or similar agreement that imposes any obligations (other than customary confidentiality obligations) upon either Company after the date hereof;

(xiv) each Contract (or group of related Contracts) requiring any capital commitment or capital expenditure (or series of capital expenditures) by either Company after the date hereof in an amount in excess of £250,000 individually or £500,000 in the aggregate;

(xv) each Contract pursuant to which either Company is the lessee of any personal property, or the lessor of any real or personal property, which provides for annual payments in excess of £250,000;

(xvi) each Contract pursuant to which either Company permits any third party to possess or operate any of its real or personal property which is owned or controlled by such Company;

(xvii) each Contract with a term of more than one year which is not terminable upon less than thirty (30) days’ notice without penalty and involves a consideration in excess of £250,000 annually (other than Contracts with customers);

(xviii) each Contract regarding any material indemnification provided to or by either Company other than indemnification obligations set forth in agreements with the customers of the Companies and their Subsidiaries incidental to the licensing, sale and/or marketing of the Companies’ products;

(xix) each Contract pursuant to which a third party is a subcontractor of either Company;

(xx) each Contract in relation to a mutual marketing relationship, partnership or joint venture of either Company;

(xxi) each Contract with any Governmental Authority; and

(xxii) any powers of attorney.

(b) The Companies have Disclosed true and correct copies of all Material Contracts, including all amendments and modifications thereto. As so amended or modified, each Material Contract is in full force and effect and constitutes a legal, valid and binding obligation of the Companies, and, to the Company’s Knowledge, of the other parties thereto, subject only to the General Enforceability Exceptions. The Companies do not have any present expectation or intention of not fully performing all of its obligations under a Material Contract. No Material Contract is currently subject to or is expected to be subject to cancellation or any other material modification (including non-renewal) by the other party thereto or is subject to any penalty, right of set-off or other charge by the other party thereto for late performance or delivery. To the Company’s Knowledge there is no material breach or anticipated breach by the other parties to any Material Contract. There are no renegotiations of, or attempts or requests to renegotiate or outstanding rights to renegotiate, any material terms of any of the Material Contracts, excluding negotiations regarding renewals, extensions, new sales and/or changing the number of licenses, done in the Ordinary Course of Business.

4.13 Legal Proceedings. There is, and since the Lookback Date has been, no Action pending or threatened in writing or, to the Company’s Knowledge, otherwise threatened by any Person against or otherwise affecting the Companies or their Subsidiaries, or the officers, directors or employees of the Companies or their Subsidiaries with respect to their activities for or on behalf of the Companies or their Subsidiaries or in respect of any Leased Real Property. The Companies and their Subsidiaries are not currently subject to any judgment, settlement, award, order, injunction or decree involving any Governmental Authority or other Person. The Companies or their Subsidiaries has not received any material claim for indemnification from any Person or made any material indemnification or contribution payments to any Person.

4.14 Intellectual Property.

(a) The Companies and their Subsidiaries have the right to use the Company IP for the purposes of carrying on the business of the Companies. The Company IP that is owned or purported to be owned by the Companies or their Subsidiaries (the “Company-Owned IP”) is not subject to any Lien, other than (i) Liens to be released in connection with the Closing and (ii) licenses of Intellectual Property granted by the Companies or their Subsidiaries in the Ordinary Course of Business.

(b) A list of all Company Registered Intellectual Property, including the jurisdictions in which each such item of Company Registered Intellectual Property has been applied for, issued or registered has been Disclosed. Each item of Company Registered Intellectual Property is subsisting (or in the case of applications, applied for), and all registration, maintenance and renewal fees due prior to the date of this Agreement in connection with the Company Registered Intellectual Property have been paid.

(c) The performance of the Companies’ and their Subsidiaries’ obligations under this Agreement will not cause the forfeiture or termination of, nor, to the Company’s Knowledge, give rise to a right of forfeiture or termination of, any Company IP.

(d) Except pursuant to a Material Contract, the Companies and their Subsidiaries have not (i) received a license of any Intellectual Property that is material to the carrying on of the business of the Companies and their Subsidiaries in its ordinary course from any third party or (ii) licensed any of the Company-Owned IP that is material to the carrying on of the business of the Companies or their Subsidiaries in its ordinary course to any third party.

(e) There is no Action pending or, to the Company’s Knowledge, threatened, against the Companies or their Subsidiaries relating to any Company IP and the Companies or their Subsidiaries have not received any written notice of any claim and, to the Company’s Knowledge, no claim has been threatened, in each case that (i) challenges the validity, enforceability, use or ownership of any Company-Owned IP or (ii) alleges that the Companies or any of their Subsidiaries infringes, misappropriates or otherwise violates any third party’s right in or to such third party’s own Intellectual Property. To the Company’s Knowledge neither the Companies nor their Subsidiaries nor the conduct of its or their business infringes, misappropriates or otherwise violates, and has not since the Lookback Date infringed, misappropriated or otherwise violated, the Intellectual Property of any other Person. To the Company’s Knowledge, no Person is infringing, misappropriating or otherwise violating, and to the Company’s Knowledge has not since the Lookback Date infringed, misappropriated or otherwise violated, any of the Company-Owned IP or any Intellectual Property exclusively licensed to the Companies or their Subsidiaries.

(f) Each current and former consultant, and independent contractor of the Companies and their Subsidiaries have, where such consultant or independent contractor has developed material Intellectual Property on behalf of the Companies or their Subsidiaries and/or has become privy to confidential information of the Companies or their Subsidiaries, entered into a written agreement with the Companies or their Subsidiaries assigning all Intellectual Property created by such Person within the scope of such Person’s duties to the Companies or their Subsidiaries and containing appropriate obligations of confidentiality. To the Company’s Knowledge, no current or former consultant, or independent contractor is in violation of any such agreement. Each current and former employee of the Companies and their Subsidiaries have entered into employment agreements which contain (a) provisions that confirm that Intellectual Property developed within the scope of such employee’s duties to the relevant Company or Subsidiary will vest in the relevant Company or Subsidiary of which it is an employee, and (b) appropriate obligations of confidentiality.

(g) None of the Software included in the Company-Owned IP that is licensed by the Companies or their Subsidiaries to third parties (“Companies Software”) uses or incorporates any Open Source Software under any license or manner requiring the Companies or their Subsidiaries to license, disclose or distribute any portion of proprietary source code constituting Companies Software free of charge or under terms that require disclosure of source code in connection with such use of Open Source Software. The Companies and their Subsidiaries have not disclosed or made available (or agreed to disclose or make available whether or not conditionally or with the passage of time) the source code in Software included in the Company-Owned IP. The Companies and their Subsidiaries have complied in all material respects with all applicable Open Source Software licenses used in connection with any Companies Software.

4.15 Cyber Security.

(a) The Companies and their Subsidiaries take all commercially reasonable actions to protect (i) the Company-Owned IP, including the confidentiality of all trade secrets, know-how and confidential information included therein, and (ii) the integrity and security of the Company Systems from any unauthorized use, access, disclosure, destruction or modification, and to the Company’s Knowledge no such use, access, disclosure, destruction or modification has occurred in the period between the Lookback Date and the date of this Agreement. The Company Systems (A) are to the Company’s Knowledge sufficient for the needs, as at the date of this Agreement, of the business of the Companies and their Subsidiaries, (B) are in sufficiently good working condition to effectively perform all currently (as at the date of this Agreement) required information technology operations and include a sufficient number of license seats for all software as necessary for the operation of the business of the Companies and their Subsidiaries as currently conducted as at the date of this Agreement, and (C) are to the Company’s Knowledge free from any material bug, virus, malware or material programming, design or documentation error or corruption or material defect. To the Company’s Knowledge there have been no material unauthorized intrusions, failures, breakdowns, continued substandard performance, or other materially adverse events affecting any such Company Systems that have caused any substantial disruption of or interruption in or to the use of such Company Systems in the period between the Lookback Date and the date of this Agreement. The Companies and their Subsidiaries maintain commercially reasonable disaster recovery and business continuity plans, procedures and facilities in connection with the operation of their business, acts in material compliance therewith, and have taken commercially reasonable steps to test such plans and procedures on a periodic basis, and such plans and procedures have been proven sufficient upon such testing in all material respects.

(b) The Companies and their Subsidiaries maintain and enforce commercially reasonable policies, procedures, and rules regarding data privacy, protection and security that comply in all material respects with all Data Security Requirements. Since the Lookback Date the Companies and their Subsidiaries comply with, and have complied with, all Data Security Requirements in all material respects. The use of any Personal Data by the Companies and their Subsidiaries immediately prior to Closing has not resulted in a breach or violation of, or constitute a default under, any Data Security Requirement. To the Company’s Knowledge there have been no (and the Companies and their Subsidiaries have not received any written or threatened complaint, claim or demand from any Person with respect to any) Security Incidents.

4.16 Insurance. A list of all material policies of insurance and all fidelity or surety bonds, in each case, held by the Companies and their Subsidiaries (indicating in each case the type of coverage, name of the insured, the insurer, the premium, the expiration date of each policy and the amount of coverage), as of the date of this Agreement, has been Disclosed. All such policies are in full force and effect in all material respects. Other than insurance policies that have expired and been replaced in the Ordinary Course of Business, no insurance policy has been cancelled by the insurer since the Lookback Date, and, to the Company’s Knowledge, no written notice of cancellation or written threat to cancel any insurance policy of the Companies or their Subsidiaries has been received by the Companies or their Subsidiaries during such period. There is not, and since the Lookback Date there has not been, any pending claim that has been denied or rejected by any insurer in writing. To the Company’s Knowledge, the insurance coverage of the Companies and their Subsidiaries is of a kind and type customarily carried by entities of similar size engaged in similar lines of business. The Companies and their Subsidiaries are current in all premiums or other payments due under its insurance policies and has otherwise complied in all material respects with all of its obligations under each insurance policy.

4.17 Personnel.

(a) Neither the Companies nor any of their Subsidiaries is party to or bound by, any Labor Agreement.

(b) No trade union, works council, or other employee representative body is recognized by the Companies or any of their Subsidiaries in respect of any of the Companies’ or their Subsidiaries’ employees.

(c) To the Company’s Knowledge, no application for recognition is pending or has been threatened in writing with respect to the Companies and their Subsidiaries.

(d) Since the Lookback Date, there has been no material strike, walkout, lockout, work stoppage, or other material collective labor dispute involving the employees of the Companies or any of their Subsidiaries or, to the Company’s Knowledge, has been threatened in writing.

(e) A list of all employees and workers of the Companies and their Subsidiaries, together with details of the principal terms of their employment and/or engagement (namely, location of work, notice period, current and the prior year’s compensation or remuneration (including any bonus and any participation in any Employee Plan), immigration status (where applicable), leave of absence (if applicable), start date of period of continuous employment and holiday entitlement) have been Disclosed. No Company or Subsidiary has made any offers of employment or engagement in respect of a position carrying an annual remuneration in excess of £100,000 to any person which is outstanding or which has been accepted but the employment or engagement has not commenced.

(f) True and complete copies have been Disclosed to Buyer of all template contracts of employment, employee handbooks and material employment policies which currently apply to the employees and workers (where reduced to writing) of the Companies and their Subsidiaries.

(g) Each employee of the Companies and their Subsidiaries who is entitled to receive a written statement of particulars of employment under section 1 of the Employment Rights Act 1996 has received such a statement.

(h) A list of all consultants and/or independent contractors carrying an annual remuneration in excess of £100,000 and currently providing services to the Companies and/or their Subsidiaries together with the principal terms of their engagement has been Disclosed.

(i) The Companies and their Subsidiaries are, and since the Lookback Date have been, to the Company’s Knowledge, in compliance in all material respects with all applicable Laws relating to labor, employment and employment practices, including, without limitation, all Laws relating to health and safety, national minimum wage and working time compliance, immigration (including verification of employees’ right to work in the UK), redundancy exercises, statutory contributions to employees, and compliance with the requirements for collective consultation, where applicable, under the Trade Union and Labour Relations (Consolidation) Act of 1992 and transfers of employment under TUPE.

(j) During the period of twenty-four (24) months immediately preceding the date of this Agreement: (i) the Companies and their Subsidiaries have not been a party to any “relevant transfer” (for the purposes of TUPE); and (ii) to the Company’s Knowledge, no employee or worker asserted in writing that the terms of their employment were varied by reason of or connected with a relevant transfer.

(k) The Companies and their Subsidiaries have fully paid all wages, salaries, commissions, bonuses, severance and/or termination payments, fees, and other contractual remuneration that have become due and are payable to their current or former employees and independent contractors in accordance with applicable Law.

(l) Each individual who is providing or since the Lookback Date has provided services to the Companies or any of their Subsidiaries and is or was classified and treated by the relevant Company or Subsidiary as an independent contractor, consultant, or other non-employee service provider is and has been properly classified and treated as such.

(m) To the Company’s Knowledge: (i) no current or former employee or independent contractor of the Companies or their Subsidiaries is in any material respect in violation of any term of any employment/engagement agreement, confidentiality obligation, or restrictive covenant owed to the Companies or their Subsidiaries; and (ii) no current employee of the Companies or their Subsidiaries with an annual salary of £100,000 or more, has given or received notice to terminate his or her employment.

(n) The Companies and their Subsidiaries have dealt with all sexual harassment, discrimination, or victimisation allegations and any other material grievances of which they are aware in accordance in all material respects with applicable Law and their applicable policies.

(o) To the Company’s Knowledge, there is no outstanding material written allegation, grievance, harassment, victimisation, retaliation or whistleblowing matters.

(p) Saltire Romania has no current employees or workers, has made no outstanding offers of employment or engagement and, except as Disclosed, has no outstanding amounts due or payable to any former employee, worker, consultant or independent contractor.

4.18 Environmental Matters.

(a) The Companies and their Subsidiaries are, and since the Lookback Date have been, in compliance in all material respects with all Environmental Laws that are applicable to its operations and use of its properties and facilities (including the Leased Real Property).

(b) The Companies and their Subsidiaries have obtained and are in compliance in all material respects with all material Environmental Permits required by applicable Environmental Laws for the operation or occupation of its properties, assets and business as currently conducted.

(c) To the Company’s Knowledge, there has been no Release of any Hazardous Material by or on behalf of the Companies or their Subsidiaries, including at the Leased Real Property, either in breach of Environmental Laws or which requires cleanup or remediation pursuant to, or to any material liability under, any applicable Environmental Law.

(d) Since the Lookback Date, the Companies and their Subsidiaries have not (i) received written or, to the Company’s Knowledge, other notice (except for notices that have been fully resolved) of any alleged material violation of or material liability under any applicable Environmental Law or (ii) been subject to or, to the Company’s Knowledge, threatened in writing with any Action (except for Actions that have been fully resolved) that could reasonably give rise to any material violation of or material liability under any applicable Environmental Law.

(e) The Companies and their Subsidiaries have provided to Buyer all environmental reports materially bearing upon environmental matters with respect to any material environmental liabilities of, or the operations of, the Companies, their Subsidiaries and any property currently or formerly owned since the Lookback Date, leased or occupied by the Companies or their Subsidiaries, in each case, which is in the Companies’ or any of their Subsidiaries’ possession or under its reasonable control.

4.19 Conduct of Business in Ordinary Course.

(a) Since December 31, 2023: (x) the Companies and their Subsidiaries other than Saltire Romania have conducted its business and operations in the Ordinary Course of Business in all material respects, and Saltire Romania, Saltire Drilling Tools and Saltire Norway conducted its business and operations in the Ordinary Course of Business in all material respects until it ceased carrying on active business, following which its activities have been limited to matters relating to its Disclosed voluntary dissolution and wind-up, and (y) to the Company’s Knowledge, there has not been a Material Adverse Effect.

(b) Since the Balance Sheet Date, there has not been any action taken or not taken by the Companies or their Subsidiaries that would require Buyer’s written consent pursuant to Section 7.1 if such action were to be taken or not taken during the period from the date of this Agreement until the Closing Date.

4.20 No Brokers. No broker, finder or similar agent has been engaged by or on behalf of the Companies or their Subsidiaries in connection with this Agreement, and to the Company’s Knowledge, no Person engaged by or on behalf of the Companies or their Subsidiaries in connection with this Agreement is entitled to any brokerage commission, finder’s fee or any similar compensation.

4.21 Customers and Suppliers.

(a) A complete and correct list of customers of the Companies and each of their Subsidiaries that have been billed an aggregate of £250,000 or more during either of the fiscal years ending on June 30, 2025 and June 30, 2026 (each a “Significant Customer”) has been Disclosed.

(b) A complete and correct list of suppliers of the Companies and each of their Subsidiaries that have billed the Companies or their Subsidiaries an aggregate of £250,000 or more during either of the fiscal years ending on June 30, 2025 and June 30, 2026 (each, a “Significant Supplier”) has been Disclosed.

(c) Since June 30, 2026, no Significant Customer or Significant Supplier has provided written or, to the Company’s Knowledge, other notice of its intent, or taken any action, to cancel, or decrease in any material respect the volume of payments to (in the case of Significant Customers) or goods or services supplied to (in the case of Significant Suppliers), or otherwise adversely change in any material respect its relationship with, the Companies or their Subsidiaries.

4.22 Related Persons Transactions. Except as Disclosed, no equityholder, Affiliate, officer, director, manager or member of the Companies, any Subsidiary or any Seller, or any immediate family member of any director or officer of the Companies, any Subsidiary or any Seller (each a “Related Person”): (a) owes any amount to the Companies or their Subsidiaries nor do the Companies or their Subsidiaries owe any amount to (except in connection with an employment or independent contractor relationship), nor has the Companies or their Subsidiaries committed to make any loan or extend or guarantee credit to, or for the benefit of, or have any indebtedness to, any Related Person (b) is involved in any business arrangement or party to any Contract with the Companies or their Subsidiaries (except for an employment, ownership, or management relationship with the Companies set forth in Exhibit D) or (c) has any financial interest in, or is a director, officer, manager or employee of, any competitor, supplier, licensor, distributor, lessor, independent contractor or customer of the Companies or their Subsidiaries. All Contracts and arrangements between any Company or Subsidiary, on the one hand, and any other Company or Subsidiary or any Related Person, on the other hand, have been Disclosed. All Contracts and arrangements between any Company or Subsidiary, on the one hand, and any Related Person (other than a Company or Subsidiary), on the other hand, were entered into on arm’s length terms and on terms no less favourable to the relevant Company or Subsidiary than those which would reasonably have been available from an unrelated third party. Except as Disclosed, there are no amounts outstanding under any such Contract or arrangement.

4.23 Locked Box Accounts. The Locked Box Accounts have been prepared with due care and attention and on a basis consistent with the accounting policies, practices and methods used in the preparation of the Company Financial Statements and in accordance with the Accounting Standards. The Locked Box Accounts do not materially overstate the assets nor materially understate the liabilities and obligations (whether actual, contingent or otherwise) of the Companies and their Subsidiaries as at the Locked Box Date, are not misleading in any material respect and contain no material omission or material errors. Without limiting the foregoing, except as Disclosed, Saltire Romania has no outstanding indebtedness, intra-group receivables or payables, overdue trade payables or other material liabilities, whether actual or contingent.

4.24 No Undisclosed Liabilities. The Companies or their Subsidiaries do not have any material liabilities other than those: (a) specifically reflected and reserved against in the Company Financial Statements, (b) of the same nature as those reflected and reserved against in the Company Financial Statements and incurred in the Ordinary Course of Business since the Balance Sheet Date (none of which is a liability resulting from breach of Contract, breach of warranty, tort, infringement, misappropriation or any environmental, health or safety matter) or (c) specifically reflected and reserved against in the Locked Box Accounts.

4.25 Books and Records. All accounts, books, ledgers, financial and other records of the Companies and their Subsidiaries have been kept in accordance with and comply with the requirements of all applicable Law, and are in the possession or under the direct and exclusive control of the Companies and their Subsidiaries. The Companies and their Subsidiaries have not received any written notice that the information contained in any of the accounts, books, ledgers, financial and other records is incorrect, incomplete or should be rectified, and there are no circumstances which might reasonably be expected to lead to any such notice or allegation being served on the Companies and the Subsidiaries.

ARTICLE V

WARRANTIES OF THE SELLERS

Except as Disclosed, each Seller hereby warrants, jointly and severally, to and for the benefit of Buyer as follows as at the date of this Agreement (or, if made as of a specified date, as of such date) and, in the case of the Fundamental Warranties only, separately as at the Closing Date (or, if made as of a specified date, as of such date):

5.1 Authority; Enforceability; Title.

(a) Each Seller has power and authority or capacity, as the case may be, to enter into and perform its obligations under this Agreement and the other transaction documents contemplated hereby to which each Seller is or will be a party (collectively, the “Seller Documents”) and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Seller Documents, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by each Seller. This Agreement and the Seller Documents have been (or, as applicable, will be as of the Closing) duly and validly executed and delivered by the Sellers and constitute the legal, valid and binding obligations of the Sellers, enforceable against each Seller in accordance with their respective terms, except as limited by the General Enforceability Exceptions.

(b) Each Seller (other than the Trustee Seller) is an individual and has the capacity to execute and deliver this Agreement and the Seller Documents, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

(c) Each Seller (other than the Trustee Seller and the Loggie Trustee Sellers) is the legal and beneficial owner of the shares of the Company Capital Stock set forth opposite its name in Exhibit D, and each Seller has good and valid title to such shares of the Company Capital Stock, free and clear of all Liens. The Trustee Seller is the legal owner of the shares of the Company Capital Stock set forth opposite its name in Exhibit D, which shares are held for the sole benefit of the beneficiaries of the Cansco Limited Employee Trust 2007. The Loggie Trustee Sellers are the legal owners of the shares of the Company Capital Stock set forth opposite their name in Exhibit D, which shares are held for the sole benefit of the beneficiaries of The Loggie Family Trust. There is no Lien, option, right of pre-emption, right of first or last refusal or other third party right over any of the Company Capital Stock owned by each Seller. Each Seller is not a party to (a) any option, warrant, purchase right or other Contract (other than this Agreement) that could require each Seller to sell, transfer or otherwise dispose of any Equity Interests of the Companies or (b) any voting trust, proxy, or other agreement or understanding with respect to the voting of any Equity Interests of the Companies. At the Closing, each Seller shall sell, transfer and convey the Company Capital Stock owned by the Seller to Buyer free and clear of all Liens (other than restrictions on transfer under applicable securities laws). Other than the Company Capital Stock set forth opposite its name in Exhibit D, the Seller does not own any other Equity Interests of the Companies, securities, instruments or rights convertible into Equity Interests of the Companies.

(d) The Trustee Seller is the only trustee of the Cansco Limited Employee Trust 2007 and no action is being taken, or is proposed to be taken, to remove the Trustee Seller as trustee of the Cansco Limited Employee Trust 2007. The Trustee Seller has the power under the trust deed dated September 14, 2007 and executed by the Trustee Seller (the “Trust Deed”) and law to enter into this Agreement and all other Seller Documents to be executed by the Trustee Seller and to perform its obligations thereunder and hereunder. The Trustee Seller is not in default under the Trust Deed in any material respect.

(e) The Loggie Trustee Sellers are the only trustees of The Loggie Family Trust and no action is being taken, or is proposed to be taken, to remove the Loggie Trustee Sellers as trustees of The Loggie Family Trust. The Loggie Trustee Sellers have the power under the trust deed dated October 5, 2026 and executed by Michael David Loggie (the “Loggie Trust Deed”) and law to enter into this Agreement and all other Seller Documents to be executed by the Loggie Trustee Sellers and to perform their obligations thereunder and hereunder. The Loggie Trustee Sellers are not in default under the Loggie Trust Deed in any material respect.

5.2 Solvency.

(a) None of the Sellers:

(i) has had a bankruptcy petition pending or threatened against them or been declared bankrupt in any jurisdiction;

(ii) is insolvent or bankrupt under the laws of its jurisdiction of incorporation;

(iii) has been served with a statutory demand in any jurisdiction, or is unable to pay its debts as they fall due within the meaning of the Insolvency Act 1986 of the United Kingdom, and has not proposed nor is it liable to effect any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive less than the amounts due to them; or

(iv) is subject to an Insolvency Event in any jurisdiction.

(b) The Cansco Limited Employee Trust 2007 is not insolvent or bankrupt under the laws of its jurisdiction of establishment, nor has the Trustee Seller had a bankruptcy petition presented against it or been declared bankrupt in any jurisdiction, the Trustee Seller is not unable to pay its debts as they fall due and has not proposed and is not liable to any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive less than the amounts due to them.

(c) The Loggie Family Trust is not insolvent or bankrupt under the laws of its jurisdiction of establishment, nor have the Loggie Trustee Sellers had a bankruptcy petition presented against them or been declared bankrupt in any jurisdiction, the Loggie Trustee Sellers are not unable to pay their debts as they fall due and have not proposed and are not liable to any arrangement (whether by court process or otherwise) under which their creditors (or any group of them) would receive less than the amounts due to them.

5.3 Legal Proceedings. There are no Actions pending or threatened in writing or, to the Company’s Knowledge, otherwise threatened by any Governmental Authority against the Seller that would adversely affect the Seller’s performance under this Agreement or the consummation of the transactions contemplated hereby.

5.4 Consents. No Consent is required to be obtained by the Seller in connection with the execution or performance of, or the consummation by the Seller of the transactions contemplated by, this Agreement or the Seller Documents, other than any Consent which, if not obtained, would not have a material impact on the ability of the Seller to consummate the transactions contemplated by this Agreement and the Seller Documents.

5.5 No Brokers. Except as Disclosed, no broker, finder or similar agent has been engaged by or on behalf of any Seller in connection with this Agreement, and to the Company’s Knowledge, no Person with which any Seller has had any dealings in connection with this Agreement is entitled to any brokerage commission, finder’s fee or any similar compensation.

5.6 No Conflicts. Neither the execution and delivery of this Agreement or the Seller Documents by the Sellers, nor the consummation by the Sellers of the transactions contemplated hereby or thereby, will (i) conflict with or result in a breach of any provisions of any Organizational Document of the Companies or any Seller (if applicable), the Trust Deed or the Loggie Trust Deed, (ii) constitute or result in the material breach of any term, condition or provision of, or constitute a material default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation or imposition of any Lien upon, any property or assets of the Companies or the Seller or pursuant to any Contract to which the Companies or the Seller is a party or by which it or any of its properties or assets may be subject, and that would, in any such event, reasonably be expected to adversely affect in any material respect the ability of each Seller to consummate the transactions contemplated by this Agreement, or (iii) violate any Order or Law applicable to the Sellers or any of its properties or assets.

ARTICLE VI

WARRANTIES OF BUYER AND PARENT

Buyer and Parent hereby warrant to and for the benefit of the Companies and the Sellers as follows as at the date of this Agreement and separately as at the Closing Date:

6.1 Securities Matters.

(a) The Company Capital Stock is being acquired by Buyer for investment only and not with a view to distribution in violation of the Securities Act. Buyer has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investments pursuant hereto, and Buyer is capable of bearing the economic risk of such investments, including a complete loss thereof. Buyer understands and agrees that it may not sell or dispose of any shares of the Company Capital Stock other than pursuant to a registered offering or in a transaction exempt from the registration requirements of the Securities Act and applicable state securities Laws. Buyer is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

(b) Parent is not a “shell company” as defined in Rule 144(i)(2) of the Securities Act.

6.2 Organization and Standing. Buyer is a private company with limited liability, with its registered office at Unit 4 & 5 Enterprise Drive, Westhill Industrial Estate, Westhill, Scotland AB32 6TQ, Company Number SC328867 and has the requisite power and authority to conduct its business as presently conducted. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware (subject, in the case of any matter relating to the election of directors of Parent, to obtaining the Parent Stockholder Approval or, in lieu thereof, a final, non-appealable order of the Court of Chancery of the State of Delaware pursuant to Section 205 of the DGCL) and has the requisite power and authority to conduct its business as presently conducted.

6.3 Authorization, Validity and Effect. Each of Buyer and Parent has all requisite power and authority to enter into and perform its obligations under this Agreement and the other agreements contemplated hereby to which Buyer or Parent is a party (the “Buyer Documents”) and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Buyer Documents, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of Buyer and Parent. This Agreement and the Buyer Documents have been (or, as applicable, will be as of the Closing) duly and validly executed and delivered by Buyer and Parent and constitute the legal, valid and binding obligations of Buyer and Parent, enforceable against Buyer and Parent in accordance with their respective terms, except as limited by the General Enforceability Exceptions.

6.4 No Conflict; Required Filings and Consents.

(a) Neither the execution and delivery of this Agreement or the Buyer Documents by Buyer or Parent, nor the consummation by Buyer or Parent of the transactions contemplated hereby or thereby, nor compliance by Buyer or Parent with any of the provisions hereof or thereof, will (i) subject to obtaining the Parent Stockholder Approval, conflict with or result in a breach of any provisions of any Organizational Document of Buyer or Parent, (ii) constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation or imposition of any Lien upon, any property or assets of Buyer or Parent or, pursuant to any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation to which it is a party or by which it or any of its properties or assets may be subject, and that would, in any such event, reasonably be expected to materially and adversely affect the ability of Buyer or Parent to consummate the transactions contemplated by this Agreement.

(b) Except for (i) obtaining the Parent Stockholder Approval, (ii) the filing with the Securities and Exchange Commission (the “SEC”) of the Form S-4 Registration Statement, and (iii) the filing with NASDAQ of an additional listing application with respect to the DTI Common Stock to be issued to each Seller (other than the Trustee Seller) pursuant to Section 2.2(d), no Consent is required to be obtained by Buyer or Parent for the consummation by Buyer or Parent of the transactions contemplated by this Agreement. Parent has all authorities required in order to issue the DTI Common Stock in accordance with the terms of this Agreement, subject to obtaining the Parent Stockholder Approval.

6.5 Legal Proceedings. There are no Actions pending or, to Buyer’s or Parent’s knowledge, threatened against Buyer, Parent or any of their respective Affiliates, and there are no material Orders to which Buyer, Parent or any of their respective Affiliates is a party or by which Buyer, Parent or any of their respective Affiliates is bound, that would adversely affect Buyer’s or Parent’s performance under this Agreement, including the consummation of the transactions contemplated hereby.

6.6 No Brokers. No broker, finder or similar agent has been engaged by or on behalf of Buyer or Parent that is payable by the Companies or the Sellers, and no Person is entitled to any brokerage commission, finder’s fee or any similar compensation that is payable by the Companies or the Sellers, in connection with this Agreement or the transactions contemplated hereby.

6.7 Due Diligence. Buyer acknowledges that it has had the opportunity to visit with the Companies and meet with their officers and other representatives to conduct a due diligence review of the business, assets, liabilities, financial condition, cash flows and operations of the Companies.

6.8 Independent Investigation; Acknowledgments; Non-Reliance.

(a) In connection with its investment decision, Buyer, Parent and/or their representatives acknowledge and agree that Buyer has conducted its own inquiry and investigation into, and due diligence review of, the Companies and its business, assets, liabilities, financial condition, cash flows and operations as desired by Buyer, and Buyer has formed an independent judgement concerning the Companies and the Sellers, and the business, management, finances, operations, properties and assets of the Companies. The purchase of the Company Capital Stock by Buyer and its consummation of the transactions contemplated hereby are not done in reliance upon any representation or warranty (express or implied) of any kind, or of any omission by, or on the basis of any information received from, the Sellers, the Companies or any of their respective Affiliates, employees, advisors or representatives, whether oral or written, express or implied, with respect to the Companies and/or the business, management, finances, operations, properties and assets of the Companies, the transactions contemplated by this Agreement and/or any matter relating thereto, except for the warranties specifically and expressly set forth in Article IV and Article V (in each case, as qualified by the circumstances and matters Disclosed in the Disclosure Letter).

(b) Without limiting the generality of the foregoing, neither the Buyer nor any Buyer Indemnified Party shall have any claim or right to recovery pursuant to Article X or otherwise, and none of the Companies, the Seller Representative, the Sellers or any other Person shall have or be subject to any liability to Buyer or any other Person, with respect to (i) any information, documents or materials furnished, delivered or made available by the Companies or its officers, directors, employees, agents or advisors to Buyer or its representatives, in certain “data rooms”, management presentations or any other form in contemplation of the transactions contemplated hereby or (ii) any projections, forecasts, estimates, plans or budgets of future revenue, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Companies or the future business, operations, or affairs of the Companies heretofore or hereafter delivered to or made available to Buyer or its representatives, except to the extent expressly set forth in Article IV or Article V (as qualified by the circumstances and matters Disclosed in the Disclosure Letter).

6.9 Sanctions Laws. Neither Buyer, Parent, nor any Person who performs or has performed services for them or on their behalf, has done or failed to do any act or thing the doing or omission of which contravenes the provisions of any Sanctions Laws.

6.10 Anti-Corruption Laws. Neither Buyer, Parent nor any Person who performs or has performed services for them or on their behalf, is or has been the subject of any actual, pending or threatened complaint, action, investigation, enforcement proceedings or prosecution under Anti-Corruption Laws and there are no circumstances which are reasonably likely to lead to such a complaint, action, investigation, enforcement proceedings or prosecution. Each of Buyer and Parent has (and has maintained at all times) adequate policies and procedures designed to ensure continued compliance with Anti-Corruption Laws by Buyer or Parent, as applicable, and any Person who performs or has at any time performed services for them or on their behalf.

6.11 Reports; Financial Statements; Internal Controls

(a) All reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference therein) required to be filed or furnished by Parent with the SEC under the Exchange Act or Securities Act since the Lookback Date (the “Parent SEC Documents”) have been filed or furnished by or on behalf of Parent with the SEC on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded, then on the date of such amended or superseding filing): (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act (as the case may be) and the applicable regulations promulgated thereunder and the listing requirements and corporate governance rules and regulations of Nasdaq, each as in effect on the date such Parent SEC Document was filed (subject, in the case of any matter relating to the election of directors of Parent, to obtaining the Parent

Stockholder Approval); and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Since the Lookback Date, no executive officer of Parent has failed in any respect to make the certifications required of him or her under section 302 or 906 of the Sarbanes-Oxley Act.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by the rules and regulations of the SEC applicable thereto, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments); (iii) fairly present, in all material respects, the financial position of Parent and Parent’s consolidated subsidiaries as of the respective dates thereof and the results of operations and consolidated cash flows of Parent and Parent’s consolidated subsidiaries for the periods covered thereby subject, with respect to unaudited interim statements, to normal and recurring year-end adjustments; and (iv) have been prepared from, and are in accordance with, the books and records of Parent and Parent’s consolidated subsidiaries in all material respects.

(c) Parent maintains disclosure controls as required by Rule 13a-15 or 15d-15 under the Exchange Act. As of the date of this Agreement, Parent is in compliance in all material respects with all current listing requirements of Nasdaq.

(d) Parent maintains, and at all times since the Lookback Date has maintained, a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent and its consolidated subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of Parent; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Parent and its consolidated subsidiaries that could have a material effect on the financial statements. Since the Lookback Date, management of Parent has disclosed to Parent’s auditors and the audit committee of Parent’s board of directors (x) any significant deficiencies or material weaknesses in the design and operation of internal controls over financial reporting and (y) any fraud, whether or not material, that involves management or any other employees who have a significant role in Parent’s internal control over financial reporting.

(e) Since the Lookback Date, (i) none of Parent or any of its subsidiaries nor, to the knowledge of Parent, any director or officer of Parent or any of Parent’s subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of Parent or any of its subsidiaries or any material complaint, allegation, assertion or claim from employees of Parent or any of its subsidiaries regarding questionable accounting or auditing matters with respect to Parent or any of its subsidiaries, and (ii) to the knowledge of Parent, no attorney representing Parent or any of its subsidiaries, whether or not employed by Parent or any of its subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by Parent, any of its subsidiaries or any of their respective officers, directors, employees or agents to the Parent’s board of directors or any committee thereof, or to the General Counsel or Chief Executive Officer of Parent.

(f) As of the date of this Agreement, Grant Thornton LLP has not resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent.

(g) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Parent SEC Documents, and none of the Parent SEC Documents is, to the knowledge of Parent, the subject of ongoing SEC review or investigation.

(h) Neither Parent nor any of its subsidiaries is a party to, or has a commitment to effect, enter into or create, any joint venture or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), in each case where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its subsidiaries in the Parent SEC Documents (including any audited financial statements and unaudited interim financial statements of Parent included therein).

(i) Neither Parent nor any of its subsidiaries has any liabilities of any nature or type (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due), that would be required by U.S. GAAP to be reflected on a condensed consolidated balance sheet of Parent and its consolidated subsidiaries, except for: (i) liabilities disclosed in the financial statements (including any related notes) contained in the Most Recent Parent Balance Sheet; (ii) liabilities incurred in the ordinary course of business in a manner consistent with past practice since the date of the Most Recent Parent Balance Sheet; (iii) liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect; and (iv) liabilities and obligations incurred in connection with this Agreement, the preparation and negotiation of this Agreement or the transactions contemplated by this Agreement.

6.12 Disclosure Documents. None of the information supplied or to be supplied by the Parent for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of the DTI Common Stock to the Sellers (other than the Trustee Seller) (including any amendments or supplements thereto, the “Form S-4 Registration Statement”) or (ii) the proxy statement to be sent to the stockholders of Parent in connection with the Parent Stockholders Meeting to seek the Parent Stockholder Approval (including any amendments or supplements thereto, and which will be included in the Form S-4 Registration Statement, the “Proxy Statement/Prospectus”) will, at the time the Form S-4 Registration Statement becomes effective under the Securities Act, at the date the Proxy Statement/Prospectus is first mailed to Parent’s stockholders or at the time of the Parent

Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that, no warranty is made by Parent with respect to statements made therein based on information supplied by the Companies for inclusion therein.

ARTICLE VII

COVENANTS AND AGREEMENTS

7.1 Interim Operations. Between the date of this Agreement and the Closing or the earlier termination of this Agreement in accordance with Article IX, unless Buyer has previously consented in writing or as required by applicable Law, the Companies shall, and Sellers (other than the Trustee Seller) shall cause the Companies to use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business. Without limiting the foregoing, between the date of this Agreement and the Closing or the earlier termination of this Agreement in accordance with Article IX, except as otherwise (A) required by applicable Law, (B) consented to in writing by Buyer (which consent Buyer may not unreasonably withhold, condition or delay), (C) undertaken at the express written instruction of Buyer, or (D) done in compliance with or required by the terms of this Agreement, the Companies shall not and shall cause their Subsidiaries not to do any of the following:

(a) without prejudice to the generality of the foregoing and the other provisions of this Section 7.1, during the Locked Box Period, the Sellers (other than the Trustee Seller and the Loggie Trustee Sellers) shall procure that none of the Companies nor any of their Subsidiaries effects any Leakage (other than Permitted Leakage). The Sellers acknowledge that a purpose of this Section 7.1 is to preserve the economic value of the Companies and their Subsidiaries from and after the Locked Box Date.

(b) issue, grant, redeem or sell any Equity Interests or options, convertible securities, warrants, calls, subscriptions or other rights to issue, purchase or redeem any Equity Interests or convertible securities of the Companies, or issue or declare any non-cash dividends or distributions with respect thereto, or split, combine, reclassify or subdivide the Equity Interests of the Companies or issue any securities in exchange for, lieu of, or substitution for any Equity Interests;

(c) other than in the Ordinary Course of Business: (i) transfer, lease or dispose of any material tangible property or assets of the Companies; or (ii) mortgage, encumber or subject to any Lien (other than Permitted Liens), any property or assets of the Companies;

(d) (i) transfer, assign, sell, lease, license, sublicense, abandon, permit to lapse or expire (other than expiration of Company Registered Intellectual Property in accordance with its maximum statutory term) or otherwise dispose of any Company-Owned IP, or (ii) disclose any trade secret or other confidential information included in the Company-Owned IP (other than in the Ordinary Course of Business in circumstances in which the Companies have imposed reasonable and customary confidentiality restrictions);

(e) incur any additional borrowings or incur any other indebtedness including any off balance sheet liabilities (other than in the Ordinary Course of Business);

(f) amend, modify or affirmatively terminate any Material Contract (other than expirations or non-renewals in accordance with their respective terms); provided, that the Companies shall be permitted to extend, renew or replace any such Material Contract with one or more Contracts on substantially similar terms;

(g) (i) enter into, adopt, amend, modify, terminate, or increase the amount of benefits or compensation due under any Employee Plan or other benefit or compensation plan, program, Contract, or arrangement, including any agreement relating to the compensation or severance of any employee of the Companies, except to the extent required by Law or any existing agreements or Employee Plans in effect on the date hereof, (ii) grant any change in control or transaction bonus, severance, termination pay, benefits or other direct or indirect compensation to any current or former director, officer, employee or other individual service provider of the Companies, or (iii) take any action to accelerate the vesting, funding or payment of, the compensation or benefits to any current or former director, officer, employee or other individual service provider of the Companies, except in accordance with the terms of this Agreement;

(h) negotiate, modify, extend, terminate, or enter into any Labor Agreement, or recognize or certify any labour union, labour organization, works council, or group of employees as the bargaining representative for any employees of the Companies;

(i) implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions or work schedule changes;

(j) hire, engage, terminate (without cause), furlough, or temporarily layoff or make redundant any employee or independent contractor with annual compensation in excess of £100,000;

(k) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or independent contractor;

(l) directly or indirectly engage in any transaction, arrangement or contract with, or make any loan to, any Related Person, other than (A) in such person’s capacity as an employee or director of the Companies in the Ordinary Course of Business or (B) entering into the Property Leases;

(m) adversely modify, in any material respect, any standard billing or collection procedures, backlog conversion or revenue recognition policies used in the Ordinary Course of Business, including any such modification to billing practices in respect of annual maintenance or license or subscription fees;

(n) make any change to the Companies’ accounting methods, principles or practices, except as may be required by changes in Law;

(o) (i) make any Tax election inconsistent with past practices or outside of the Ordinary Course of Business or change or revoke any Tax election, change an annual accounting period or adopt or change any accounting method in each case otherwise than as required by applicable Law; (ii) settle or compromise any Action in respect of income or other material Taxes (other than Taxes that are set out in the EV to Equity Bridge); (iii) file any amended Tax Return save for to correct an immaterial error or as required by applicable Law; (iv) agree to or seek any extension or waiver of a statute of limitations in respect of any Tax; (v) surrender or compromise any right to claim a Tax refund; or (vi) take any position on any income or other material Tax Return that is inconsistent with past practice save for as required by applicable Law;

(p) make any amendment to the Companies’ Organizational Documents;

(q) acquire by merger or consolidation with, or merge or consolidate with, or purchase assets or otherwise acquire any business or division of, or acquire any Equity Interests in, any other Person, other than purchases of assets in the Ordinary Course of Business;

(r) enter into or adopt any plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization of the Companies;

(s) institute Actions or enter into any settlements or compromises of any Actions, if such settlements or compromises would involve the imposition of any material non-monetary restrictions upon the Companies or which require a cash payment in excess of £100,000 (other than if such cash payment is to be paid in full by the Companies prior to Closing with no additional restrictions or liabilities on the Companies);

(t) make or commit to making any capital expenditures in excess of £100,000; or

(u) propose, authorize or agree to take any of the actions described in the foregoing sub-clauses of this Section 7.1.

(v) For the purposes of this Section 7.1, if the Companies deliver a written request to Buyer seeking consent to take any action described in this Section 7.1 and Buyer does not respond in writing (whether to grant or withhold such consent) within ten (10) Business Days of receipt of such request, Buyer shall be deemed to have consented to the action specified in such request.

(w) Notwithstanding anything to the contrary in this Section 7.1, the Sellers (other than the Trustee Seller) shall procure that Saltire Romania continues to take all steps reasonably necessary to progress and, if reasonably practicable prior to Closing, complete its voluntary dissolution, liquidation and strike-off from the Romanian Trade Register, including making all filings and taking all corporate and procedural steps required under applicable Romanian Law in connection with such process, maintaining a valid registered office until strike-off and taking the steps required in respect of the outstanding 2025 statutory financial statements, and shall keep the Buyer reasonably informed and consult with the Buyer in advance in relation to any material step. Any action taken in compliance with this Section 7.1(w) shall not constitute a breach of any other provision of this Section 7.1. No breach of this Section 7.1(w) shall constitute a failure to satisfy any condition to Closing set forth in Section 8.2 or give rise to a right of termination under Article IX.

7.2 Notification of Material Adverse Effect. Between the date of this Agreement and the Closing or the earlier termination of this Agreement in accordance with Article IX, each Seller (other than the Trustee Seller) shall (and the Sellers (other than the Trustee Seller and the Loggie Trustee Sellers) shall procure that the Companies shall) promptly notify the Buyer in writing (and in any event within ten (10) Business Days of becoming actually aware thereof) of any matter or circumstances or development of which such Seller or the Companies become actually aware that has resulted in, or could reasonably be expected to result in, a Material Adverse Effect, together with such details as are reasonably available and as the Seller reasonably considers material in the circumstances. For the avoidance of doubt, delivery of any such notification shall not (a) be deemed to amend or supplement the Disclosure Letter or otherwise qualify any warranty contained in this Agreement, (b) limit or affect the rights or remedies available to Buyer under this Agreement (including under Article IX), or (c) constitute an acknowledgement by the Sellers or the Companies that a Material Adverse Effect has occurred.

7.3 Historic Scottish Leases.

(a) The Sellers (other than the Trustee Seller) shall procure that, prior to Closing, and following agreement with the Buyer in respect of the Agreed Historic Lease Tax Amount, all outstanding Tax Returns related to Land and Buildings Transaction Tax and Stamp Duty Land Tax required to have been submitted in respect of each Historic Scottish Lease prior to its termination are duly submitted to the relevant Taxing Authority and that all Tax, interest and penalties due and payable on or before the Closing in respect thereof are timely paid.

(b) Following the termination of each Historic Scottish Lease, the Buyer shall procure that the relevant Company or Subsidiary submits any Tax Return related to Land and Buildings Transaction Tax and Stamp Duty Land Tax required as a consequence of that termination within the applicable statutory period.

(c) The Sellers (other than the Trustee Seller) shall promptly provide the Buyer, the relevant Company or Subsidiary and their respective advisers with all information, records and assistance reasonably required in connection with the preparation and submission of any Tax Return related to Land and Buildings Transaction Tax and Stamp Duty Land Tax referred to in paragraph (b).

(d) The Sellers (other than the Trustee Seller) shall provide to the Buyer, within a reasonable time period after the date of this Agreement, calculations in respect of the Land and Buildings Transaction Tax and Stamp Duty Land Tax payable in respect of each Historic Scottish Lease on or prior to Closing and the Sellers (other than the Trustee Seller and the Loggie Trustee Sellers) and the Buyer shall co-operate, each acting reasonably, in agreeing in writing the amount of such Land and Buildings Transaction Tax and Stamp Duty Land Tax, together with any interest and / or penalties thereon, (the “Agreed Historic Lease Tax Amount”) as soon as reasonably practicable so as to allow the Sellers (other than the Trustee Seller and the Loggie Trustee Sellers) to procure that the relevant Companies and / or Subsidiaries are able to prepare and file the Tax Returns related to such Taxes (to the extent the deadline for filing without interest and / or penalties falls prior to Closing) prior to Closing (without prejudice to Section 7.3(b) in respect of the Buyer procuring the filings required as a consequence of the termination of the Historic Scottish Leases within the applicable statutory period).

7.4 Reasonable Access; Confidentiality.

(a) From the date hereof until the Closing Date or the earlier termination of this Agreement in accordance with Article IX, and subject to applicable Law, the Companies (A) shall use their commercially reasonable efforts to give Buyer, its Affiliates and their respective representatives, upon reasonable advance notice to the Companies, reasonable access, during normal business hours, to the officers, employees, directors, offices, personnel, books and records of the Companies with due regard to minimizing disruption of the conduct of the Companies’ businesses, (B) instruct its employees, counsel, accountants, financial advisors and other representatives to cooperate reasonably with the Buyer, and (C) cooperate with Buyer in Buyer’s preparation of a quality of earnings report. Notwithstanding anything to the contrary in this Section 7.4(a), the Companies may withhold any document (or redact portions thereof) or information to the extent that (i) such information or document may constitute privileged attorney-client communications or attorney work product and the transfer of which, or the provision of access to which, as reasonably determined by the Companies’ counsel, may be deemed to constitute a waiver of any such privilege or (ii) the provision of access to such document (or portion thereof) or information, as reasonably determined by the Companies’ counsel, would conflict with applicable Law.

(b) Any information provided to or obtained by Buyer pursuant to Section 7.4(a) will be subject to the Nondisclosure Agreement, dated October 24, 2024 by and between Saltire and Buyer (the “Confidentiality Agreement”), and must be held by Buyer in accordance with and be subject to the terms of the Confidentiality Agreement.

(c) Until the Closing, Buyer shall be bound by and comply with the provisions set forth in the Confidentiality Agreement as if such provisions were set forth herein, and such provisions are hereby incorporated herein by reference.

(d) The Confidentiality Agreement shall automatically terminate and be of no further force or effect upon the consummation of the Closing.

7.5 Publicity. Except as may be required to comply with the requirements of any applicable Law or to comply with the rules of any relevant stock exchange, in each case, in the reasonable opinion of counsel to such Party, and in which event such Party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such public announcement or statement in advance, and shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the other Party, no Party will issue any press release or other public announcement relating to the subject matter of this Agreement or the transactions contemplated hereby without the prior approval (which approval will not be unreasonably withheld or delayed) of (a) with respect to such releases or announcements by Buyer or the Companies (from and after the Closing Date), the Sellers, or (b) with respect to such releases or announcements by the Sellers or the Companies (prior to the Closing Date), Buyer; provided, however, that, after the Closing, (i) in connection with any press release or public announcement required by Law, Buyer and the Sellers shall, to the extent possible, have the right to review and comment on such public announcement prior to its publication, provided that Buyer shall have final authority over the form and content of any such announcement, (ii) the Closing Date Consideration shall not be included in any press release or other public announcement issued or made by a Party and (iii) the foregoing shall not prohibit any Party from making any press release or other public announcement that contains no more information than has already been disclosed pursuant to a press release or other public announcement issued pursuant to this Section 7.5.

7.6 Records. With respect to the financial books and records, Tax Returns and minute books or equivalent statutory corporate records of the Companies and their Subsidiaries relating to matters on or prior to the Closing Date: (a) for a period of seven (7) years after the Closing Date, Buyer shall not cause or permit their destruction or disposal without first offering to surrender them to the Sellers, and (b) where there is an audit of the Companies by any Taxing Authority that relates to any period prior to the Closing, Buyer shall allow the Sellers and their representatives to, at their cost, make copies (to the extent permitted by Law) of the relevant books and records (including accountant work papers) of the Companies or any of their Subsidiaries during regular business hours.

7.7 W&I Insurance. The Buyer warrants to the Sellers that the W&I Policy is in full force and effect, insuring Buyer for Losses due to breaches of the warranties made by the Sellers and the Companies under Articles IV and V, which shall expressly exclude any right of subrogation, contribution or similar rights in favour of any party against any Related Persons, in each case, under or in connection with this Agreement and otherwise in respect of the transactions contemplated hereby, and provide that such Related Persons may rely upon and enforce such anti-subrogation provisions as express third party beneficiaries. Furthermore, Buyer shall not amend, modify, or cancel such subrogation, third party beneficiaries or amendment provisions without the express written consent of the Seller Representative. Buyer, on the one hand, and Sellers, on the other, shall each pay (or, to the extent already paid as of the date of this Agreement, shall be deemed to have paid) 50% of all premiums, Taxes, commissions, fees, costs and other payments in respect of the W&I Policy, in each case in accordance with the payment terms required thereunder; provided, that such cost-sharing shall not apply to any retention amount payable in respect of the W&I Policy, which shall be borne solely by Buyer. Buyer and its Affiliates will not amend, waive or otherwise modify the W&I Policy in any manner that adversely affects the Sellers’ rights or protections, including, without limitation, under the anti-subrogation or third-party beneficiary provisions thereof without the prior written consent of the Seller Representative.

7.8 Continuing Indemnification for Companies Actors.

(a) For six (6) years after the Closing Date and to the extent permitted by applicable Law, the Companies shall fulfil and honour in all respects the obligations of the Companies for indemnification and advancement of expenses in favour of each past and present officer, manager and director of the Companies (each, a “Company Indemnitee”) under the Organizational Documents of the Companies (as in effect as of the date hereof). The Organizational Documents of the Companies following the Closing shall contain provisions with respect to indemnification that are at least as favourable to the Company Indemnitees as those contained in the Organizational Documents of the Companies as in effect on the date of this

Agreement, which provisions will not be amended, repealed or otherwise modified (including by merger, conversion, domestication, operation of law or otherwise) for a period of six (6) years from the Closing Date in any manner that would adversely affect the rights thereunder of any of the Company Indemnitees (unless such modification is required by applicable Law) and all rights to indemnification thereunder in respect of any Action asserted or made within such period shall continue until the final disposition or resolution of such Action or the expiration of the statute of limitations with respect to any such claim, together with any appeal thereof.

(b) For a period of six (6) years beginning on the Closing Date, the Companies shall maintain in effect directors’ and officers’ liability insurance, employment practices liability insurance and fiduciary liability insurance covering acts or omissions occurring on or prior to the Closing Date with respect to those Persons who are currently covered by the Companies’ comparable insurance policies on terms with respect to such coverage and amount no less favourable to the insured than those of such current insurance coverages.

(c) The provisions of this Section 7.8 are intended to be for the benefit of, and will be enforceable by, each Company Indemnitee or insured Person, his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other right to indemnification or contribution that any such Person may have by contract or otherwise. Following the Closing, in the event the Companies or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, the successors and assigns of the Companies shall automatically assume the obligations of the Companies set forth in this Section 7.8.

(d) Notwithstanding anything to the contrary herein, no Company Indemnitee shall have any right to indemnification, advancement, contribution, reimbursement of expenses or recovery of any other kind from the Buyer or any of its Affiliates (including, following the Closing, the Companies) in respect of any claims by the Buyer or any of its Affiliates in respect of this Agreement or the transactions contemplated hereby.

7.9 Reasonable Efforts. Subject to the terms and conditions set forth in this Agreement, each of the Parties agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement and to obtain satisfaction of the conditions precedent to the consummation of the transactions contemplated hereby.

7.10 Cooperation and Payoff Letters. The Companies shall use commercially reasonable efforts to deliver to the Buyer drafts of the Payoff Letters (and any related collateral and lien release documentation) no later than ten (10) Business Days prior to the Closing Date, and to provide an opportunity for the Buyer and its legal counsel to comment on such documents.

7.11 Employment and Benefit Arrangements.

(a) For the period commencing on Closing and ending on the first anniversary of Closing, Buyer shall ensure that the Companies provide each individual who is employed by the Companies as of the Closing Date and who continues to be so employed immediately following the Closing Date (the “Company Employees”) with base salary, cash incentive opportunities and employee benefits that are, in the aggregate, no less favourable than those provided to such Company Employee immediately prior to Closing (excluding any equity or equity-based compensation or benefits, defined benefit pension, nonqualified deferred compensation, and post-termination or retiree health or welfare benefits).

(b) Where, following Closing, a Company Employee becomes eligible to participate in any employee benefit plan, programme or arrangement maintained or adopted by Buyer or any of its Affiliates, Buyer shall ensure that such Company Employee receives credit for service with the Companies prior to Closing for purposes of eligibility, vesting and, where applicable, benefit accrual under such plan, programme or arrangement, in each case to the same extent that such service was recognised under the corresponding Employee Plan immediately prior to Closing; provided that such recognition shall not result in any duplication of benefits or credit for the same period of service.

(c) Subject to the obligations set out in this Section and applicable Law, nothing in this Agreement shall require Buyer or any of its Affiliates to continue the employment of any Company Employee for any period of time following Closing or to prevent Buyer, any Affiliate of Buyer or any Company from amending, modifying or terminating any compensation or benefit plan, programme, agreement, policy or arrangement after the first anniversary of Closing. No provision of this Agreement shall create any third-party beneficiary rights in favour of any current or former employee, director, officer, independent contractor or other service provider of any Company or any of their dependants or beneficiaries.

7.12 No Shop. Until the termination of this Agreement in accordance with Article IX, the Sellers and the Companies shall not, and shall direct their respective officers, directors, partners, Affiliates and representatives not to, directly or indirectly, solicit, initiate, undertake, authorize, recommend, pursue, propose, enter into or encourage the submission of any proposal or offer from any Person relating to the acquisition of any portion of the Company Capital Stock or any material portion of the Companies’ assets (other than assets sold in the Ordinary Course of Business) (each, an “Acquisition Proposal”) or otherwise enter into or participate in any discussions, negotiations or other communications regarding an Acquisition Proposal; provided, however, that the Companies’ and the Sellers’ representatives may respond to unsolicited inquiries, but solely for the purpose of communicating that the Companies are not able to entertain the unsolicited offer. Each Seller and the Companies shall (and shall cause their respective representatives to) (A) immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Buyer) conducted heretofore with respect to any Acquisition Proposal and (B) promptly notify Buyer of the receipt of any inquiry, expression of interest or proposal in respect of an Acquisition Proposal, along with details of any material terms (including the identity of the applicable Person).

7.13 Parent Stockholder Meeting; Proxy Statement/Prospectus; Registration Statement

(a) Parent shall file an additional listing application with NASDAQ with respect to the DTI Common Stock to be issued to the Sellers (other than the Trustee Seller) pursuant to Section 2.2(d) and shall use its reasonable best efforts to cause such shares to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Closing.

(b) From and after the Closing and continuing until the date that is twenty-four (24) months following the expiration of the applicable Lock-Up Period (as defined in the Lockup and Investor Rights Agreement), Parent covenants and agrees to (A) comply with the reporting requirements of Rule 144(c)(1) of the Securities Act, (B) timely file all reports required to be filed by Parent under Sections 13 or 15(d) of the Exchange Act, (C) provide a letter confirming compliance with the foregoing clauses (A) and (B) at the reasonable request of each Seller, and (D) maintain the listing of the DTI Common Stock on NASDAQ or another national securities exchange (as defined in Section 6 of the Exchange Act), and not take any action that would reasonably be expected to result in the delisting of the DTI Common Stock from such exchange; provided that (i) Parent may transfer the listing of the DTI Common Stock from NASDAQ to another national securities exchange so long as such transfer would not adversely affect the ability of the Sellers to sell their shares of DTI Common Stock pursuant to Rule 144 under the Securities Act and (ii) Parent may maintain a dual listing of the DTI Common Stock on more than one national securities exchange so long as at least one such exchange is a national securities exchange on which sales of the DTI Common Stock may be effected in compliance with Rule 144 under the Securities Act.

(c) Parent shall, promptly following the written request of any Seller (and in any event within five (5) Business Days of such request), instruct its transfer agent to remove any restrictive legends from the certificates (or book-entry positions) representing shares of DTI Common Stock held by such Seller, and shall cause its counsel to deliver any legal opinions required by the transfer agent in connection therewith, in each case, to the extent that (i) the applicable Lock-Up Period (as defined in the Lockup and Investor Rights Agreement) has expired with respect to such shares and (ii) such Seller certifies to Parent in writing that such shares are eligible for resale pursuant to Rule 144 of the Securities Act (or have been sold pursuant to an effective registration statement under the Securities Act). All fees and expenses incurred in connection with the removal of such legends, including transfer agent fees and fees for legal opinions, shall be borne by Parent. Parent shall, prior to the Closing, pre-clear the legend removal process with its transfer agent and outside counsel so as to ensure that legend removal requests can be processed promptly following the expiration of the applicable Lock-Up Period.

(d) The Companies shall, and shall cause their Subsidiaries to, provide Parent with such cooperation as Parent may reasonably request in connection with the preparation of the Form S-4 Registration Statement and the Proxy Statement/Prospectus, including furnishing Parent with all information concerning the Companies and their Subsidiaries as Parent may reasonably request in connection with such actions and the preparation of the Form S-4 Registration Statement and the Proxy Statement/Prospectus. Each of the Companies warrants to Parent that none of the information specifically and expressly supplied in writing by the Companies for inclusion or incorporation by reference in the Form S-4 Registration Statement or the Proxy Statement/Prospectus will, at the time the Form S-4 Registration Statement becomes effective under the Securities Act, at the date the Proxy Statement/Prospectus is first mailed to Parent’s stockholders or at the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. For the avoidance of doubt, each of the Companies makes no warranty with respect to (i) any information supplied by Parent, Buyer or any of their representatives for inclusion in the Form S-4 Registration Statement and the Proxy Statement/Prospectus, (ii) any financial statements, projections, forward-looking statements or other financial information of Parent or Buyer included therein, or (iii) any information obtained from third-party sources and not specifically and expressly supplied in writing by the Companies for inclusion therein.

(e) As promptly as reasonably practicable following the date of this Agreement (and in any event within forty-five (45) days following the date hereof), Parent shall prepare and file with the SEC the Form S-4 Registration Statement, in which the Proxy Statement/Prospectus will be included. Parent shall use its reasonable best efforts to (i) cause the Form S-4 Registration Statement to be declared effective by the SEC as promptly as practicable after such filing (including by responding to comments of the SEC), (ii) cause the Proxy Statement/Prospectus to be mailed to Parent’s stockholders as promptly as practicable after the Form S-4 Registration Statement is declared effective by the SEC, (iii) keep the Form S-4 Registration Statement effective through the Closing in order to permit the consummation of the transactions contemplated hereby, and (iv) obtain the Parent Stockholder Approval. Parent shall use its reasonable best efforts to ensure that the Form S-4 Registration Statement and the Proxy Statement/Prospectus comply in all material respects with all applicable rules, regulations and requirements of the Securities Act and the Exchange Act. Prior to the filing of the Form S-4 Registration Statement, Parent shall provide the Companies and their counsel a reasonable opportunity to review and comment on such documents, and Parent will consider, in good faith, incorporating any such comments of Companies and/or their counsel prior to such filing.

(f) If at any time prior to the receipt of the Parent Stockholder Approval, any information relating to the Companies or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Companies or Parent which is required to be set forth in an amendment or supplement to either the Form S-4 Registration Statement or the Proxy Statement/Prospectus so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party and (i) an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, and (ii) with respect to the Proxy Statement/Prospectus, to the extent required by applicable Law, disseminated to Parent’s stockholders.

(g) Parent shall advise the Companies, promptly after receipt of notice thereof, of the time when the Form S-4 Registration Statement becomes effective or any supplement or amendment has been filed, the issuance of any stop order relating thereto, or the suspension of the shares of DTI Common Stock for offering or sale in any jurisdiction, or any request by the SEC or its staff for any amendment of or supplement to the Form S-4 Registration Statement or the Proxy Statement/Prospectus or comments thereon and responses thereto or requests by the SEC for additional information (and shall provide the Companies with a reasonable opportunity to participate in the response to those comments and requests), and Parent shall use its reasonable best efforts to as promptly as practicable have any stop order relating to the Form S-4 Registration Statement or any such suspension of the shares of DTI Common Stock lifted, reversed or otherwise terminated.

(h) Parent shall, as promptly as reasonably practicable following clearance of the Proxy Statement/Prospectus by the SEC, duly call, give notice of, convene and hold a meeting of its stockholders (the “Parent Stockholders Meeting”) for the purpose of obtaining the Parent Stockholder Approval. Parent shall, through its board of directors, recommend to its stockholders that they give the Parent Stockholder Approval (the “Parent Board Recommendation”) and shall include the Parent Board Recommendation in the Proxy Statement/Prospectus. Parent shall not withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to the Sellers, the Parent Board Recommendation.

(i) If, as of the time for which the Parent Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus), there are insufficient shares of DTI Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders Meeting, or if on the date of the Parent Stockholders Meeting Parent has not received proxies representing a sufficient number of shares of DTI Common Stock necessary to obtain the Parent Stockholder Approval, Parent shall adjourn or postpone the Parent Stockholders Meeting (and any subsequent adjourned or postponed meeting) for a period of not more than thirty (30) days to solicit additional proxies; provided, that Parent shall not be required to adjourn or postpone the Parent Stockholders Meeting to a date that is later than three (3) Business Days prior to the Outside Date.

(j) In the event that the approval described in clause (i) of the definition of Parent Stockholder Approval is obtained at the Parent Stockholders Meeting but the ratification described in clause (ii) of such definition is not so obtained, Parent shall, as promptly as reasonably practicable following such Parent Stockholders Meeting (and in any event within fifteen (15) Business Days thereafter), file a petition with the Court of Chancery of the State of Delaware pursuant to Section 205 of the DGCL seeking validation of the defective corporate acts that were the subject of such failed ratification. Parent shall use its reasonable best efforts to obtain a final, non-appealable order of the Court of Chancery of the State of Delaware validating such defective corporate acts prior to the Closing and, in any event, prior to the Outside Date, including by diligently prosecuting such petition and promptly responding to any requests or directions of the Court of Chancery in connection therewith. Parent shall keep the Seller Representative reasonably informed of the status of any such proceedings, including by providing copies of all material filings and orders in connection therewith promptly following the filing or receipt thereof.

7.14 Financial Information. The Sellers shall cause the Companies to (x) use commercially reasonable efforts to cooperate with an independent registered public accounting firm reasonably acceptable to Buyer in connection with the preparation and completion of any financial statements required for inclusion in any registration statement or report filed by Parent with the SEC, including by providing reasonable access to books, records, personnel and other information as may be reasonably requested, and (y) provide historical financial data as Buyer may reasonably request, including with respect to periods other than those covered in this Agreement, to facilitate Buyer’s preparation of any pro forma financial information required for inclusion in the foregoing filed by Parent with the SEC.

7.15 Leased Real Properties. From the date of this Agreement until the Closing Date, the Sellers (other than the Trustee Seller) shall procure that each Company or Subsidiary that is a tenant under a Property Lease keeps and maintains the Leased Real Properties demised by such Property Lease in a condition no worse than their condition as at the date of this Agreement, and otherwise comply with their obligations under the Property Leases, in each case in accordance with the terms of the relevant Property Lease.

7.16 EBT Tax Liability. The Sellers (other than the Trustee Seller and the Loggie Trustee Sellers) shall provide to the Buyer, within a reasonable time period after the date of this Agreement, copies of all correspondence with His Majesty’s Revenue and Customs and, to the extent available, calculations in respect of any EBT Tax Liability arising in connection with the Companies and / or their Subsidiaries, and the Sellers (other than the Trustee Seller and the Loggie Trustee Sellers) and the Buyer shall co-operate, each acting reasonably, in agreeing in writing the amount of such EBT Tax Liability, together with any interest and / or penalties thereon (the “Agreed EBT Tax Liability Amount”), as soon as reasonably practicable and in any event prior to Closing.

ARTICLE VIII

CONDITIONS TO CLOSING

8.1 Conditions to Obligations of the Parties. The respective obligations of the Parties to consummate the Closing are subject to the satisfaction (or, if permitted by applicable Law, waiver in writing by the Parties) of the following conditions:

(a) no Order shall have been entered by any Governmental Authority which would prohibit, restrain or otherwise make illegal the consummation of the Closing or cause such transactions to be rescinded (“Restraint”);

(b) the Form S-4 Registration Statement shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Form S-4 Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC, and the shares of DTI Common Stock to be issued to the Sellers (other than the Trustee Seller) shall have been registered under the Securities Act pursuant to the Form S-4 Registration Statement;

(c) the Parent Stockholder Approval shall have been obtained (including, for the avoidance of doubt, where the requirement set forth in clause (ii) of the definition thereof is deemed satisfied by a final, non-appealable order of the Court of Chancery of the State of Delaware pursuant to Section 205 of the DGCL in accordance with Section 7.13(j)); and

(d) the DTI Common Stock to be issued to the Sellers (other than the Trustee Seller) pursuant to Section 2.2(d) shall have been approved for listing on NASDAQ, subject to official notice of issuance.

8.2 Conditions to Obligations of the Buyer. The obligations of the Buyer to consummate the Closing are subject to the satisfaction (or, if permitted by applicable Law, waiver in writing by the Buyer) of the following conditions:

(a) the Fundamental Warranties shall be true, correct and accurate in all respects except for inaccuracies that are de minimis (A) as of the date of this Agreement and (B) as of the Closing Date as if made on and as of the Closing Date, except to the extent that any such warranty by its terms relates to a particular date or period of time (in which case, such warranty shall be true, correct and accurate in all respects as of such particular date or period of time);

(b) the Commercial Warranties shall be true, correct and accurate in all respects as of the date of this Agreement, provided always that (x) to the extent that any such warranty by its terms relates to a particular date or period of time (in which case, such warranty shall be true, correct and accurate in all respects as of such particular date or period of time) and (y) that any failure of such warranties to be true, correct and accurate in all respects shall be disregarded if such failure, individually or in the aggregate, would not or would not reasonably be expected to have a Material Adverse Effect on the Companies and the Subsidiaries (taken as a whole);

(c) the covenants and agreements contained in this Agreement to be complied with or performed by each Company or the Sellers on or before the Closing, including delivery of all items in Section 3.2 and compliance with Section 7.1, shall have been complied with or performed in all material respects;

(d) there shall not have occurred, since the date of this Agreement, a Material Adverse Effect in respect of each Company; and

(e) Buyer shall have obtained debt and/or equity financing on terms consistent with the heads of terms agreed between Buyer and the Seller Representative and attached hereto as Exhibit E (the “Agreed Financing Terms”) in an aggregate amount sufficient to pay the Adjusted Closing Date Cash Consideration and all fees and expenses required to be paid by Buyer at or prior to the Closing (the “Financing”).

8.3 Conditions to Obligations of the Sellers. The obligations of the Sellers to consummate the Closing are subject to the satisfaction (or, if permitted by applicable Law, waiver in writing by the Sellers) of the following conditions:

(a) the warranties of Buyer and Parent contained in Article VI of this Agreement shall be true, correct and accurate in all respects (A) as of the date of this Agreement and (B) as of the Closing Date as if made on and as of the Closing Date, except (x) to the extent that any such warranty by its terms relates to a particular date or period of time (in which case, such warranty shall be true, correct and accurate in all respects as of such particular date or period of time) and (y) that any failure of such warranties to be true, correct and accurate in all respects shall be disregarded if such failure, individually or in the aggregate, would not and would not reasonably be expected to have a material adverse effect on Buyer’s or Parent’s ability to consummate the transactions contemplated under this Agreement or the Lockup and Investor Rights Agreement;

(b) the covenants and agreements contained in this Agreement to be complied with or performed by Buyer or Parent on or before the Closing, including delivery of all items in Section 3.3, shall have been complied with or performed in all material respects;

(c) the Lockup and Investor Rights Agreement shall be in full force and effect as of Closing; and

(d) His Majesty’s Revenue and Customs having confirmed in writing under section 138 of the Taxation of Chargeable Gains Act 1992 and section 701 of the Income Tax Act 2007 (as applicable) in response to the letter from Johnston Carmichael dated 7 October 2026 that: (a) no counteraction notice under section 698 of the Income Tax Act 2007 will be issued in respect of (i) the disposal of Company Capital Stock by the Sellers and (ii) the exchange of loan notes through the acquisition structure, ultimately for DTI Common Stock; and (b) the exchange of shares for the Closing Date Loan Note Consideration will be effected without arrangements to which section 137 of the Taxation of Chargeable Gains Act 1992 applies.

8.4 Frustration of Closing Conditions. Neither Buyer, the Companies nor the Sellers may rely on the failure of any condition set forth in Sections 8.1, 8.2 or 8.3 to be satisfied if such failure was primarily caused by such Party’s material breach of its obligations to consummate the transactions contemplated by this Agreement as required by the provisions of this Agreement.

8.5 Financing Updates. From the date of this Agreement until the earlier of the Closing and the termination of this Agreement, Buyer shall keep the Seller Representative reasonably informed of the status of the Financing, including by providing written updates no less frequently than once every five (5) Business Days setting out in reasonable detail (i) the key milestones achieved and remaining in connection with obtaining the Financing, (ii) any material developments, changes or conditions relating to the Financing, and (iii) any circumstances that could reasonably be expected to prevent or materially delay the obtaining of the Financing on or prior to the Outside Date.

8.6 Financing Discussions. If the Financing has not been obtained on or prior to November 30, 2026, the Seller Representative may, by written notice to Buyer (a “Financing Discussion Notice”), require Buyer to enter into good faith discussions with the Seller Representative regarding the status and prospects of the Financing. Following receipt of a Financing Discussion Notice, Buyer and the Seller Representative and their respective advisors shall meet (in person or by video conference) within five (5) Business Days and shall thereafter continue to engage in good faith discussions for a period of not less than ten (10) Business Days (the “Financing Discussion Period”) with a view to agreeing a path to completion of the Financing on or prior to the Outside Date. During the Financing Discussion Period, Buyer shall provide the Seller Representative with such information regarding the Financing as the Seller Representative may reasonably request (subject to customary confidentiality restrictions imposed by any financing provider).

ARTICLE IX

TERMINATION OF AGREEMENT

9.1 Termination. Notwithstanding any other provision of this Agreement, this Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Buyer and the Seller Representative;

(b) by Buyer or the Seller Representative, upon written notice to the other Party, if the Closing has not occurred on or prior to March 31, 2027 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any Party whose breach of its obligations, covenants, representations or warranties under this Agreement has been the principal cause of the failure of the Closing to occur by such time; provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to Parent or Buyer if the failure of the Closing to occur by the Outside Date is primarily attributable to the pendency of proceedings initiated by Parent pursuant to Section 7.13(j) seeking validation of defective corporate acts under Section 205 of the DGCL;

(c) by Buyer or the Seller Representative, upon written notice to the other Party, if any Order shall have been entered by any Governmental Authority which would prohibit, restrain or otherwise make illegal the consummation of the Closing or cause such transactions to be rescinded, and such Order is in effect and has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any Party that is in material breach of its obligations or covenants under Section 7.9;

(d) by Buyer, upon written notice to the Seller Representative that the Buyer has determined, acting reasonably, that a Material Adverse Effect has occurred (an “MAE Termination Notice”), provided always that:

(i) the MAE Termination Notice shall set out in reasonable detail the event, change, condition, state of facts, occurrence or development that Buyer considers constitutes a Material Adverse Effect, together with reasonable supporting evidence thereof;

(ii) the Seller Representative shall have a period of twenty (20) Business Days following receipt of the MAE Termination Notice (the “MAE Cure Period”) within which to cure or remedy the event, change, condition, state of facts, occurrence or development giving rise to the Material Adverse Effect (to the extent capable of cure or remedy), and Buyer shall not be entitled to terminate this Agreement pursuant to this Section 9.1(d) if such Material Adverse Effect is cured or remedied during the MAE Cure Period such that it no longer constitutes a Material Adverse Effect;

(iii) if the Seller Representative disputes in writing (an “MAE Dispute Notice”), within ten (10) Business Days of receipt of the MAE Termination Notice, that a Material Adverse Effect has occurred, then Buyer shall not be entitled to terminate this Agreement pursuant to this Section 9.1(d) unless and until the dispute has been resolved in accordance with the following procedure:

(A) the Parties shall first seek to resolve the dispute by good faith negotiations between senior representatives of Buyer and the Seller Representative for a period of ten (10) Business Days following receipt by Buyer of the MAE Dispute Notice (the “MAE Negotiation Period”);

(B) if the dispute is not resolved during the MAE Negotiation Period, either Buyer or the Seller Representative may, by written notice to the other, refer the dispute to an independent expert (the “MAE Expert”) for determination. The MAE Expert shall be a partner or director of an internationally recognised accounting firm or investment bank (other than the auditors of the Companies or Parent or any advisor to any Party in connection with the transactions contemplated hereby) agreed upon by Buyer and the Seller Representative, or, failing agreement within ten (10) Business Days of the referral notice, appointed on the application of either Party by the President of the Institute of Chartered Accountants in England and Wales;

(C) the MAE Expert shall act as an expert and not as an arbitrator and shall be instructed to determine, as soon as reasonably practicable (and in any event within thirty (30) days of appointment), whether a Material Adverse Effect has occurred. Each of Buyer and the Seller Representative shall be entitled to make written submissions to the MAE Expert and shall provide such information and assistance as the MAE Expert may reasonably require. The MAE Expert’s determination shall, in the absence of manifest error or fraud, be final and binding on the Parties. The costs of the MAE Expert shall be borne by the Party whose position is not upheld by the MAE Expert’s determination (or, if the MAE Expert’s determination does not wholly uphold the position of either Party, such costs shall be apportioned between the Parties as the MAE Expert shall determine); and

(D) Buyer shall only be entitled to terminate this Agreement pursuant to this Section 9.1(d) if the MAE Expert determines that a Material Adverse Effect has occurred (or, if no MAE Dispute Notice is delivered within the period specified above, upon expiry of the MAE Cure Period without the Material Adverse Effect having been cured or remedied);

(e) by the Seller Representative, upon written notice to Buyer, if (i) the Seller Representative has delivered a Financing Discussion Notice pursuant to Section 8.6, (ii) the Financing Discussion Period has expired, and (iii) the Seller Representative and Buyer determine, acting reasonably and in good faith and having regard to the discussions conducted during the Financing Discussion Period and all other relevant circumstances, that there is no reasonable prospect of the Financing being obtained on or prior to the Outside Date;

(f) by Buyer or the Seller Representative, upon written notice to the other Party, if (i) Buyer has used all reasonable efforts to obtain the Financing and (ii) the Financing has not been obtained on or prior to the Outside Date and this Agreement has not been terminated pursuant to Section 9.1(e); or

(g) by: (i) Buyer or the Seller Representative, upon written notice to the other Party, if any condition set forth in Section 8.1 has become incapable of being satisfied prior to the Outside Date; (ii) Buyer, upon written notice to the Seller Representative, if any condition set forth in Section 8.2 has become incapable of being satisfied prior to the Outside Date (other than in respect of a Material Adverse Effect, in respect of which Section 9.1(d) shall apply); and (iii) the Seller Representative, upon written notice to Buyer, if any condition set forth in Section 8.3 has become incapable of being satisfied prior to the Outside Date, in each case provided, that the right to terminate this Agreement pursuant to this Section 9.1(g) shall not be available to any Party whose breach of its obligations, covenants, representations or warranties under this Agreement has been the principal cause of such condition becoming incapable of being satisfied.

9.2 Effect of Termination. If this Agreement is terminated in accordance with Section 9.1, then (a) this Agreement shall forthwith become void and of no further force or effect (other than those provisions which, by their nature, are intended to survive the termination of this Agreement, including Sections 7.4(c) and 7.4(d), Section 7.5, this Section 9.2, Article XII and the Confidentiality Agreement, each of which shall survive the termination of this Agreement and shall be enforceable by the Parties notwithstanding any such termination), and (b) there shall be no liability on the part of any of the Parties arising in connection with this Agreement, except (i) with respect to breaches of any of the surviving provisions identified in this Section 9.2, and (ii) for breaches of the covenants or agreements contained in this Agreement prior to the time of such termination (including, the failure of a party to consummate the transactions contemplated by this Agreement as and when required by Section 3.1). Nothing in this Article IX shall be deemed to alter the provisions of Section 12.13 or otherwise impair the right of any Party to compel specific performance by another Party of its obligations under this Agreement in accordance with Section 12.13(a).

9.3 Expense Reimbursement.

(a) In the event that (i) Buyer terminates this Agreement pursuant to Section 9.1 as a result of a material breach by the Companies or the Sellers of their obligations hereunder, and such breach has been agreed by the Parties or finally determined by a court of competent jurisdiction, or (ii) the Seller Representative terminates this Agreement for any reason other than (A) a material breach by Buyer of its obligations hereunder, (B) mutual written consent pursuant to Section 9.1(a), (C) failure to satisfy the conditions set forth in Sections 8.1(c) or 8.2(c), or (D) any other failure by Buyer or Parent to satisfy any condition to Closing that is primarily within the control of, or required to be performed or procured by, Buyer or Parent, and, in either case, within twelve (12) months following such termination, the Companies or any Seller enters into an Alternate Transaction (as defined below), then the Sellers (other than the Trustee Seller) shall reimburse Buyer for its reasonable and documented third party fees, costs and expenses incurred prior to the termination of this Agreement in connection with the transactions contemplated hereby, including fees and expenses of outside legal counsel, financial advisors, investment bankers, accountants and auditors, consultants and other third-party diligence providers (such reimbursement not to exceed £1,500,000 in the aggregate), payable by wire transfer of immediately available funds within ten (10) Business Days following the consummation of such Alternate Transaction. “Alternate Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving (1) the sale, transfer, or other disposition, directly or indirectly, of all or a material portion of the shares or assets of the Companies, or (2) any merger, consolidation, business combination, or similar transaction involving the Companies, in each case, with a third party.

(b) Notwithstanding anything to the contrary contained in this Agreement, Buyer shall not be entitled to any reimbursement pursuant to Section 9.3(a) if (i) this Agreement is terminated by the mutual written consent of Buyer and the Seller Representative pursuant to Section 9.1(a), (ii) Buyer has materially breached any of its obligations under this Agreement, or (iii) the Seller Representative’s termination of this Agreement arises as a consequence of, or is attributable to, any material breach, default or failure by Buyer or Parent to perform or comply with any of their respective obligations, covenants or agreements under this Agreement or to satisfy any condition to Closing required to be satisfied by or on behalf of Buyer or Parent.

ARTICLE X

SURVIVAL; REMEDIES

10.1 Survival. The warranties of the Parties contained in this Agreement shall terminate as of the Closing; provided, that (a) the Fundamental Warranties shall survive the Closing indefinitely; (b) the Tax Warranties and any indemnity obligations in respect of Tax (including in this Article X), other than the indemnity set forth in Section 10.2(a)(ii) to the extent in respect of a Romanian Tax Liability, shall survive the Closing for a period of five years from the Closing; (c) the indemnity set forth in Section 10.2(a)(ii), to the extent in respect of the Romanian Tax Liability, shall survive until the later of (A) 5 (five) years following the Closing Date and (B) the date on which both the opposition proceedings referred to therein have been finally resolved and the dissolution, liquidation and strike-off of Saltire Romania have been completed; (d) covenants and agreements of a Party that are required to be performed by such Party at or prior to the Closing shall survive the Closing for a period of 90 days; (e) the covenants and agreements of a Party that are required to be performed by such Party after the Closing shall survive the Closing until 90 days after the expiration of the applicable statute of limitations, unless otherwise expressly provided for by their terms; (f) Leakage Claims shall survive for a period of twelve (12) months following the Closing; and (g) any claim with respect to fraud will survive indefinitely (in each case, the “Survival Period”); provided, that nothing herein shall limit, restrict or otherwise act as a waiver of Buyer’s rights to receive payment, to make a claim or to otherwise seek coverage under the W&I Policy. Notwithstanding anything to the contrary in this Section 10.1, the indemnification obligations pursuant to this Article X shall not terminate with respect to any indemnification claim, prior to the expiration of the applicable Survival Period until such claim is resolved.

10.2 Indemnification.

(a) Subject to the limitations and other terms set forth in this Article X, the Sellers (other than the Trustee Seller) shall indemnify, defend and hold harmless Buyer, Parent and their respective Affiliates (including, from and after the Closing Date, the Companies) and each of their respective officers, directors, agents, representatives, employees, successors and assigns (other than Sellers or their Affiliates) (hereinafter referred to individually as a “Buyer Indemnified Party” and collectively as “Buyer Indemnified Parties”) from and against any and all Losses arising out of, caused by or resulting from:

(i) any Pre-Closing Tax Liabilities which have not been paid prior to Closing to the extent that such Pre-Closing Tax Liabilities have not been provided (not including any provision for deferred tax) for in the Locked Box Accounts and / or the EV to Equity Bridge; and

(ii) any Specific Tax Liabilities to the extent not taken into account in the Locked Box Accounts or the EV to Equity Bridge.

(b) Without prejudice to Buyer’s rights pursuant to Section 8.2, neither the Buyer nor any Buyer Indemnified Party shall make any claim under this Article X (other than a claim in respect of Pre-Closing Tax Liabilities or Section 10.2(a)(ii)) in respect of any matter that is Disclosed. Except as set out in Section 8.2(b), any matter that is Disclosed shall not constitute a breach of any Commercial Warranty contained in this Agreement.

(c) Neither the Buyer nor any Buyer Indemnified Party shall make any claim under this Article X in respect of any matter to the extent that such matter is (i) reflected or taken into account in the Locked Box Accounts, or (ii) taken into account in the calculation of the Adjusted Closing Date Cash Consideration, including (x) any Known Leakage Amount deducted pursuant to Section 2.1(c)(ii), and (y) any other adjustments set forth in Section 2.1(c).

(d) Notwithstanding anything to the contrary in this Agreement, in no event shall any Buyer Indemnified Party be entitled to recover, whether by way of indemnification, damages, adjustment to the Closing Date Consideration or otherwise, more than once in respect of the same Loss, liability, cost, expense or other amount. Without limiting the generality of the foregoing, to the extent that any matter has been reflected, provided for, reserved against or otherwise taken into account in the Locked Box Accounts and / or the EV to Equity Bridge, no Buyer Indemnified Party shall be entitled to make any claim or recover any amount under this Agreement (including under this Article X or for breach of any warranty) in respect of such matter to the extent of the amount so reflected, provided for, reserved against or taken into account.

10.3 Procedures.

(a) If any Person who or which is entitled to seek indemnification under Section 10.2 (an “Indemnified Party”), other than a Tax Claim, receives notice of the assertion or commencement of any claim from a third-party (a “Third-Party Claim”) against such Indemnified Party with respect to which the Person against whom or which such indemnification is being sought (an “Indemnifying Party”) is obligated to provide indemnification under this Agreement, the Indemnified Party will give such Indemnifying Party reasonably prompt written notice thereof, but in any event not later than 30 days after receipt of such written notice of such Third-Party Claim. Such notice by the Indemnified Party will describe the Third-Party Claim in reasonable detail, will include copies of all available written evidence thereof and will indicate the estimated amount, if reasonably estimable, of the Losses that have been or may be sustained by the Indemnified Party. The Indemnified Party will have the right to control the defence of any Third-Party Claim, and the Indemnifying Party will reasonably cooperate with the Indemnified Party in connection therewith. If the Indemnified Party does not assume the defence of a Third-Party Claim within thirty (30) days of receipt of notice of such Third-Party Claim, the Indemnifying Party will have the right to conduct the defence of such Third-Party Claim at the Indemnifying Party’s cost and expense. The Party conducting the defence of a Third-Party Claim shall (i) keep the other Party reasonably informed of the status of any Third-Party Claim, (ii) promptly provide the other Party with copies of all material notices, pleadings and other documents relating to any Third-Party Claim, (iii) consult with the other Party in good faith regarding the defence and resolution of any Third-Party Claim, and (iv) consider in good faith any recommendations made by the other Party with respect to any Third-Party Claim.

(b) The Indemnified Party will not settle, compromise or consent to the entry of any judgment with respect to any Third-Party Claim without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld, conditioned or delayed) if such settlement, compromise or judgment (i) would result in injunctive or other non-monetary relief binding upon the Indemnifying Party, (ii) would not include an unconditional release of the Indemnifying Party from all liability with respect to such Third-Party Claim, or (iii) would result in any monetary liability of the Indemnifying Party that is not fully covered by the W&I Policy. Notwithstanding the foregoing, if a firm offer is made to settle a Third-Party Claim and the Indemnified Party provides written notice to the Indemnifying Party that it desires to accept such settlement offer, and the Indemnifying Party fails to consent to such settlement within fifteen (15) days after receipt of such notice, then the Indemnified Party shall be permitted to settle such Third-Party Claim on the terms of such offer and the Indemnified Party’s liability with respect to such Third-Party Claim shall not exceed the amount of such settlement offer, plus reasonable legal fees and expenses incurred prior to the date such notice was received. Each Party will provide the other Party with reasonable access during normal business hours to books, records and employees as reasonably necessary in connection with the defence of any Third-Party Claim.

(c) Any claim by an Indemnified Party on account of Losses which does not result from a Third-Party Claim (a “Direct Claim”), other than a Tax Claim, may be asserted by giving the Indemnifying Party reasonably prompt written notice thereof. Such notice by the Indemnified Party will describe the Direct Claim in reasonable detail, will include copies of all available written evidence thereof and will indicate the estimated amount, if reasonably practicable, of Losses that has been or may be sustained by the Indemnified Party. The Indemnifying Party will have a period of thirty (30) days within which to respond in writing to such Direct Claim. The Indemnified Party will provide the Indemnifying Party with reasonable access during normal business hours to books, records and employees of the Indemnified Party necessary or desirable in connection with the Indemnifying Party’s evaluation of and response to a Direct Claim which is the subject of a claim for indemnification by an Indemnified Party hereunder. If the Indemnifying Party does not so respond within such thirty (30) day period, the Indemnifying Party will be deemed to have rejected such claim, in which event the Indemnified Party will be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

(d) A failure to give timely notice or to include any specified information in any notice as provided in Section 12.5 will not affect the rights or obligations of any party hereunder, except and only to the extent that, as a result of such failure, any party which was entitled to receive such notice was deprived of its right to defend against the claim in question or its right to recover any payment under its applicable insurance coverage or was otherwise prejudiced as a result of such failure.

10.4 Seller Release.

(a) The Sellers hereby unconditionally and irrevocably acquit, remise, discharge and forever release, effective as of the Closing, Buyer, the Companies and their respective Affiliates, equityholders, partners, managers, trustees, employees, officers, directors and agents (each, a “Releasee”) from any and all liabilities and Losses of every kind whatsoever, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law, contract, agreement, arrangement, commitment or undertaking, whether written or oral, to the extent arising on or prior to the Closing; provided that liabilities acquitted, remised, discharged and released pursuant to this Section 10.4(a) shall not include (i) any rights of the Sellers under this Agreement and the other documents and agreements executed in consummation of the transactions contemplated by this Agreement, (ii) any accrued but unpaid salary, bonus or pension entitlements owing to any Seller (or any Affiliate of a Seller) as at the Closing, or (iii) any amounts outstanding in respect of any director’s loan accounts owing to any Seller (or any Affiliate of a Seller) to the extent not otherwise reflected or taken into account in the determination of the Closing Date Consideration.

(b) The Sellers hereby agree that they shall not (and shall cause its Affiliates not to) make any claim for indemnification against Buyer, the Companies or any of their respective Affiliates by reason of the fact that the Sellers or any Affiliate of the Seller is or was a shareholder, member, director, manager, officer, employee or agent of the Companies or any of its Affiliates or is or was serving at the request of the Companies or any of its Affiliates as a partner, manager, trustee, director, officer, employee or agent of another entity (whether such claim is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses or otherwise and whether such claim is pursuant to any statute, charter document, bylaw, agreement or otherwise) with respect to any action, suit, proceeding, complaint, claim or demand brought by Buyer against any Seller pursuant to this Agreement or applicable Law or otherwise, and each Seller (on its own behalf and on behalf of its Affiliates) hereby acknowledges and agrees that it shall not have any claim or right to contribution or indemnity from the Companies or any of its Affiliates with respect to any amounts paid by it pursuant to this Agreement or otherwise. In no event shall the Companies or any of its Affiliates have any liability whatsoever to any Seller (or any Affiliate of the Seller) for breaches of the warranties, agreements or covenants of the Seller or the Companies hereunder, and each Seller shall not (and shall cause its Affiliates not to) in any event seek contribution from the Companies or any of its Affiliates in respect of any payments required to be made by the Seller pursuant to this Agreement.

10.5 Certain Limitations; Exclusive Remedy.

(a) The sole and exclusive recourse for any claims for breaches of warranties made by the Sellers and the Companies in this Agreement or any other Seller Documents or any claims for Losses pursuant to Section 10.2(a) shall be recovery under the W&I Policy; provided, however, that this limitation shall not apply to Losses related to any such claims with respect to any Leakage Claims, fraud or willful misconduct or Excluded Tax Claims.

(b) Notwithstanding anything to the contrary in this Agreement, the aggregate liability of the Sellers in respect of all claims for breach of the Fundamental Warranties or the Commercial Warranties and any Tax Indemnity Claims (other than Excluded Tax Claims) shall not exceed the sum of £1, provided always that the provisions of this Section 10.5(b) shall not apply to the extent that the claim is the consequence of any fraud or fraudulent misrepresentation on the part of the Seller. Without prejudice to the foregoing, the aggregate liability of the Sellers in respect of all claims under this Agreement (other than Leakage Claims, Excluded Tax Claims and claims arising from fraud or fraudulent misrepresentation) shall not exceed the aggregate amount of the Adjusted Closing Date Cash Consideration actually received by the Sellers.

(c) Notwithstanding anything to the contrary in this Agreement, the aggregate liability of the Sellers in respect of all Excluded Tax Claims shall not exceed an amount equal to £2,500,000.

(d) From and after the Closing, the W&I Policy and the indemnification obligations of any indemnifying Person under this Article X (other than with respect to claims for fraud, fraudulent misrepresentation or Leakage Claims or any Excluded Tax Claims) shall constitute the sole and exclusive rights, claims and remedies of all indemnified Persons with respect to the transactions contemplated by this Agreement against any such indemnifying Person; provided, that this Article X shall not limit or restrict any party’s (i) rights to specific performance, injunctive relief and other equitable remedies for any breach or threatened breach of this Agreement or any Seller Documents or (ii) rights or remedies with respect to any Seller Documents.

(e) Buyer shall be solely responsible for any retention amount payable in respect of the W&I Policy.

ARTICLE XI

TAX MATTERS

11.1 Tax Returns. The Buyer shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns in respect of the Companies and its Subsidiaries for any Pre-Closing Tax Period, and / or the portion of any Straddle Period ending on the Closing Date, that are required to be filed by the Companies or their Subsidiaries after the Closing Date. To the extent such Tax Returns relate to a Pre-Closing Tax Period, such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the applicable Company or Subsidiary, except as required by applicable Law. At least thirty (30) days prior to the filing of any such Tax Return for income Taxes (and within a reasonable period prior to the filing of any such Tax Return for material non-income Taxes), the Buyer shall submit a copy of such Tax Return to the Seller Representative for the Seller Representative’s review and comment, and shall take into account any reasonable comments of the Seller Representative to such Tax Return to the extent related to a Pre-Closing Tax Period and / or the portion of any Straddle Period ending on the Closing Date. To the extent there is a Tax Contest, the provisions of Section 11.3 shall take priority over the provisions of this Section 11.1.

11.2 Cooperation; Tax Actions.

(a) In connection with the preparation of Tax Returns and any Actions relating to the Tax liabilities imposed on the Sellers (or any of them), Companies or the Subsidiaries (or, in each case, any successor thereof), Buyer, on the one hand, and the Seller Representative, on the other hand, shall use commercially reasonable efforts to cooperate fully with each other, as and to the extent reasonably requested by the other Party, (and at the requesting party’s expense), including the furnishing or making available during normal business hours of records, personnel (as reasonably required), books of account, powers of attorney or other materials necessary or helpful for the preparation of such Tax Returns or the conduct of, pursuit or defence of any Actions by Taxing Authorities as to the imposition of Taxes. Buyer shall and shall cause the Companies and the Subsidiaries to retain all material books and records with respect to Tax matters pertinent to the Companies and the Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the applicable statute of limitations (including any extension thereof) for the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority.

11.3 Tax Contests.

(a) If, after the Closing, any Taxing Authority issues to the Companies or any of their Subsidiaries (a) a notice of its intent to audit or conduct another Action with respect to the Tax Returns for any Pre-Closing Tax Period and / or the portion of any Straddle Period ending on the Closing Date, (b) a notice of deficiency of Taxes for any Pre-Closing Tax Period and / or the portion of any Straddle Period ending on the Closing Date, or the Buyer becomes aware of any circumstances indicating that either of the Companies or their Subsidiaries may be issued with an item referred to under (a) or (b) or may otherwise be required to self-assess for any Tax for any Pre-Closing Tax Period, or the portion of any Straddle Period ending on the Closing Date, in each case, that would reasonably be expected to give rise to a Tax liability for which the Sellers may be liable under the terms of this Agreement, the Buyer shall promptly notify the Seller Representative (and such matter shall be referred to as a “Tax Contest”); provided, however, that Buyer’s failure to so notify the Seller Representative shall not relieve the Sellers of their liabilities under this Agreement, including Article X except and only to the extent the Sellers are materially prejudiced thereby in relation to an Excluded Tax Claim. The Buyer shall control any audit or other Action in respect of any Taxes or Tax Returns of the Companies and / or the Subsidiaries for which Sellers would reasonably be expected to incur a liability under this Agreement in relation to an Excluded Tax Claim; provided, however, that (subject to Section 11.3(b) and to the Sellers indemnifying the Buyer, the Companies and the Subsidiaries to the Buyer’s reasonable satisfaction against all Losses and corresponding Tax Liabilities arising therefrom) (i) the Buyer shall take any action that the Seller Representative may reasonably request by notice in writing given to the Buyer to dispute, defend, resist, or appeal any Tax Contest to the extent it relates to Tax Returns or any Tax liabilities in respect of which the Sellers may be liable to make a payment under this Agreement; (ii) the Seller Representative, at the Sellers’ cost and expense, shall have the right to participate in any Tax Contest to the extent it relates to any Tax Returns of the Companies or Subsidiaries in respect of which the Sellers may be liable to make a payment under this Agreement in relation to an Excluded Tax Claim; and (iii) the Buyer shall not, and shall not allow the Companies or any of their Subsidiaries to, settle, resolve, or abandon a Tax Contest (whether or not the Seller Representative elects to participate in such Tax Contest) to the extent it relates to any Tax Returns or any Tax in respect of which the Sellers may be liable to make a payment under this Agreement in relation to an Excluded Tax Claim without the prior written consent of the Seller Representative, such consent not to be unreasonably withheld or delayed.

(b) The Buyer shall not be obliged to take, or procure the taking of, any action in respect of any Tax Contest requested by the Sellers:

(i) if the Sellers do not request the Buyer to take any action within a reasonable period of time (starting with the date of the notice being given to the Sellers) considering the nature of the Tax Contest and the existence of any time limit for avoiding, disputing, defending, resisting, appealing, seeking a review or compromising that Tax Contest, and that period will not, in any event, exceed fourteen Business Days or be less than seven Business Days;

(ii) if, it reasonably appears to the Buyer that the action requested by the Sellers could materially increase the Tax liability of the Buyer or any of its Affiliates (whenever arising), and the Sellers are not liable for such increase in relation to an Excluded Tax Claim;

(iii) if the Sellers (or the Companies or any Subsidiary before Closing) have been engaged in fraudulent conduct relating to the liability which is the subject matter of the Excluded Tax Claim;

(iv) if prior to, or as a condition of, taking any action requested by the Sellers, the Companies or any Subsidiary is obliged to pay to, or lodge with, any Taxing Authority any Tax or other amount (“Payment”) unless and until the Sellers pay to the Buyer an amount equal to the Payment and, where such payment is made, the Buyer shall duly account for such amount to the Taxing Authority and, to the extent any such payment is refunded by the Taxing Authority, the Buyer shall as soon as reasonably practicable account to the Sellers for such refunded amount (together with any repayment interest thereon); or

(v) if the action requested by the Sellers involves an appeal against a decision of the First-tier Tribunal or higher tribunal or court, unless the Sellers have obtained (at the Sellers’ expense) the opinion of tax counsel of at least five years’ standing who is acceptable to the Buyer (acting reasonably) that the appeal has a reasonable prospect of success.

(c) For the avoidance of doubt, the opposition proceedings initiated by the Romanian tax authority in connection with the voluntary dissolution of Saltire Romania and any relevant Excluded Tax Claim shall constitute a Tax Contest for the purposes of this Section 11.3.

11.4 Seller Tax Matters. Neither Buyer nor the Companies nor any of their respective Subsidiaries or other Affiliates shall, without the Seller Representative’s consent (such consent not to be unreasonably withheld, conditioned or delayed), except as otherwise required by applicable Law, under the terms of the W&I Policy, or to the extent it does not relate to any Tax in respect of which the Sellers may be liable to make a payment under this Agreement in relation to an Excluded Tax Claim, (a) amend, refile, revoke or otherwise modify any income or other material Tax Return or election with respect to income or other material Taxes for any Pre-Closing Tax Period; (b) file any Tax Return for any Pre-Closing Tax Period in a jurisdiction where the Companies or their Subsidiaries have not historically filed Tax Returns or paid Taxes or in which the Companies or their Subsidiaries have not recently commenced operations; (c) extend or waive the applicable statute of limitations with respect to an income or other material Tax for a Pre-Closing Tax Period; (d) file any ruling request with any Governmental Authority that relates to Taxes or Tax Returns for a Pre-Closing Tax Period; or (e) enter (or pursue) any voluntary disclosure agreements with any Governmental Authority that relate to Taxes or Tax Returns for a Pre-Closing Tax Period; provided, that the foregoing shall not restrict any action reasonably necessary to progress or complete the voluntary dissolution, liquidation or strike-off of Saltire Romania.

11.5 Transfer & Stamp Taxes. All transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including any penalties and interest, but excluding any Taxes based on or measured by gross or net income, however denominated) incurred in connection with the sale of the Company Capital Stock to Buyer under this Agreement, shall be borne 100% by Buyer.

11.6 Tax Treatment; Allocation of Closing Date Consideration.

(a) The Sellers and Buyer agree for all relevant Tax purposes to treat all indemnification payments to Buyer pursuant to this Agreement as adjustments to the Closing Date Consideration except to the extent otherwise required by applicable Law.

(b) If any payment treated as an adjustment to the Closing Date Consideration pursuant to Section 11.6(a) is or becomes subject to any withholding or deduction on account of Tax, or is otherwise subject to Tax in the hands of the Buyer, in each case other than in respect of a payment of interest, the Sellers shall pay to the Buyer such additional amount as is necessary to ensure that the net amount received and retained by the Buyer (after taking into account such withholding, deduction or Tax, and any Tax payable on the additional amount itself) equals the amount the Buyer would have received and retained had the payment not been subject to such withholding, deduction or Tax, provided that in the event that the Buyer has (i) assigned the benefit of this Agreement to any other person or (ii) become resident in any jurisdiction other than the United Kingdom for Tax purposes, the Sellers shall not be required to make any payment under this Section to the extent that it would not have been payable had such assignment or change in residence not occurred.

(c) Buyer and Sellers hereby acknowledge and agree that the Closing Date Consideration shall be allocated to the Sellers in accordance with Exhibit B.

11.7 Tax Exclusions. The Sellers shall not be liable for any claim under this Agreement in respect of Tax, including under Article X or for breach of any warranty, to the extent that:

(a) specific provision, allowance or reserve for the liability in question or the discharge or payment thereof is made or reflected as Company Debt or otherwise in the Locked Box Accounts and / or the EV to Equity Bridge;

(b) the liability in question is included as an Agreed Historic Lease Tax Amount or an Agreed EBT Tax Liability Adjustment Amount;

(c) the liability in question arises in respect of, by reference to or in consequence of any income, profits or gains earned, accrued or received or any event which occurred after the Locked Box Date and on or before Closing in the ordinary course of business of the Companies or any of the Subsidiaries;

(d) the liability in question arises or is increased as a result of or is attributable to the passing or coming into force of, or any change in, any law, rule, regulation, directive or interpretation of the law or the withdrawal or amendment of any published practice of any Governmental Authority, in each case, occurring after Closing;

(e) the liability in question arises or is increased as a result of or otherwise attributable to, any changes made after the Closing in the accounting policies or practices or any Tax reporting practice or the length of any accounting period for Tax purposes of the Companies or any of their Subsidiaries (save to the extent (i) required in order to comply with applicable Law, including any accounting principles, applicable to the Companies or their Subsidiaries immediately prior to the Closing, or (ii) such change is made, and is required by applicable Law, to correct any error, inaccuracy or omission in any Tax Return for a Pre-Closing Tax Period);

(f) any Relief (other than a Buyer’s Relief) is available to reduce or eliminate the liability in question;

(g) the Buyer has recovered an amount from the Sellers, Companies or Subsidiaries under the Agreement (including by way of set-off or deduction) in respect of the same liability at no cost to the Buyer or its Affiliated Group (and where there is such a cost, the application of this Section 11.7(g) shall be reduced only to the extent of that cost);

(h) the liability in question is Permitted Leakage;

(i) the liability in question arises or is increased by reason of or in consequence of:

(i) any claim, disclaimer, election or surrender made or notice or consent given or any other thing done by the Buyer, the Companies or the Subsidiaries after Closing, including (without prejudice to the generality of the foregoing) any disclaimer of capital allowances, in circumstances where such claim, disclaimer, election, notice or consent was not taken into account in the preparation of the Locked Box Accounts;

(ii) any failure by the Buyer, the Companies or the Subsidiaries after the date of Closing to make any claim, disclaimer, election or surrender or give any notice or consent or do any other thing after Closing, the making, giving or doing of which was taken into account in the Locked Box Accounts provided that the Sellers notify the Buyer in reasonable detail and in a reasonable time in advance of the due date to allow the Buyer, the Companies or the Subsidiaries to make, give or do it; or

(iii) the amendment or withdrawal after Closing of any claim, disclaimer, election, surrender, notice or consent made or given on or before Closing;

(j) the liability in question has been made good by insurers or otherwise compensated for without cost to the Buyer, its Affiliated Group, the Companies or the Subsidiaries (and where there is such a cost, the application of this Section 11.7(j) shall be reduced only to the extent of that cost);

(k) the liability in question arises as a result of the filing of an election under Code Section 338(g); or

(l) the liability in question arises as a result of a voluntary act of the Buyer or by the Companies or any Subsidiary after the Closing outside the ordinary course of business which the Buyer knew, or ought reasonably to have known, would give rise to the liability in question other than any of the following (i) an act carried out pursuant to a legally binding obligation entered into by the Companies or any Subsidiary on or before the Closing, (ii) an act which the Companies or Subsidiary was required to do by any applicable Law or other legislation in force at the Closing (whether relating to Tax or otherwise), or (iii) a voluntary disclosure to a Governmental Authority to correct any error, inaccuracy or omission in any Tax Return for a Pre-Closing Tax Period and with the written consent of the Seller Representative (not to be unreasonably conditioned, withheld or delayed).

11.8 Section 338(g) Election. Each Party hereto acknowledges and agrees that Buyer, in its sole and absolute discretion, may (but is not obligated to) make or cause to be made an election under Code Section 338(g) (and any comparable provision of applicable U.S. state or local Tax Law) with respect to the purchase of the equity interests of the Companies and their Subsidiaries. If Buyer so makes, or causes to be made, an election under section 338(g) with respect to the acquisition of the Companies or their Subsidiaries, (i) Buyer shall be solely responsible for the preparation and filing of all forms and documents required in connection with such election and for all expenses related thereto, and (ii) the Sellers shall cooperate with requests from Buyer to take all actions reasonably necessary and appropriate to effect such election (subject to Buyer’s reimbursement for any out-of-pocket expenses incurred in connection therewith).

11.9 Third Party Claims (Tax).

(a) Where the Sellers have made or are liable to make a payment under this Agreement in respect of an Excluded Tax Claim and the Buyer, any of the Companies or any of the Subsidiaries is or may become entitled to recover from any other person (including for the avoidance of doubt a Taxing Authority) any sum in respect of the matter to which the payment made by the Sellers relates, the Buyer shall notify the Sellers of the entitlement as soon as reasonably practicable.

(b) Subject to Section 11.9(c), the Buyer shall or shall procure that the Companies and / or the Subsidiaries shall consider in good faith such action as the Seller Representative shall reasonably request to enforce such recovery as is mentioned above against the third party in question and shall:

(i) where the Sellers are liable to make a payment to the Buyer in respect of an Excluded Tax Claim, set off the sums so recovered (including any interest or repayment supplement paid by the third party) against the payment due from the Sellers to the Buyer; or

(ii) where the Sellers have made a payment to the Buyer in respect of an Excluded Tax Claim, account to the Sellers for any sums so recovered (including any interest or repayment supplement paid by the third party).

(c) The Buyer shall not be required to take any action under this Section 11.9 other than an action against a Taxing Authority or a person who gave Tax advice to the Companies or their Subsidiaries on or before Closing, that, in the Buyer’s reasonable opinion, is likely to materially harm the Companies’ or their Subsidiaries’ commercial or employment relationship (potential or actual) with that or any other person.

11.10 Savings.

(a) If any liability for Tax which has resulted in a payment having been made by the Sellers under this Agreement in respect of an Excluded Tax Claim has given rise to a Tax Relief (other than a Buyer’s Relief) for any of the Companies, Subsidiaries or the Buyer which would not otherwise have arisen (a “Windfall Relief”), then the Buyer shall notify the Seller Representative as soon as reasonably practicable and, as and when the liability of any of the Companies, Subsidiaries or the Buyer to make an actual payment of or in respect of Tax is reduced by reason of that Windfall Relief, the amount by which that liability is so reduced (a “Saving”) shall be dealt with in accordance with Section 11.10(b).

(b) Where it is provided under Section 11.10(a) that a Saving is to be dealt with in accordance with this Section 11.10(b):

(i) the Saving shall first be set off against any payment then due from the Sellers under this Agreement in respect of any Excluded Tax Claim (other than where the Saving has already been taken into account when assessing the quantum of damages in relation to the breach of a Tax Warranty if applicable);

(ii) to the extent there is an excess, a refund shall be made to the Sellers of any previous payment or payments made by the Sellers in respect of an Excluded Tax Claim (other than where the Saving has already been taken into account when assessing the quantum of damages in relation to the breach of a Tax Warranty if applicable) and not previously refunded under this Section 11.10(b) up to the amount of such excess; and

(iii) to the extent that the excess referred to in Section 11.10(b) (ii) above is not exhausted under that clause, the remainder of that excess shall be carried forward and set off against any future payment or payments which become due from the Sellers in respect of any Tax liabilities (other than where the Saving is taken into account when assessing the quantum of damages in relation to the breach of a Tax Warranty).

(c) No amount shall be taken into account in calculating any Saving to the extent such amount would not have arisen but for the use of a Buyer’s Relief or as a result of any change in law or accounting treatment following Closing.

11.11 Tax Miscellaneous – costs and expenses.

(a) Any provision in this Agreement requiring any Party to reimburse or indemnify another Party for any cost or expense, shall require the paying Party to indemnify or reimburse the other Party for the full amount of such cost or expense, including such part thereof as represents VAT, save to the extent that the recipient Party (or a member of a VAT group of which it forms part) is entitled to credit or repayment in respect of such VAT from the relevant Taxing Authority.

(b) The Sellers shall not be liable in respect of any Excluded Tax Claim for any attorneys’ and accountants’ fees and any other out-of-pocket expenses incurred in connection with any Tax or liability in respect of Tax unless and to the extent that the Sellers are liable to make a payment to the Buyer in respect of such underlying liability for Tax or liability in respect of Tax.

ARTICLE XII

MISCELLANEOUS AND GENERAL

12.1 Expenses. Whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred in connection with this Agreement and the transactions contemplated hereby (whether consummated or not) are to be paid by the Party incurring such expenses, except as otherwise expressly provided herein.

12.2 Successors and Assigns. This Agreement is binding upon and inures to the benefit of the Parties and their respective successors and permitted assigns, but is not assignable by any Party without the prior written consent of the other Parties except that Buyer will have the right to assign or otherwise transfer this Agreement or any right hereunder or delegate any obligation hereunder to: (a) a Person that does all of the following: (1) acquires or otherwise succeeds to all or substantially all of (x) Buyer’s business and assets or (y) after the Closing, the Companies’ business and assets; (2) assumes all of Buyer’s obligations hereunder or Buyer’s obligations hereunder that arise after such assignment, delegation or transfer; and (3) agrees to perform or cause performance of all such assumed obligations when due; (b) any of its Affiliates, subject to the prior written consent of the Seller Representative (such consent not to be unreasonably withheld, conditioned or delayed), provided that any such Affiliate assignee shall have sufficient financial standing and resources to meet Buyer’s obligations under this Agreement; or (c) any provider of the Financing or any other lender of Buyer or any of its Affiliates; provided that (i) no such assignment, delegation or transfer under clause (a), (b) or (c) above will relieve Buyer of any obligation hereunder and (ii) Buyer shall provide written notice to the Seller Representative of any assignment, delegation or transfer made pursuant to clause (a), (b) or (c) above promptly following the effectiveness thereof (and in any event within five (5) Business Days thereof). Buyer shall be entitled to grant any encumbrance, or otherwise pledge, all or part of its rights under this Agreement, to any provider of the Financing or any other lender of Buyer or any of its Affiliates, to the extent that such encumbrance or pledge does not diminish the rights or increase the obligations of the Companies or the Sellers hereunder.

12.3 [Reserved]

12.4 Further Assurances. The Parties shall execute such further instruments and take such further actions as may reasonably be necessary to carry out the intent of this Agreement. Each Party shall cooperate affirmatively with the other Parties, to the extent reasonably requested by such other Parties, to enforce rights and obligations herein provided.

12.5 Notices. Any notice or other communication provided for herein or given hereunder to a Party must be in writing, and will be deemed given (a) on the date sent by email (unless the sender receives an automated message indicating that delivery was unsuccessful), (b) on the date delivered when delivered in person, (c) four (4) Business Days following mailing if mailed by first class registered or certified mail, postage prepaid, or (d) on the date following sending if sent by Federal Express or other overnight courier of national reputation, addressed as follows:

If to Parent, Buyer or the Companies after the Closing:

10370 Richmond Ave.

#1000

Houston, TX 77042

Attention: David R. Johnson, Chief Financial Officer

Email: David.Johnson@drillingtools.com

with a copy to (which will not constitute notice):

Winston Taylor LLP

800 Capitol Street, Suite 2400

Houston, TX 77002

Attn: Michael J. Blankenship

Email: mike.blankenship@winstontaylor.com

If to the Sellers or, prior to the Closing, to the Companies:

Saltire Energy Limited

100 Union Street

Aberdeen, Aberdeenshire

AB10 1QR

United Kingdom

Attention: Jack Loggie

Email: Jack.Loggie@saltire-energy.com

Foxley Energy Limited

100 Union Street

Aberdeen, Aberdeenshire

AB10 1QR

United Kingdom

Attention: Jack Loggie

Email: Jack.Loggie@saltire-energy.com

with a copy to (which will not constitute notice):

Pinsent Masons LLP

120 Bothwell Street

Glasgow, G2 7JS

Attn: Brian Thumath

Email: brian.thumath@pinsentmasons.com

or to such other address with respect to a Party as such Party notifies the other in writing as above provided.

12.6 Complete Agreement. This Agreement and the Exhibits hereto, the Disclosure Letter and the other documents delivered by the Parties in connection herewith, together with the Confidentiality Agreement, contain the complete agreement between the Parties with respect to the transactions contemplated hereby and thereby and supersede all prior agreements and understandings between the Parties with respect to the subject matter of this Agreement. The Parties agree that prior drafts of this Agreement and the other documents contemplated by this Agreement will be deemed not to provide any evidence as to the meaning of any provision hereof or thereof or the intent of the Parties with respect hereto or thereto.

12.7 Captions. The headings and captions contained in this Agreement are for convenience of reference only and do not form a part of this Agreement.

12.8 Amendment. This Agreement may be amended or modified only by an instrument in writing specifically designated as an amendment hereto, duly executed by each of Buyer and the Sellers.

12.9 Waiver. At any time prior to the Closing, the Companies and Buyer may (a) extend the time for the performance of any of the obligations or other acts of the Parties, (b) waive any inaccuracies in the warranties contained herein or in any document delivered pursuant hereto, or (c) waive compliance with any of the agreements or conditions contained herein, to the extent permitted by applicable Law. Any agreement to any such extension or waiver will be valid only if set forth in a writing signed by the party against whom such extension or waiver is to be effective. No failure of any Party to exercise any power given it under this Agreement, or to insist upon strict compliance with any provision of this Agreement, and no custom or practice at variance with the terms of this Agreement shall constitute a waiver of any such Party’s right to demand strict compliance with the terms of this Agreement.

12.10 Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of England and Wales. Each of the Parties hereto irrevocably agrees that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute or claim arising out of or in connection with this Agreement or its subject matter or formation (including non-contractual disputes or claims). Each Party irrevocably waives any objection to the venue of any legal process on the basis that the process has been brought in an inconvenient forum. Each of the Parties hereto agrees that all Actions arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of England and Wales. Consistent with the preceding sentence, each of the Parties hereby (a) submits to the exclusive jurisdiction of the courts of England and Wales for the purpose of any Action arising out of or relating to this Agreement brought by any Party, (b) irrevocably waives, and agrees not to assert by way of motion, defence, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that the Action is brought in an inconvenient forum, that the venue of the Action is improper or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts, and (c) agrees that service of process may, to the fullest extent permitted by law, be made on such Party in accordance with applicable rules of the courts of England and Wales or by any other method permitted by applicable law.

12.11 Severability. Wherever possible, each term or provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law and any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is determined by a court of competent jurisdiction to be unenforceable, Buyer, the Companies and/or the Sellers shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

12.12 Counterparts. This Agreement and all other documents related hereto may be executed in several counterparts, each of which shall be deemed an original, but such counterparts shall together constitute but one and the same Agreement. The execution of this Agreement and any agreement or instrument entered into in connection with this Agreement, and any amendment hereto or thereto, by any of the Parties may be evidenced by way of a facsimile, portable document format (.pdf) transmission, or other electronic transmission of such Party’s signature, and such facsimile, portable document format (.pdf), or other electronically transmitted signature shall be deemed to constitute the original signature of such Party.

12.13 Enforcement of Agreement.

(a) The Parties agree that irreparable damage would occur if any provision of this Agreement was not performed in accordance with its specific terms (including if the parties fail to take such actions as are required to consummate the transactions contemplated hereby) or was otherwise breached. It is accordingly agreed that the Parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled hereunder, at law or in equity. Accordingly, each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that (i) there is an adequate remedy at Law or (ii) an award of specific performance is not an appropriate remedy for any reason at Law or equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement when expressly available pursuant to the terms of this Agreement and to enforce specifically the terms and provisions of this Agreement when expressly available pursuant to the terms of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. The right of specific enforcement is an integral part of the transactions contemplated hereby and without that right, neither party would have entered into this Agreement. Each party waives any defences in any action for specific performance, including the defence that money damages would be adequate.

(b) In the event that any Action is commenced or threatened by any Party (the “Claiming Party”) pursuant to Section 12.13(a) to specifically enforce the consummation of the Closing against any other Party (the “Defending Party”), if the Claiming Party is the prevailing party in such Action, all fees, costs and expenses, including reasonable attorneys’ fees and court costs, incurred by the Claiming Party in connection with such Action will be reimbursed by the Defending Party; provided, that if the Claiming Party prevails in part, and loses in part, in such Action, the court, arbitrator or other adjudicator presiding over such Action shall award a reimbursement of the fees, costs and expenses incurred by the Claiming Party on an equitable basis. For purposes hereof, and without limitation, the Claiming Party will be deemed to have prevailed in any Action described in the immediately preceding sentence if the Claiming Party commences or threatens any such Action and such underlying claim(s) are subsequently dropped or voluntarily dismissed upon the Defending Party’s consummation of the Closing.

12.14 Other Definitional and Interpretive Matters.

(a) Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(i) Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(ii) Pound Sterling. Any reference in this Agreement to £ shall be construed as a reference to the lawful currency of the United Kingdom. Where conversion between pounds sterling and U.S. dollars is required under this Agreement, such conversion shall be made in accordance with the Exchange Rate.

(iii) Exhibits. The Exhibits to this Agreement and the Disclosure Letter are hereby incorporated and made a part hereof and are an integral part of this Agreement. All Exhibits annexed hereto or referred to herein and the Disclosure Letter are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule, Exhibit or the Disclosure Letter but not otherwise defined therein shall be defined as set forth in this Agreement.

(iv) Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(v) Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

(vi) Herein. Words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(vii) Including. The word “including”, or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(viii) To the Extent. The phrase “to the extent” means “the degree by which” and not “if”.

(ix) Agreed Form. Any reference to a document being in the “Agreed Form” means a document in the form agreed between the Buyer and the Seller Representative on or before the date of this Agreement (in each case with such amendments as may be agreed in writing between the Buyer and the Seller Representative).

(b) References to any U.S. legal term for any action, remedy, legal document, legal status, court, authority, statute or any other legal concept or thing shall, in respect of any jurisdiction other than the U.S., be deemed to include that which most nearly approximates in that jurisdiction to the U.S. legal term.

(c) The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favouring or disfavouring any Party by virtue of the authorship of any provision of this Agreement.

12.15 Disclosure. The fact that any item of information is Disclosed in the Disclosure Letter: (a) shall not be construed to mean that such information is required to be disclosed by this Agreement; (b) shall not be construed as or constitute an admission, evidence or agreement that a violation, right of termination, default, non-compliance, liability or other obligation of any kind exists with respect to any item; (c) with respect to the enforceability of Contracts with third parties, the existence or non-existence of third party rights, the absence of breaches or defaults by third parties, or similar matters or statements, is intended only to allocate rights and risks among the Parties and is not intended to be admissions against interests, give rise to any inference or proof of accuracy, be admissible against any Party by any Person who is not a Party, or give rise to any claim or benefit to any entity or person who is not a Party; and (d) does not waive any attorney-client privilege associated with such item or information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed herein. Unless the context otherwise requires (for example, a disclosure corresponds to a warranty that requires disclosure of information that is “material” or would reasonably be expected to constitute a “Material Adverse Effect”), such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material” or “Material Adverse Effect” or other similar terms in this Agreement. Neither the specifications of any dollar amount in any warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Disclosure Letter is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Person shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in the Disclosure Letter is or is not material for purposes of this Agreement. The inclusion of any information in the Disclosure Letter shall not be deemed to be an admission or acknowledgment by the Companies that in and of itself, such information is material to or outside the Ordinary Course of Business or is required to be disclosed in the Disclosure Letter. No disclosure in the Disclosure Letter shall be deemed to create any rights in any third party.

12.16 Waiver of Transfer Restriction. In connection with the transactions contemplated by this Agreement, each Seller hereby irrevocably waives (and shall procure the waiver of) any and all rights of pre-emption, rights of first refusal, rights of first offer or negotiation, tag-along rights, drag-along rights, transfer restrictions or other similar rights or restrictions to which such Seller may be entitled or subject under the Organizational Documents of the Companies or any shareholders’ agreement, investment agreement or other Contract to which such Seller is a party or a beneficiary, in each case to the extent that such rights or restrictions might apply to, impede or interfere with the sale and transfer of any shares of the Company Capital Stock by each Seller pursuant to this Agreement. Furthermore, each Seller hereby votes all such shares of the Company Capital Stock in favour of the transactions contemplated hereby in connection with any Consent to which such vote may be applicable, if any.

12.17 Non-Recourse and Third Parties. This Agreement may only be enforced against, and any claim, action, suit, or other legal proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the persons that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party, and a person who is not a party to this Agreement shall not have any rights under the Contracts (Rights of Third Parties) Act 1999 of the United Kingdom to enforce any term of this Agreement, except as follows:

(a) each Company Indemnitee may enforce the terms of Section 7.8;

(b) each Buyer Indemnified Party may enforce the terms of Article X;

(c) each Releasee may enforce the terms of Section 10.4(a); and

(d) no past, present, or future director, officer, employee, incorporator, manager, member, partner, stockholder, Affiliate, agent, attorney, or other representative of any party hereto or of any Affiliate of any party hereto, or any of their successors or permitted assigns (collectively, the “Non-Party Affiliates”), shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim, action, suit or legal proceeding based on, in respect of or by reason of the transactions contemplated hereby. This Section 12.17(d) is intended for the benefit of, and shall be enforceable by, each of the Non-Party Affiliates.

The rights of the parties hereto to terminate, rescind or agree any variation, waiver or settlement under this Agreement are not subject to the consent of any other person.

12.18 Privileged Deal Communications. Pinsent Masons LLP (“Company Counsel”) has acted as counsel for the Companies, Sellers and the Seller Representative in connection with this Agreement and the transactions contemplated hereby (the “Acquisition Engagement”). Company Counsel may represent the Seller Representative or the Sellers after Closing with respect to other matters that may include pre-Closing or post-Closing matters related to this Agreement and the transactions contemplated hereby. To the extent that communications between the Seller Representative or the Sellers, on the one hand, and Company Counsel, on the other, relate to the Acquisition Engagement, such communications shall be deemed to be attorney-client confidences that belong solely to the Seller Representative and/or the Sellers, as applicable, and not to Buyer, the Companies (following Closing), or their affiliates. Accordingly, Buyer and the Companies shall not have access to any such communication or to the files of Company Counsel, in each case to the extent that they relate to the Acquisition Engagement. Without limiting the foregoing, upon and after the Closing: (i) the Seller Representative and the Sellers, as applicable, shall be the sole holders of the attorney-client privilege with respect to the Acquisition Engagement, and neither Buyer nor the Companies shall be a holder thereof or shall assert that such privilege was waived due to the inadvertent transfer of attorney-client privileged material after the Closing (either because they were included in the computer server(s) transferred or otherwise acquired pursuant to the transactions contemplated hereby or were otherwise within the records retained by the Companies after the Closing); (ii) to the extent that files of Company Counsel with respect to the Acquisition Engagement constitute property of the client, only the Seller Representative and the Sellers, as applicable, shall hold such property rights; and (iii) Company Counsel shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to Buyer or the Companies.

12.19 Fraud. Notwithstanding anything in this Agreement to the contrary, nothing herein shall limit the right of any party hereto (or such party’s Affiliates) with respect to claims related to Fraud, it being specifically acknowledged and agreed by each Seller and the Companies that the warranties set forth in this Agreement were a material inducement to Buyer entering into this Agreement and consummating the transactions contemplated hereby and that Buyer has specifically and justifiably relied on such warranties in agreeing to enter into this Agreement and consummate the transactions contemplated hereby.

12.20 Seller Representative.

(a) Appointment. Each Seller hereby irrevocably constitutes and appoints the Seller Representative, as its agent, proxy, and attorney in fact to act from and after the Closing and to do any and all things and execute and deliver any and all documents (as a deed or otherwise) on behalf of any Seller that may be necessary, convenient or appropriate to facilitate the consummation of the transactions contemplated by this Agreement, including but not limited to: (i) receipt of payments under or pursuant to this Agreement and disbursement thereof to the Sellers, in accordance with this Agreement and subject to the terms hereof; (ii) receipt and forwarding of notices and communications pursuant to this Agreement; (iii) administration of the provisions of this Agreement and the other Seller Documents; (iv) giving or agreeing to, on behalf of any or all the Sellers, any and all consents, waivers, amendments or modifications deemed by the Seller Representative, in its sole and absolute discretion, to be necessary or appropriate under this Agreement and the execution or delivery of any documents that may be necessary or appropriate in connection therewith; (v) amending this Agreement; (vi) taking actions the Seller Representative is expressly authorized to take pursuant to the other provisions of this Agreement; (vii) (A) dispute or refrain from disputing, on behalf of each Seller relative to any amounts to be received by such Seller under this Agreement or any agreements contemplated hereby, any claim made by Buyer under this Agreement or other agreements contemplated hereby, (B) negotiate and compromise, on behalf of each Seller, any dispute that may arise under, and exercise or refrain from exercising any remedies available under, this Agreement or any other agreement contemplated hereby, and (C) execute, on behalf of each Seller, any settlement agreement, deed, release or other document with respect to such dispute or remedy; and (viii) engaging attorneys, accountants, agents or consultants on behalf of the Sellers in connection with this Agreement or any other agreement contemplated hereby and paying any fees related thereto. The “Seller Representative” shall be Jack William Loggie.

(b) Reliance. Buyer shall be fully protected in dealing with the Seller Representative under this Agreement or any agreements contemplated hereby, and may rely, without inquiry of any kind, upon the authority of, statements provided by, the actions of, or failure to act of, the Seller Representative on behalf of the Sellers (each, an “Authorized Action”). Buyer is hereby relieved from any liability to any Person for any of its actions or inactions in reliance upon any act, decision, consent, approval or instruction of the Seller Representative, and each such Authorized Action shall be binding on each Seller as fully as if such Seller had taken such Authorized Action. Neither Buyer, nor (from and after the Closing) the Companies or their Subsidiaries shall be liable to any Seller or any other Persons for actions taken or omitted in accordance with or reliance upon any such Authorized Action. The appointment of the Seller Representative is coupled with an interest and shall be irrevocable by any Seller in any manner or for any reason. This power of attorney shall not be affected by the death, illness, dissolution, disability, incapacity or other inability to act of the principal pursuant to any applicable Law. Each of the Sellers acknowledges and confirms to the Seller Representative that the Seller Representative shall not assume or be deemed to have assumed any obligation of a fiduciary nature towards the Sellers as a result of performing such role.

(c) Acts of the Seller Representative. The Seller Representative may not resign from its capacity as the Seller Representative at any time without Buyer’s prior written consent.

(d) Expenses and Liabilities. Any expenses or liabilities incurred by the Seller Representative in connection with the performance of its duties under this Agreement or any other agreement contemplated hereby shall not be the personal obligation of the Seller Representative but shall be payable by the Sellers based on their respective Pro Rata Share. The Seller Representative shall provide the Sellers with an accounting of all expenses paid.

(e) Indemnification of the Seller Representative. The Sellers shall severally, but not jointly, indemnify and hold harmless, in accordance with each Seller’s Pro Rata Share, the Seller Representative from any and all losses, liabilities and expenses (including the reasonable fees and expenses of counsel) arising out of or in connection with the Seller Representative’s performance (solely in its capacity as the Seller Representative and not in its capacity as a Seller) of this Agreement or any other agreement contemplated hereby.

(f) Payments. If any amounts are paid to the Seller Representative on behalf of the Sellers under this Agreement or any other agreement contemplated hereby, the Seller Representative agrees to promptly pay such amounts to the Sellers in accordance with their respective Pro Rata Share.

12.21 Power of Attorney.

(a) For so long as any of the Sellers remains the registered holder of any shares of Company Capital Stock after Closing, that Seller shall:

(i) hold the shares of Company Capital Stock, any distribution relating to the shares of Company Capital Stock made after Closing and all rights relating to the shares of Company Capital Stock on trust for Buyer;

(ii) deal with and dispose of the shares of Company Capital Stock and all such distributions and rights only as Buyer may direct;

(iii) vote at all meetings which the Seller is entitled to attend as the registered holder of the shares of Company Capital Stock in such manner as Buyer may direct; and

(iv) execute all instruments of proxy or other documents which Buyer may require to enable Buyer (or its nominated representative) to attend and vote at any such meeting.

(b) Each of the Sellers hereby appoints Buyer (acting by any of its officers or directors from time to time) to be such Seller’s attorney, in such Seller’s name and on such Seller’s behalf to do any of the following after Closing in such manner as the attorney thinks fit:

(i) complete and return any meeting requisition, form of proxy, consent to short notice, written resolution or other document to be signed by the registered holder of the shares of Company Capital Stock;

(ii) deal with, and give directions as to, any moneys, securities, benefits, documents, notices or other communications (in any form) relating to the shares of Company Capital Stock;

(iii) execute and deliver all deeds and instruments, and do all acts, as may be executed or done by the registered holder of the relevant shares of Company Capital Stock (including but not limited to any instrument of transfer in relation to the transfer of any of the shares of Company Capital Stock to any person);

(iv) authorise the Companies to send any document, notice or other communication relating to the shares of Company Capital Stock to Buyer; and

(v) exercise all other rights relating to the shares of Company Capital Stock.

(c) The power of attorney in this Section 12.21 is granted by each of the Sellers to secure the interest of Buyer in the shares of Company Capital Stock and so is irrevocable and shall expire on the date that Buyer (or its nominee) is entered as the holder of the shares of Company Capital Stock in the register of members of the relevant Company. Notwithstanding the foregoing, the power of attorney in Section 12.21 is granted by the Trustee Seller as trustee of the Cansco Limited Employee Trust 2007 in compliance with the Trustee Act 1961 of the Isle of Man and shall take effect from Closing and expire on the earlier of: (i) the date that Buyer is entered as the holder of the relevant shares of Company Capital Stock in the register of members of the relevant Company; and (ii) the date which is twelve (12) months after Closing. The Trustee Seller has given notice of this power of attorney as required pursuant to the Trustee Act 1961 of the Isle of Man.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow.]

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Agreement as a deed to be effective on the day and year first above written.

BUYER:

Executed and delivered as a deed by Casing Technologies Group Limited

By:	/s/ David R. Johnson
Name:	David R. Johnson
Title:	Director

PARENT:

Executed and delivered as a deed by Drilling Tools International Corporation

By:	/s/ David R. Johnson
Name:	David R. Johnson
Title:	Chief Financial Officer

In the presence of:

Witness signature:

Witness name:

Witness address:

IN WITNESS WHEREOF, the undersigned have duly executed and delivered this Agreement as a deed to be effective on the day and year first above written.

THE COMPANIES:

Executed and delivered as a deed by Saltire Energy Limited acting by two directors:

By:	/s/ Jack William Loggie
Name:	Jack William Loggie
Title:	Managing Director

By:	/s/ Michael Harper
Name:	Michael Harper
Title:	Finance Director

Executed and delivered as a deed by Foxley Energy Limited acting by two directors

By:	/s/ Jack William Loggie
Name:	Jack William Loggie
Title:	Director

By:	/s/ Michael David John Loggie
Name:	Michael David John Loggie
Title:	Director

THE SELLERS:

Executed and delivered as a deed by Michael David Loggie

/s/ Michael David Loggie

In the presence of:

Witness signature:

Witness name:

Witness address:

Executed and delivered as a deed by Michael David John Loggie

/s/ Michael David John Loggie

In the presence of:

Witness signature:

Witness name:

Witness address:

Executed and delivered as a deed by Jack William Loggie, in his capacity as Seller and Seller Representative

By:	/s/ Jack William Loggie

In the presence of:

Witness signature:

Witness name:

Witness address:

Cansco Limited Employee Trust 2007

Executed and delivered as a deed by Optimus Corporate Services Limited, solely in its capacity as trustee of the Cansco Limited Employee Trust 2007, acting by two directors

By:	/s/ Richard Brent Thomas
Name:	Richard Brent Thomas
Title:	Director

By:	/s/ Pritesh Ramesh Desai
Name:	Pritesh Ramesh Desai
Title:	Director

The Loggie Family Trust

Executed and delivered as a deed by Michael David Loggie and Jack William Loggie, solely in their capacity as trustees of The Loggie Family Trust

By:	/s/ Michael David Loggie
Name:	Michael David Loggie
Title:	Trustee

In the presence of:

Witness signature:

Witness name:

Witness address:

By:	/s/ Jack William Loggie
Name:	Jack William Loggie
Title:	Trustee

In the presence of:

Witness signature:

Witness name:

Witness address:

Exhibit A

Definitions

The definitions of terms capitalized and used throughout this Agreement are as follows:

“Accounting Standards” means the Financial Reporting Standard 102: the Financial Reporting Standard applicable in the United Kingdom and the Republic of Ireland issued by The Financial Reporting Council (in each case, as in effect at the time the applicable Company Financial Statements were required to be prepared), any other requirement of a United Kingdom accounting body having mandatory effect including other generally accepted accounting principles and practices in the United Kingdom, the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (where applicable) and the Companies Act.

“Acquisition Proposal” has the meaning set forth in Section 7.12.

“Action” or “Actions” means any lawsuit, action, charge, complaint, inquiry, mediation, audit, examination, investigation, legal proceeding, administrative enforcement proceeding, arbitration proceeding or other similar proceeding or adjudicative matter by or before any Governmental Authority.

“Adjusted Closing Date Cash Consideration” has the meaning set forth in Section 2.1(c).

“Affiliate” means with respect to any Person, any Person that directly or indirectly controls, is controlled by or is under common control with such Person.

“Affiliated Group” means an affiliated group as defined in Code section 1504 (or any analogous combined, consolidated, unitary or similar group defined under state, local or non-U.S. Tax Law).

“Agreed Historic Lease Tax Amount” has the meaning given in Section 7.3(d).

“Agreed EBT Tax Liability Adjustment Amount” means an amount equal to the EBT Tax Liability Estimate less the Agreed EBT Tax Liability Amount.

“Agreed EBT Tax Liability Amount” has the meaning given in Section 7.16.

“Agreement” has the meaning set forth in the preamble.

“Annual Financial Statements” has the meaning set forth in Section 4.5(a).

“Anti-Corruption Laws” means all U.S. and non-U.S. Laws relating to the prevention of corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977, and the Bribery Act 2010 of the United Kingdom, each as amended, and to the prevention of money laundering, terrorist financing and tax evasion, including but not limited to the following United Kingdom legislation: (i) the Proceeds of Crime Act 2002; (ii) the Terrorism Act 2000; (iii) the Criminal Finances Act 2017; and (iv) the Sanctions and Anti-Money Laundering Act 2018 and all statutory instruments adopted thereunder.

“Authorized Action” has the meaning set forth in Section 12.20(b).

“Balance Sheet Date” means June 30, 2026.

“Business Day” means any day other than a Saturday, Sunday or a day on which the banks located in Houston, Texas and Edinburgh, United Kingdom are closed.

“Buyer” has the meaning set forth in the preamble.

“Buyer’s Relief” means: (a) any Relief which has been taken into account as an asset in the Locked Box Accounts or EV to Equity Bridge or in computing (and so reducing or eliminating) any provision for Tax which appears in the Locked Box Accounts or EV to Equity Bridge; (b) any Relief which arises in respect of any transaction, event, act or omission occurring (or deemed to occur) on or after Closing; or (c) any Relief which arises to the Buyer or any company (other than the Companies and their Subsidiaries) that is from time to time treated as members of the same group as, or otherwise connected or associated in any way with, the Buyer for any Tax purpose.

“Buyer Documents” has the meaning set forth in Section 6.3.

“Claiming Party” has the meaning set forth in Section 12.13(b).

“Closing” has the meaning set forth in Section 3.1.

“Closing Date” has the meaning set forth in Section 3.1.

“Closing Date Cash Consideration” has the meaning set forth in Section 2.1(b).

“Closing Date Consideration” has the meaning set forth in Section 2.1(b).

“Closing Date Loan Note Consideration” means issuance of the Consideration Loan Notes to the Sellers (other than the Trustee Seller) at Closing pursuant to the Consideration Loan Note Instrument with an exchange amount equal to the closing market price of the DTI Common Stock on the first Business Day immediately prior to the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercial Warranties” means the warranties contained in Article IV and Article V other than the Fundamental Warranties.

“Commitment” means (a) options, warrants, convertible securities, exchangeable securities, subscription rights, conversion rights, exchange rights, or other rights that require a Person to issue any of its Equity Interests or to sell any Equity Interests it owns in another Person; or (b) any other securities convertible into, exchangeable or exercisable for, or representing the right to subscribe for any Equity Interest of a Person or owned by a Person.

“Companies” has the meaning set forth in the preamble.

“Companies Act” means the Companies Act 2006 of the United Kingdom (as amended).

“Company” has the meaning set forth in the preamble.

“Company Capital Stock” has the meaning set forth in the Recitals.

“Company Debt” means, without duplication, any liability or obligation of the Companies, together with any accrued and unpaid interest thereon and any amounts required to fully satisfy and discharge such liability or obligation, including any such amounts to be paid at the Closing pursuant to the Payoff Letters, (a) for borrowed money or obligations in substitution or exchange thereof (including the current portion thereof and any accrued interest), (b) in respect of bonds, debentures, notes, or other similar instruments or debt securities (c) in respect of letters of credit and bankers’ acceptances or similar credit, performance or surety transactions, but only to the extent drawn, (d) in respect of any obligations to pay the deferred purchase price of, or other costs and expenses related to the acquisition of, assets, businesses, property, goods or services completed prior to Closing (including earn-outs (at the maximum amount payable in respect thereof), seller notes, holdbacks and direct financing leases or other unpaid purchase price obligations or similar obligations), (e) in respect of cash or book overdrafts, (f) arising out of interest rate, currency or other hedging arrangements, (g) in respect of any funds received on a forgivable basis pursuant to any Law intended to address the consequences of COVID-19 that are determined to be not forgivable, (h) in respect of any unpaid bonus, commission, severance or nonqualified deferred compensation obligations, together with the employer portion of any applicable Taxes and NICs due on the foregoing amounts, computed as though all such amounts were payable as of the Closing Date, (i) in respect of any accrued but unpaid Taxes of the Companies and their Subsidiaries with respect to any Pre-Closing Tax Period (which shall not be less than zero for any particular Tax or Tax period, in any jurisdiction or for any legal entity (or, to the extent such Tax is calculated in the aggregate for an Affiliated Group, of such Affiliated Group), (j) owing to any Related Person, (k) secured by a Lien (other than a Permitted Lien), (l) in respect of declared and unpaid dividends or other distributions, (m) in respect of guaranteeing obligations of any other Person of the type described in the foregoing clauses, and (n) in respect of the Agreed EBT Tax Liability Amount; provided, that, notwithstanding any other provision of this Agreement, Company Debt shall not include any of the liabilities or obligations of the Companies under, pursuant to or in connection with any letters of credit, performance bonds, bid bonds or other sureties of any kind to the extent undrawn.

“Company Documents” has the meaning set forth in Section 4.4(a).

“Company Financial Statements” has the meaning set forth in Section 4.5(a).

“Company Indemnitee” has the meaning set forth in Section 7.8(a).

“Company IP” means all Intellectual Property used in the conduct of the business of the Companies and their Subsidiaries as currently conducted, including the Company Registered Intellectual Property.

“Company-Owned IP” has the meaning set forth in Section 4.14(a).

“Company Registered Intellectual Property” means all United States, United Kingdom, international and foreign (a) patents and patent applications (including provisional applications), (b) registered service marks and trademarks and applications to register service marks and trademarks, (c) registered copyrights and applications for copyright registration, and (d) Internet domain name registrations, in each case, of clause (a) through (d) that is owned or purported to be owned by the Companies or their Subsidiaries and which have not expired.

“Company Systems” means all of the following used by or for, or otherwise relied on by, the Companies: servers, hardware systems, software, websites, databases, circuits, networks and other computer and telecommunication assets and equipment, and all other information technology equipment and related items of automated, computerized or software systems, together with all information contained therein or transmitted thereby, including any outsourced systems and processes (e.g., hosting locations) and all associated documentation.

“Company’s Knowledge” means the actual knowledge, after reasonable inquiry, of each of Michael David Loggie and Jack William Loggie.

“Confidentiality Agreement” has the meaning set forth in Section 7.4(b).

“Consent” means any consent, approval, authorization, qualification, waiver, registration or notification required to be obtained from, filed with or delivered to a third party (including a Governmental Authority) in connection with the consummation of the transactions provided for in this Agreement.

“Consideration Loan Note Instrument” means the loan note instrument to be executed by Buyer to implement the issuance of the Consideration Loan Notes.

“Consideration Loan Notes” means the unsecured loan notes constituted under each Consideration Loan Note Instrument, in the form set out in the corresponding Consideration Loan Note Instrument.

“Contracts” means all agreements, contracts, arrangements, understandings, commitments, undertakings, instruments, obligations, plans, leases, licenses, indentures, notes, bonds, mortgages and other agreements (other than purchase orders and sale orders) that are legally binding.

“Data Room” means the “Shield” online data room facility provided via Datasite as at 5.00 pm (Edinburgh time) on the date two (2) Business Days prior to the date of this Agreement, an index of which is set out in the schedule to the Disclosure Letter.

“Data Security Requirements” means, collectively, all of the following to the extent relating to Personal Data, payment card data, or other protected information relating to individuals or otherwise relating to privacy, security, security breach notification requirements or outbound marketing and applicable to the business of the Companies and their respective Subsidiaries: (a) the Companies’ own rules, policies, and procedures (whether physical or technical in nature, or otherwise), (b) all applicable Laws and all industry standards applicable to the industry of the business (including the General Data Protection Regulation (EU) 2016/679 (“GDPR”), GDPR as it forms part of the Law of England and Wales, Scotland and Northern Ireland by virtue of section 3 of the European Union (Withdrawal) Act 2018, the Data Protection Act 2018 of the United Kingdom, any Laws implementing or made pursuant to EU Directive 2002/58/EC (as amended by 2009/136/EC), the Privacy and Electronic Communications (EC Directive) Regulations 2003 and, where applicable, the Payment Card Industry Data Security Standard (PCI DSS)).

“Defending Party” has the meaning set forth in Section 12.13(b).

“DGCL” means the General Corporation Law of the State of Delaware.

“Disclosed” means fairly disclosed in or under the Disclosure Letter with sufficient detail to enable the Buyer to identify and evaluate the nature and scope of the matter disclosed.

“Disclosure Bundle” means the information and documents appended to the Disclosure Letter.

“Disclosure Documents” means the information and documents contained either in the Data Room or in the Disclosure Bundle, each as listed in the indices to the Disclosure Letter.

“Disclosure Letter” means the letter in the Agreed Form dated the same date as this Agreement (together with the Disclosure Documents) from the Sellers (excluding the Trustee Seller) to the Buyer executed by the Sellers (excluding the Trustee Seller) and delivered to the Buyer immediately prior to the execution of this Agreement and making certain disclosures against the warranties contained in Article IV and Article V.

“DTI Common Stock” means 17,355,139 shares of common stock, par value $0.0001 per share, of Parent.

“EBT Tax Liability” has the meaning set forth in paragraph (b) of the definition of Specific Tax Liabilities.

“EBT Tax Liability Estimate” means £3,293,216.

“Effective Time” has the meaning set forth in Section 3.1.

“Employee Plan” or “Employee Plans” has the meaning set forth in Section 4.11(a).

“Employment Agreements” has the meaning set forth in Section 3.2(n).

“Environment” has the meaning given in section 1(2) of the Environmental Protection Act 1990.

“Environmental Laws” means all Laws or Orders in force as at the date of this Agreement to the extent that they relate to or concern the protection of the Environment or have as a purpose or effect the provision of remedies or compensation for harm or damage to the Environment or any loss arising therefrom.

“Environmental Permits” means any permission, permit, licence, authorisation, consent, registration, notification, exemption or other approval required pursuant to compliance with any Environmental Laws.

“Equity Interests” means any common or preferred share, membership interest, capital stock, other equity interest, other ownership interest or voting interest or any securities or other interests convertible into or exchangeable or exercisable for capital stock, shares, other equity interests, or other ownership interests, or any other rights (including phantom units, call rights, rights to any payment or other value based on the revenues, earnings or financial performance, or any similar Contract), warrants or options to acquire any of the foregoing securities or interests of or in any Person, including (a) with respect to a corporation, any and all shares of capital stock or other Commitments or (b) with respect to a partnership, limited liability company, trust or similar Person, any and all units, interests or other partnership/limited liability company interests or other Commitments.

“EV to Equity Bridge” means the schedule, in the Agreed Form, setting forth the reconciliation from £60,000,000 to the equity value of the Companies payable to the Sellers, including, without limitation, the adjustments for (a) Company Debt, (b) cash, (c) the EBT Tax Liability Estimate, (d) working capital adjustment, being the difference between actual working capital as at the Locked Box Date and the agreed target working capital amount, and (e) such other items as are agreed by the Parties and specified therein, in each case as at the Locked Box Date.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Rate” means $1.343 per £1.00.

“Excluded Tax Claim” means any Tax Claim in respect of the Specific Tax Liabilities to the extent excluded from cover under the W&I Policy.

“Ex-Im Laws” means all U.S. and non-U.S. Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the International Traffic in Arms Regulations, and the customs and import Laws administered by U.S. Customs and Border Protection.

“Form S-4 Registration Statement” has the meaning set forth in Section 6.12.

“Foxley Sellers” means Jack William Loggie and Michael David John Loggie.

“Fraud” means fraud under the Fraud Act 2006 of the United Kingdom or common law (including conspiracy to defraud) with respect to any of the specific warranties expressly set forth in Article IV, Article V or Article VI, committed by the Party making such express warranty. For clarity, (x) a claim for Fraud may only be made against the Person committing such Fraud and (y) “Fraud” does not include equitable fraud, constructive fraud, promissory fraud, unfair dealings fraud, unjust enrichment, or any other equitable claim.

“Fundamental Warranties” means the warranties set forth in Section 4.1 (Organization and Standing), Section 4.2 (Capitalization), Section 4.3 (Subsidiaries), Section 4.4 (Authority, Validity and Effect), Section 5.1 (Authority; Enforceability; Title) and Section 5.2 (Solvency), Section 5.4 (Consents) and Section 5.6 (No Conflicts).

“General Enforceability Exceptions” has the meaning set forth in Section 4.4(a).

“Governing Body” means, with respect to any Person, the board of directors, board of managers, or similar governing body of such Person, or any committee thereof duly authorized to act on behalf of such governing body.

“Government Official” means any officer or employee of a Governmental Authority or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization or any person acting in an official capacity for or on behalf of any such government, department, agency, or instrumentality or on behalf of any such public organization.

“Governmental Authority” means any government or political subdivision, whether federal, state, local or foreign, or any agency, commission, department or instrumentality of any such government or political subdivision, or any federal, state, local or foreign court, tribunal or any (public or private) arbitrator or arbitral body.

“Hazardous Material” means any natural or artificial material, substance or article or combination of materials, substances or articles (whether in solid, liquid, gas, vapour or other form whatsoever) capable of causing harm to the Environment or human health including but not limited to any hazardous, toxic or dangerous material, substance or article.

“IFRS” means international accounting standards within the meaning of the IAS Regulation 1606/2002.

“Insolvency Event” means, in relation to a person, any of the following: (a) the existence of circumstances by which it is or is deemed under applicable Law to be insolvent or unable to pay its debts as they fall due; (b) the cessation or suspension of the payment of all, or a particular class of, its creditors or a threat to do so; (c) the taking of any formal or informal steps with a view to the deferral, rescheduling or other readjustment of all, or a particular class of, its creditors, or the taking of any formal steps to make a general assignment, assignation or arrangement or composition with or for the benefit of the relevant creditors; (d) any form of bankruptcy, liquidation, provisional liquidation, receivership, administrative receivership, administration, arrangement or scheme with creditors, moratorium, stay or limitation of creditors’ rights, interim or provisional supervision by the court or by persons appointed by the court (or any equivalent or similar procedure under the Laws of any jurisdiction in which the relevant person is incorporated, registered, domiciled or resident or carries on business or has assets) being commenced or otherwise in place or under way in relation to it, whether in or out of court; (e) any distress, execution or other process being levied against any material part of its assets which has not been satisfied in full; or (f) that person ceases, or threatens to cease, to carry on all or a material part of its business.

“Intellectual Property” means all intellectual property or proprietary rights in any jurisdiction throughout the world, including the following: (i) patents and applications therefor, and patent disclosures and any reissue, continuation, continuation-in-part, correction, provisional, divisional, extension or re-examination thereof, (ii) inventions, trade secrets, confidential information, and know-how, (iii) trademarks, service marks, trade names, trade dress, logos, slogans, brand names, Internet domain names, and other indicia of source of origin and all registrations and applications for registration thereof together with all of the goodwill associated therewith, (iv) copyrights and all works of authorship (whether or not copyrightable, and whether registered or unregistered), including mask works rights, database rights and moral rights, and registrations and applications therefor, and (v) rights in Software.

“JWL Director Loans” means the ordinary course payments of £12,500 per month paid by Saltire to Loxley (Aberdeen) Limited in respect of Jack William Loggie’s salary, in each case accruing during the period from (but excluding) the Locked Box Date to (and including) the Closing Date.

“Known Leakage Amount” has the meaning set forth in Section 2.3(e).

“Labor Agreement” means a collective bargaining Contract or other Contract with any labor union, works council, or labor organization or association.

“Land and Buildings Transaction Tax and Stamp Duty Land Tax” means any tax charged on land transactions under section 1(1) of the Land and Buildings Transaction Tax (Scotland) Act 2013 and the equivalent tax charged under section 42(1) of the Finance Act 2003.

“Law” means any law and regulation, whether civil, criminal, administrative or otherwise in any jurisdiction (supranational, union, country, state, federal, city or territory) and all orders and regulations made under such Acts and Treaties including all directives, regulations, rules, statutes, measures, subordinate legislation, decrees, Permits, common law and state, federal, municipal and local laws, ordinances and codes of practice, or any order of any Governmental Authority, having the force or effect of law.

“Leakage” means:

(a) any dividend or other distribution (whether in cash or in specie or a combination of the two) declared, paid, or made or any repurchase, redemption, repayment or return of share or loan capital or other securities or any other payment in respect of any share capital or other securities, in each case by, or on behalf of, the Companies or any of their Subsidiaries to, or for the benefit of, a Seller or any of its Related Persons;

(b) the Companies or any of their Subsidiaries paying, incurring, agreeing to incur or otherwise assuming liability for any fees, costs or expenses in connection with the transactions contemplated by this Agreement (including professional advisers’ fees, consultancy fees, transaction bonuses, finders’ fees, brokerage or other commission, bonus or retention payment), in each case to the extent not included or provided for in the Locked Box Accounts;

(c) any payment of any other nature made or agreed to be made by the Companies or any of their Subsidiaries directly or indirectly to, on behalf of, or for the benefit of a Seller or any of its Related Persons (including any management fees, service or directors’ fees, bonus or other compensation or loan interest of any kind (in cash or other form in lieu of interest)), in each case to the extent not specifically provided for in the Locked Box Accounts;

(d) any transfer or surrender of assets (including any Relief), rights or other benefits or other obligations assumed (whether actual or contingent, indemnified or incurred) by the Companies or any of their Subsidiaries to or for the benefit of a Seller or any of its Related Persons, in each case to the extent not included or provided for in the Locked Box Accounts;

(e) the Companies or any of their Subsidiaries assuming or incurring any liability, indebtedness or obligation (whether actual or contingent) for the benefit of a Seller or any of its Related Persons, in each case to the extent not included or provided for in the Locked Box Accounts;

(f) the provision of any guarantee or indemnity or the creation of any Lien by the Companies or any of their Subsidiaries over any share or asset in favour of, or for the benefit of, a Seller or any of its Related Persons;

(g) any waiver, forgiveness, deferral, discount, release, or discharge by the Companies or any of their Subsidiaries of: (i) any amount, obligation or liability owed (whether or not due for payment or performance) to it by a Seller or any of its Related Persons or (ii) any claim (howsoever arising) against a Seller or any of its Related Persons;

(h) any agreement, arrangement or other commitment by the Companies or any of their Subsidiaries to do or give effect to any of the matters referred to in paragraphs (a) to (g) (inclusive) above;

(i) any Tax (excluding any recoverable VAT) incurred, paid or payable by the Companies or any of their Subsidiaries arising as a result of any of the matters in paragraphs (a) to (h) above,

but excludes any Permitted Leakage.

“Leakage Claim” means a claim for breach of Section 2.3(d).

“Leakage Relief Saving” means, in relation to any Leakage: (a) the amount of any reduction or elimination of any liability of the Companies or any of their Subsidiaries to make an actual payment of Tax as a result of the utilisation or set off of any Relief which arises to the Buyer, Companies or any of their Subsidiaries as a result of such Leakage and is not a Buyer’s Relief; or (b) the amount of any cash refund actually realized by the Companies or any of their Subsidiaries from a Taxing Authority as a result of the utilisation of any relevant Relief that is not a Buyer’s Relief, arising as a result of such Leakage, provided that, for purposes of determining any Leakage Relief Saving, it shall be assumed that the Companies and their Subsidiaries utilise any Reliefs arising as a result of Leakage that are available as soon as reasonably practicable but shall not be assumed to utilise such Reliefs in priority to other Reliefs that are available.

“Leased Real Property” means the real property leased or subleased by the Companies, together with all buildings, structures and facilities located thereon.

“Leases” means all leases and subleases for each parcel of Leased Real Property, and other agreements (written or oral) pursuant to which the Companies holds any Leased Real Property.

“Liens” means any mortgage, pledge, hypothecation, lien, license, encumbrance, charge preference, priority license, easement, covenant, restriction or other security interest.

“Locked Box Accounts” means the unaudited consolidated balance sheet of the Companies and their Subsidiaries as at the Locked Box Date, a copy of which is appended to this Agreement at Exhibit C.

“Locked Box Date” means June 30, 2026.

“Locked Box Period” means the period from (but excluding) the Locked Box Date to (and including) the Closing Date.

“Lockup and Investor Rights Agreement” has the meaning set forth in the recitals.

“Loggie Trustee Sellers” means Michael David Loggie and Jack William Loggie, solely in their capacity as trustees of The Loggie Family Trust.

“Lookback Date” means December 31, 2023.

“Losses” means any and all damages, losses, penalties, diminutions in value, awards, royalties, fines, fees, costs, and expenses, including all court costs, litigation expenses, and reasonable attorneys’, accountants’ and experts’ fees.

“Material Adverse Effect” means the occurrence of any event, change, occurrence or development that, (i) if known to the Buyer prior to the date of this Agreement, would have resulted in the Buyer (acting in the best interests of its shareholders or the shareholders of Parent) not entering into this Agreement, and (ii) that results in any of the following: (A) the aggregate earnings before interest, taxation, depreciation and amortisation of the Companies and the Subsidiaries, taken as a whole, in any forward-looking twelve (12) month period during the thirty-six (36) months following the date of this Agreement being, or being reasonably expected to be, less than £12,000,000; (B) the consolidated net assets of the Companies and the Subsidiaries, taken as a whole, falling below £85,300,000; or (C) any Action or Actions being commenced, pending or threatened by a third party (other than an Action or Actions commenced at the direction of or on behalf of the Buyer, Parent or any of their respective Affiliates) against any of the Companies or any of their Subsidiaries where the amount claimed or reasonably capable of being claimed (whether individually or in the aggregate) is equal to or exceeds fifteen million Pounds (£15,000,000), provided always that, in determining whether a Material Adverse Effect has arisen or occurred, the effects of the occurrence of any of the following events after the date of this Agreement shall not be taken into account:

(1)

general macroeconomic conditions (including changes after the date hereof in prevailing interest rates, exchange rates, commodity prices, and fuel costs) or political conditions (whether as a result of acts of terrorism, war (whether or not declared), armed conflicts or otherwise) in the United States or any jurisdiction where the Companies or the Subsidiaries operate;

(2)	changes after the date hereof in conditions affecting companies in the industry in which it conducts its business generally;

(3)	resulting from the announcement (to the extent permitted hereby) of this Agreement or the transactions contemplated hereby;

(4)	resulting from changes in the Accounting Standards or IFRS or applicable Law after the date hereof and not announced prior to the date hereof;

(5)

consisting of any failure, in and of itself, of the Companies to meet any published or internally prepared forward looking projections, budgets, plans, or forecasts of revenues, earnings, or other financial performance measures or operating statistics (it being understood that the underlying change, event or circumstance that caused such failure to meet internal projections or budgets may be deemed to constitute and may be taken into account in determining whether there has been a Material Adverse Effect to the extent not otherwise excluded under this provision);

(6)

natural disasters or acts of nature or any national or international political or social conditions, including civil unrest, protests and public demonstrations and any governmental responses thereto, occurring after the date hereof;

(7)	any actual or potential sequester, stoppage, shutdown, default or similar event or occurrence by or involving any Governmental Authority; and

(8)

any epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) or any law, regulation, statute, directive, pronouncement or guideline issued by a Governmental Authority or industry group after the date hereof providing for business closures, sheltering-in-place, curfews or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) or any change in such law, regulation, statute, directive, pronouncement or guideline or interpretation thereof following the date of this Agreement or any material worsening of such conditions threatened or existing as of the date of this Agreement;

(9)

changes after the date hereof in credit, debt, financial or capital markets conditions generally (including changes in the availability of financing or changes in credit spreads) in the United States, the United Kingdom or any other jurisdiction where the Companies or the Subsidiaries operate;

(10)	any cyberattack, cybersecurity incident, ransomware attack or similar event of general application and not specifically targeted at the Companies or the Subsidiaries;

(11)	any action taken or omitted to be taken by the Companies or any of the Subsidiaries at the written request of, or with the prior written consent of, Buyer;

(12)	any action taken or omitted to be taken by the Companies or any of the Subsidiaries that is expressly required or contemplated by this Agreement; and

(13)	any matter or circumstance that is Disclosed,

in each case (other than in respect of paragraphs (3), (5), (9), (11) and (12)), to the extent such changes do not have a disproportionate impact on the Companies as compared to other participants in the industries, geographies or markets in which the Companies operate.

“Material Contracts” has the meaning set forth in Section 4.12(a).

“Most Recent Parent Balance Sheet” means the condensed consolidated balance sheet of Parent and its consolidated subsidiaries as of the last day of the most recent fiscal quarter for which Parent has filed a Quarterly Report on Form 10-Q or Annual Report on Form 10-K with the SEC prior to the date of this Agreement.

“OFAC” means the Office of Foreign Assets Control within the U.S. Department of the Treasury.

“Open Source Software” means any Software that is distributed as “free software”, “open source software” or under similar licensing or distribution terms, including under any license that is approved by the Open Source Initiative and listed at http://www.opensource.org/licenses.

“Order” means any order, judgment, ruling, injunction, assessment, award, decree or writ of any Governmental Authority.

“Ordinary Course of Business” means the ordinary and usual course of normal day-to-day operations of the business of the Companies through the date hereof materially consistent with past custom and practice.

“Organizational Documents” means (a) the memorandum and articles of association, certificate or articles of incorporation, organization or formation and the by-laws, the partnership agreement, any shareholders’ agreement, operating or limited liability company agreement, declaration of trust or trust agreement (as applicable) and (b) any documents comparable to those described in clause (a) as may be applicable pursuant to any applicable Law.

“Outside Date” has the meaning set forth in Section 9.1(b).

“Outstanding Receivables Amount” has the meaning set forth in Section 2.5.

“Parent” has the meaning set forth in the preamble.

“Parent Stockholder Approval” means the approval by the stockholders of Parent, at a duly called meeting of stockholders, of (i) the issuance of the DTI Common Stock to be issued to the Sellers (other than the Trustee Seller), and (ii) the ratification, pursuant to Section 204 of the DGCL, of any defective corporate acts relating to the election of directors of Parent, provided that the requirement set forth in clause (ii) shall be deemed satisfied if, in lieu of such stockholder ratification, a final, non-appealable order of the Court of Chancery of the State of Delaware validating such defective corporate acts shall have been obtained pursuant to Section 205 of the DGCL.

“Parent Board Recommendation” has the meaning set forth in Section 7.13(h).

“Parent Material Adverse Effect” means any event, change, condition, state of facts, occurrence or development that has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (x) the business, operations, results of operations, assets, liabilities or condition (financial or otherwise) of Parent and its subsidiaries, taken as a whole, or (y) the ability of Parent or Buyer to consummate the transactions contemplated hereby.

“Parent SEC Documents” has the meaning set forth in Section 6.11(a).

“Parent Stockholders Meeting” has the meaning set forth in Section 7.13(h).

“Parties” has the meaning set forth in the preamble.

“Payment Agent” means Cambridge Mercantile Corp. (UK) Limited, trading as Corpay.

“Payment Agent Account” means the payment agent account with the details notified by the Seller Representative to the Buyer on behalf of the Sellers in writing no less than three (3) Business Days prior to the Closing Date.

“Payoff Letters” means customary payoff letters reflecting the payoff and termination of any Company Debt in exchange for the payment of money on the Closing Date.

“Permits” has the meaning set forth in Section 4.10.

“Permitted Leakage” means: (a) the payment of salary, bonus, fees, benefits, expenses and other emoluments to any current or former employee, officer, director, or consultant of the Companies or their Subsidiaries in the Ordinary Course of Business and in accordance with existing employment or service arrangements in effect as of the Locked Box Date; (b) payment of fees and expenses to professional advisors of the Companies in the Ordinary Course of Business and not in connection with the transactions contemplated by this Agreement; (c) any payments or matters contemplated by or expressly provided for in this Agreement or undertaken or made at the written request or with the prior written consent of Buyer; (d) any matters specifically identified in Exhibit F (Permitted Leakage) (up to the amounts stated therein, if applicable); (e) any items specifically provided for or accrued (and up to the amounts contained therein) in the Locked Box Accounts; and (f) any Tax withheld by the Companies or their Subsidiaries on any of the items set forth in clauses (a) through (e) above.

“Permitted Liens” means (a) Liens for Taxes of Governmental Authorities (i) not yet due and payable or (ii) being contested in good faith by appropriate proceedings, in each case for which reserves have been established on the Company Financial Statements in accordance with the Accounting Standards or IFRS, (b) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other like Liens arising or incurred in the Ordinary Course of Business or by operation of Law if the underlying obligations are not due and payable, (c) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (d) non-exclusive licenses of Intellectual Property granted in the Ordinary Course of Business, and (e) with respect to the Leased Real Property (x) easements, encroachments, restrictions, rights of way and similar matters of record and (y) zoning, building and other similar restrictions which are not violated by the current use or occupancy of the Leased Real Property; provided, however, that none of the foregoing described in clause (e) will individually or in the aggregate materially impair the continued use and operation of the property to which they relate in the business of the Companies as presently conducted.

“Person” means any individual, sole proprietorship, partnership, corporation, limited liability company, joint venture, unincorporated society or association, trust or other legal entity or any Governmental Authority.

“Personal Data” means (a) information related to, or reasonably capable of being associated or linked with, directly or indirectly, an identified or identifiable individual or household (e.g., name, address, telephone number, email address, financial account number, government-issued identifier) or device, (b) any other data used or intended to be used or which allows one to identify, contact, or precisely locate, directly or indirectly, an individual or device, including any internet protocol address or other persistent identifier, or (c) any other similar information or data regulated by or defined as “personal information” or similar terms under applicable Laws.

“Pre-Closing Tax Liabilities” means any and all Taxes and liabilities (including reasonable attorneys’ and accountants’ fees and other reasonable out-of-pocket expenses incurred in connection therewith) arising out of any Taxes imposed upon or payable by any Company or any Subsidiary with respect to any Pre-Closing Tax Period and the portion of any Straddle Period ending on the Closing Date, regardless of how imposed and whether disputed or not, and for the purposes of apportioning liabilities it shall be assumed that the date of Closing is the end of an accounting period for UK Tax purposes.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.

“Profit Ticker Amount” means £23,354 (twenty-three thousand, three hundred and fifty-four pounds) multiplied by the number of days from and including 1 July 2026 up to and excluding the Closing Date.

“Property Leases” has the meaning set forth in Section 3.2(o).

“Proxy Statement/Prospectus” has the meaning set forth in Section 6.12.

“Pro Rata Share” means, with respect to each Seller, the following percentage: (a) Michael David Loggie: 60%; (b) Jack William Loggie: 30%; and (c) Michael David John Loggie: 10%.

“Related Person” has the meaning set forth in Section 4.22.

“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, leaching, migrating, escaping, disposing or dumping of a Hazardous Material into or through the Environment.

“Releasee” has the meaning set forth in Section 10.4(a).

“Relief” means any loss, relief, allowance, credit, exemption or set off for Tax purposes or any deduction in computing income, profits or gains for Tax purposes and any right to a repayment of Tax or to a payment in respect of Tax.

“Restraint” has the meaning set forth in Section 8.1(a).

“Rollover Documents” means the Rollover Loan Note Instruments, the Rollover Loan Notes, and the Rollover Put and Call Agreements.

“Rollover Loan Note Instruments” means: (i) the Consideration Loan Note Instrument; (ii) a loan note instrument to be executed by Drilling Tools International Inc., to implement the issuance of the Rollover Loan Notes to be issued by Drilling Tools International Inc.; and (iii) a loan note instrument to be executed by Drilling Tools International Holdings Inc., to implement the issuance of the Rollover Loan Notes to be issued by Drilling Tools International Holdings Inc., in each case: (a) to be issued to the Sellers (other than the Trustee Seller) in the proportions set forth in Exhibit B; and (b) in a form and substance reasonably satisfactory to the Parties.

“Rollover Loan Notes” means the unsecured loan notes, structured as non-qualifying corporate bonds, constituted under each Rollover Loan Note Instrument and issued to the Sellers (other than the Trustee Seller), including for the avoidance of doubt, the Consideration Loan Notes, in a form and substance reasonably satisfactory to the Parties and set out in the corresponding Rollover Loan Note Instrument.

“Rollover Put and Call Agreements” means put and call option agreements between each Seller (other than the Trustee Seller) and: (i) Buyer and Drilling Tools International Inc. in respect of the relevant Rollover Loan Notes; (ii) Drilling Tools International Inc. and Drilling Tools International Holdings Inc. in respect of the relevant Rollover Loan Notes; and (iii) Drilling Tools International Holdings Inc. and Parent in respect of which the DTI Common Stock is issued to the Sellers (other than the Trustee Seller) immediately following the Closing, in each case in a form and substance reasonably satisfactory to the Parties.

“Saltire Drilling Tools” means Saltire Drilling Tools Limited, a private company limited by shares incorporated in Scotland, having its registered office at 100 Union Street, Aberdeen AB10 1QR, with company number SC409057.

“Saltire Malaysia” means Saltire Energy Sdn. Bhd., a private company limited by shares incorporated under the laws of Malaysia, having its registered office at 15-2, Dinasti Sentral, Jalan Kuchai Maju 18, Off Jalan Kuchai Lama, Kuala Lumpur, 58200, Malaysia, with registration number 202401043543 (1589389-U).

“Saltire Norway” means Saltire Energy (Norway) Limited, a private company limited by shares incorporated in Scotland, having its registered office at 100 Union Street, Aberdeen AB10 1QR, with company number SC414001.

“Saltire Romania” means Saltire Energy Europe S.R.L., a limited liability company incorporated under the laws of Romania, having its registered office at 19-21 Bucharest-Ploiesti Road, Baneasa Business Center Building, office H15, 6th floor, District 1, Bucharest, Romania, registered with the Romanian Trade Register under no. J40/3925/2019, having sole registration code 40835019.

“Saltire Sellers” means Michael David Loggie, the Trustee Seller and the Loggie Trustee Sellers.

“Saltire UAE” means Saltire Energy L.L.C., a limited liability company incorporated under the laws of the Emirate of Abu Dhabi, United Arab Emirates, with trade licence number CN-2251239 and unified registration number 101-2021-100070654.

“Sanctioned Country” means any country or region that is (or the government of which is) or has been in the last five years the subject or target of a comprehensive embargo under Sanctions Laws (including Russia, Belarus, Cuba, Iran, North Korea, Syria, Venezuela and the Crimea, Donetsk People’s Republic and Luhansk People’s Republic of Ukraine).

“Sanctioned Person” means any individual or entity that is the subject or target of sanctions or restrictions under Sanctions Laws or Ex-Im Laws, including: (i) any individual or entity listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including, without limitation, OFAC’s Specially Designated Nationals and Blocked Persons; the Consolidated List of persons, Groups and Entities Subject to EU Financial Sanctions maintained by the European Commission, the Consolidated List of Asset Freeze Targets maintained by His Majesty’s Treasury, or any equivalent list maintained by the competent sanctions authority of the United Kingdom or any EU member state; or (ii) any entity that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a person or persons described in clause (i).

“Sanctions Laws” means all U.S. and non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State), the European Union, the United Kingdom (including, without limitation, the Office of Financial Sanctions Implementation) and the United Nations Security Council.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Incident” means any (a) breach of security, phishing incident, ransomware or malware attack affecting any Company Systems, or (b) incident in which confidential information or Personal Data was or may have been accessed, disclosed, destroyed, processed, used, or exfiltrated in an unauthorized manner (whether any of the foregoing was possessed or controlled by the Companies or by another Person on behalf of the Companies).

“Seller” has the meaning set forth in the preamble.

“Seller Documents” has the meaning set forth in Section 5.1(a).

“Seller Representative” has the meaning set forth in Section 12.20.

“Selling Expenses” means:

(a) any sale, change of control or transaction bonus, retention, stay deferred compensation, phantom equity, bonus, incentive or other similar compensatory payment or benefit payable or provided by the Companies to any current or former officer, director, employee or other individual service provider of the Companies, in each case, in connection with the execution of this Agreement or the consummation of the transactions contemplated by this Agreement, together with the employer portion of any applicable Taxes and NICs due on the foregoing amounts,

(b) all of the fees and expenses (including any VAT or other sales tax thereon) of outside legal counsel, accountants, advisors, brokers and investment bankers incurred by the Companies in connection with the consummation of the transactions contemplated hereby to the extent unpaid (it being understood that in no event shall Selling Expenses be deemed to include any fees, costs and expenses to the extent incurred by or at the direction of Buyer in relation to Buyer’s or its Affiliates’ financing (including obtaining any consent or waiver relating thereto) for the transactions contemplated hereby or any other liabilities or obligations incurred or arranged by or on behalf of Buyer or its Affiliates in connection with the transactions contemplated hereby (including any fees payable to any financing institution or the Companies’ accountants on behalf of Buyer or its Affiliates and any fees costs and expenses for which Buyer is responsible pursuant to the terms of this Agreement)), and

(c) the outstanding amount, if any, of any shareholder notes issued to any Seller or Affiliate of the Companies by the Companies prior to the Closing, including, without limitation any such notes or loans Disclosed.

“SEC” has the meaning set forth in Section 6.4(b).

“Settlement Amounts” has the meaning set forth in Section 2.2(b).

“Significant Customer” has the meaning set forth in Section 4.21.

“Significant Supplier” has the meaning set forth in Section 4.21.

“Software” means all (a) computer programs and software, including firmware, software implementations of algorithms, and software models and methodologies, whether in source code, object code or other form, including libraries, subroutines and other components thereof; (b) data, databases and other compilations of data or information, and (c) all documentation related to the foregoing, including development, diagnostic, support, user and training documentation related to any of the foregoing.

“Specific Tax Liabilities” means:

(a) additional Land and Buildings Transaction Tax and Stamp Duty Land Tax (together with interest and / or penalties thereon) payable in respect of the Historic Scottish Leases, to the extent such amounts exceed the Agreed Historic Lease Tax Amount;

(b) inheritance tax and / or capital gains tax or any other Tax (together with interest and / or penalties thereon), in each case to the extent not paid prior to the date of this Agreement, arising in connection with the employee benefit trust established by Saltire Pressure Control Limited, including any such Tax arising under or in connection with the agreement(s) reached between any Company or Subsidiary and His Majesty’s Revenue and Customs in respect of that employee benefit trust (an “EBT Tax Liability”);

(c) any liability for Tax incurred by either of the Companies or a Subsidiary (or, following the Closing, by Buyer as a result of its ownership of such Company or Subsidiary) arising from the opposition proceedings initiated by the Romanian tax authority in connection with the voluntary dissolution of Saltire Romania, including any additional Taxes, interest, penalties or other amounts assessed or claimed in connection therewith, and any reasonable third-party costs and expenses incurred in resolving such proceedings or completing the voluntary dissolution, liquidation and strike-off of Saltire Romania, in each case to the extent arising out of or attributable to any fact, matter, circumstance or period existing on or prior to Closing (in all cases, a “Romanian Tax Liability”);

(d) income tax, employee and employer national insurance contributions and Apprenticeship Levy (including any interest and penalties) incurred by either of the Companies or a Subsidiary arising from the failure by the Companies or any of the Subsidiaries (or, following the Closing, by Buyer as a result of its ownership of such Company or Subsidiary) to report staff entertaining costs to the relevant Taxing Authority for UK income tax purposes prior to Closing;

(e) income tax, employee and employer national insurance contributions, Apprenticeship Levy and any liabilities under the Construction Industry Scheme (including any interest and penalties) incurred by either of the Companies or a Subsidiary (or, following the Closing, by Buyer as a result of its ownership of such Company or Subsidiary) arising from the engagement prior to Closing by any Company or Subsidiary of any individual as self-employed or otherwise engaged other than as an employee, where such individual is or was liable to be treated as an employee for Tax purposes, in all cases to the extent arising in respect of payments made by the Companies or any Subsidiary prior to Closing;

(f) Tax (including any interest and penalties) imposed on either Company or a Subsidiary (or, following the Closing, by Buyer as a result of its ownership of such Company or Subsidiary) by any Taxing Authority outside the United Kingdom on the basis that any Company or Subsidiary is or was treated as having a taxable presence, permanent establishment or other basis of Tax liability in the relevant jurisdiction, including in connection with contracts for the rental of equipment, in all cases prior to Closing;

(g) any UK VAT underdeclared by either Company or any Subsidiary, or any liability to register for and account for VAT of a Company or a Subsidiary (or any similar or equivalent Tax) in each case, prior to Closing, in any jurisdiction outside the United Kingdom (including any interest and penalties), arising from the treatment applied by any Company or Subsidiary to the hire of goods or equipment used, or capable of being used, outside the United Kingdom, including in connection with the “use and enjoyment” provisions of UK VAT legislation;

(h) any Tax (including any interest and penalties) incurred by either Company or a Subsidiary (or, following the Closing, by Buyer as a result of its ownership of such Company or Subsidiary) arising from the incorrect treatment of import VAT, including any failure to be correctly identified as the importer of record on any customs declaration or to hold sufficient evidence to support import VAT recovered, in each case by any Company or Subsidiary prior to Closing;

(i) any Tax incurred by either Company or a Subsidiary (or, following the Closing, by Buyer as a result of its ownership of such Company or Subsidiary) (including any interest and penalties) arising from any Company or Subsidiary having made an excessive claim for double taxation relief prior to Closing;

(j) any Tax incurred by either Company or a Subsidiary (or, following the Closing, by Buyer as a result of its ownership of such Company or Subsidiary) (including any interest and penalties) arising from the application of the UK controlled foreign companies rules to any Subsidiary prior to Closing; and

(k) any liability for Tax incurred by either of the Companies or a Subsidiary arising from the transfer by Michael David Loggie of any interest in the Company Capital Stock that takes place on or before the Closing.

“Straddle Period” means any Tax period beginning on or before and ending after the Closing Date.

“Subsidiaries” means any Person of which (A) a majority of the outstanding share capital, voting securities or other equity interests are owned, directly or indirectly, by either Company; or (B) either Company is entitled, directly or indirectly, to appoint a majority of the board of directors or managers or comparable supervisory body of such Person.

“Tax” or “Taxes” means any federal, state, local or non-U.S. net income, alternative or add-on minimum tax, estimated, gross income, net or gross receipts, net or gross proceeds, sales, use, service, ad valorem, value-added, transfer, franchise, capital, capital gains, capital stock, profits or windfall or excess profits, leasing, lease, occupation, gaming, goods and services, recording, turnover, license, withholding, payroll, employment, excise, severance, stamp, production, occupation, premium, property, unclaimed property, escheat, disability, registration, environmental or windfall profit tax, custom, duty or other imposition, in each case, in the nature of a tax imposed by any Governmental Authority, including national insurance contributions, apprenticeship levy and inheritance tax, and including any interest, penalties and additions to tax imposed with respect thereto, whether disputed or not.

“Tax Claim” means a claim for breach of the Tax Warranties and / or a Tax Indemnity Claim.

“Tax Contest” has the meaning set forth in Section 11.3.

“Tax Indemnity Claim” means a claim under Section 10.2(a)(i), Section 10.2(a)(ii), or any other claim under Section 10.2 in respect of Tax.

“Tax Returns” means all returns, declarations, claims for refund, information returns, statements and reports, including amendments and supporting schedules and attachments, filed or required to be filed in respect of Taxes.

“Tax Warranties” means the warranties set forth in Section 4.6.

“Taxing Authority” means any Governmental Authority responsible for the administration or imposition of any Tax.

“Third-Party Claim” has the meaning set forth in Section 10.3(a).

“Trustee Seller” means Optimus Corporate Services Limited (formerly Tenon (IOM) Corporate Services Ltd), in its capacity as trustee of the Cansco Limited Employee Trust 2007.

“W&I Policy” means the buyer-side warranty and indemnity insurance policy in the Agreed Form issued to Buyer in connection with this Agreement.